

NOTICE OF 2020

ANNUAL MEETING OF
STOCKHOLDERS AND
PROXY STATEMENT

BuildWithBMC.com

ABOUT BMC

BMC is one of the nation's leading providers to professional builders and contractors in the residential housing market. The Company's comprehensive portfolio of products and services spans building materials, including millwork and structural component manufacturing capabilities, consultative showrooms and design centers, value-added installation management and an innovative eBusiness platform capable of supporting all of our customers' needs.

BMC's vision is to be the preferred supplier, employer, partner and distributor in our communities. We want to be known as one of the best companies across any industry, not just the building materials industry.



MESSAGE FROM THE CHAIRMAN & CEO

DEAR FELLOW STOCKHOLDERS,

We and our fellow directors strive to govern BMC Stock Holdings, Inc. in a prudent and transparent way that will support the Company in achieving strong operating and financial performance and deliver long-term value for you, our stockholders. On behalf of our fellow directors, we are honored to write to you and provide you with our 2020 proxy materials, which gives you the opportunity to vote on a number of important matters.

The Proxy Statement describes the business to be conducted at our 2020 Annual Meeting of Stockholders. A Notice of Internet Availability, which contains instructions on how to access online our 2020 Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, is first being sent to stockholders on or about March 27, 2020 (unless you have previously requested to receive a paper copy of our materials). We urge you to carefully read our proxy materials regarding the matters to be voted on at the Annual Meeting and to vote your shares via the Internet, by telephone or by mail as soon as possible so that your shares are represented at the Annual Meeting.

We believe that accountability to stockholders is an important part of BMC's success. We encourage you to contact us to share your views, interests and concerns via BMC's website at ir.buildwithbmc.com. If you would like to write to us, you may do so by addressing your correspondence to the Corporate Secretary at our principal executive offices at 8020 Arco Corporate Drive, Suite 400, Raleigh, NC 27617. We are excited about the future of BMC and are grateful for the trust you have placed in our Company. On behalf of the entire Board of Directors and management team, thank you for your continuing support.



David Bullock
Chairman of the Board

David E. Flitman
President and CEO

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

ANNUAL MEETING DETAILS	**RECORD DATE**	**HOW TO ATTEND THE ANNUAL MEETING ONLINE**
Thursday, May 14, 2020 8:00 a.m. Eastern Time Log-in begins at 7:45 a.m.	Only stockholders of record at the close of business on Thursday, March 19, 2020, will be entitled to vote at the Annual Meeting and any adjournments or postponements.	**Step 1** – Go to this address: www.virtualshareholdermeeting.com/BMCH2020 **Step 2** – Enter your 16-digit control number *(included on the Notice or proxy card you received)* See the proxy statement for more details about attending the Annual Meeting online. We are not holding an in-person meeting.

Your vote is important to us. You may vote in advance of the Annual Meeting by Internet, telephone or mail or by attending the Annual Meeting. Please refer to the Notice of Internet Availability of Proxy Materials or the proxy card or broker instructions that you received for information on how to vote.

Dear Fellow Stockholder:

It is my pleasure to invite you to attend the 2020 Annual Meeting of Stockholders (the "Annual Meeting") of BMC Stock Holdings, Inc. ("BMC" or the "Company"), which will be held exclusively online at the website above. We are holding the Annual Meeting for the following purposes:

1 DIRECTOR ELECTIONS	**2 AUDITOR RATIFICATION**	**3 SAY ON PAY**	**4 2020 STOCK PLAN**
Board recommendation VOTE **FOR** each director nominee	**Board recommendation** VOTE **FOR** ratification of PwC	**Board recommendation** VOTE **FOR** approval of our pay practices	**Board recommendation** VOTE **FOR** approval of 2020 Stock Plan
Elect Mark A. Alexander, David W. Bullock and David L. Keltner as Class I directors to hold office until the 2023 Annual Meeting and until their respective successors are elected and qualified	Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020	Approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers as disclosed in the proxy statement	Approve our 2020 Incentive Compensation Plan

Stockholders will also transact such other business as may properly come before the Annual Meeting or any adjournments or postponements, although we are not aware of any such business.

In light of ongoing developments related to coronavirus (COVID-19) and after careful consideration, the Board of Directors has determined to hold a virtual annual meeting in order to facilitate stockholder attendance and participation by enabling our stockholders to participate from any location at no cost. We believe that this is the right choice for BMC and our stockholders at this time, as it increases our ability to engage with all stockholders while safeguarding the health of our stockholders, directors and BMC's management team.

Thank you for your ongoing support and continued interest in the Company.

Very truly yours,

Timothy D. Johnson
Executive Vice President, General Counsel and Corporate Secretary
Raleigh, North Carolina
March 27, 2020

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 14, 2020.

This Notice of Annual Meeting of Stockholders and Proxy Statement and our 2019 Annual Report are available through our Investor Relations website at ir.buildwithbmc.com or at www.proxyvote.com.

What does this mean? We are providing access to our proxy materials primarily over the Internet. On March 27, 2020, we began mailing to our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials (unless such stockholder had previously requested to receive a paper copy). The notice contains instructions on how to access those documents online and how to receive a paper copy. This process conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method for stockholders to access our materials.

PROXY STATEMENT INTRODUCTION & SUMMARY

This summary contains highlights about BMC and the upcoming Annual Meeting. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire proxy statement carefully before voting.

OVERVIEW

Beginning on March 27, 2020, the Board of Directors (the "Board") of BMC is making available to you this proxy statement in connection with its solicitation of proxies for the Annual Meeting. The Annual Meeting will be held on Thursday, May 14, 2020, at 8:00 a.m., Eastern Time, for the purposes set forth in the Notice, and it will be a completely virtual meeting. You will be able to attend the Annual Meeting online, vote your shares electronically and submit your questions online prior to and during the meeting. In light of on-going developments related to coronavirus (COVID-19), we are not holding an in-person meeting this year. For more information about the Annual Meeting, including how you can vote your shares and attend, see "Frequently Asked Questions About These Proxy Materials & Voting" on page 46.

On December 1, 2015, Stock Building Supply Holdings, Inc. ("SBS") and Building Materials Holding Corporation ("BMHC") merged (the "Merger") to create the Company (Nasdaq: BMCH). In this proxy statement, unless the context requires otherwise, all references to the Company, BMC, we, us, our or similar words refer to BMC Stock Holdings, Inc. and its subsidiaries (the combined company), and references to SBS and BMHC refer to the legacy companies (and their respective subsidiaries) as they existed before the Merger.

2019 BUSINESS HIGHLIGHTS

Net sales for 2019 were negatively impacted by commodity price deflation of 7.5% as compared to 2018. Despite this headwind, the Company continued its track record of strong performance in 2019 by continuing to grow sales in its value-added product categories, including achieving millwork, doors & windows sales of over $1.0 billion for the first time since the Merger. Key financial highlights include:











$246M

Cash provided by operating activities, up from $210M in 2018

* Adjusted EBITDA is a non-GAAP measure. See "Appendix A – Non-GAAP Measures" on page 51 for more information, including a reconciliation to the most directly comparable GAAP measure along with an explanation of why we use this measure and how it is useful to investors.

2019 SUSTAINABILITY HIGHLIGHTS

We at BMC are committed to delivering long-term value to our employees, customers, communities and stockholders. Guided by initiatives such as the Sustainability Accounting Standards Board (SASB) and informed by our stakeholders, we focus on the issues that are important to the success of our business.

Our strong safety record is one factor important to the success of our business, and we have cut our workforce recordable incident rate by over 35% during the prior three years to 3.25 in 2019. While we are proud of our strong safety record, we are focused on continuously improving our safety performance, and after beating our company goal last year, we are targeting a further 10% improvement for 2020.

Another area is helping customers cost-effectively improve their safety and efficiency, and our READY-FRAME® products, computerized precise pre-cut and labeled framing bundles, enable crews to build faster, safer and with less waste. READY-FRAME® enables construction up to 20% faster and can deliver an over 35% increase in productivity per hour. It requires little to no cutting of framing lumber and can deliver over 25% less ladder time, reducing injury risk for a safer and cleaner jobsite. Environmentally, READY-FRAME® significantly reduces the amount of material sent to landfill, with up to two-thirds fewer dumpster loads per jobsite, meaning less waste and lower disposal costs, as well as lower emissions from avoided waste haulage.

We recognize that the environmental sustainability of our products is important to our customers and, of course, to us. We prioritize purchasing and supplying sustainable wood products with over 60% of the wood we purchase certified sustainable by the Sustainable Forestry Initiative (SFI) or Forest Stewardship Council (FSC).

BOARD HIGHLIGHTS

The following table provides an introduction to our Board, including the three Class I nominees for election at the Annual Meeting.

Name	Age	Director Since	Primary Occupation & Other Current Public Company Boards	A	C	G
Class I (nominees for term through 2023)						
Mark A. Alexander I	61	2017	Founder, Chairman & CEO, Landmark Property Group *Director, W.P. Carey*	C		
David W. Bullock, Chairman I	55	2015*	Former CFO, Pinnacle Agriculture Holdings		M	M
David L. Keltner I	60	2015*	Former Interim President & CEO, BMC Stock Holdings			C
Class I (not standing for election)						
Jeffrey G. Rea**	55	2015*	Former President & CEO, SBS Director, Verra Mobility Corp. & Gores Holdings III			
Class III (term continues through 2022)						
Cory J. Boydston I	60	2018	CFO, Ashton Woods USA	M		
Henry Buckley I	59	2017	Former President, CEO & Director, Uni-Select		M	M
Carl R.Vertuca, Jr.*** I	73	2015*	President, The Vertuca Group			
Class II (term continues through 2021)						
Cheemin Bo-Linn*** I	66	2019	President & CEO, Peritus Partners, Inc.	M		
David E. Flitman	55	2018	President & CEO, BMC Stock Holdings			
Michael T. Miller I	55	2015*	Executive Vice President & CFO, Installed Building Products *Director, Installed Building Products*	M		
James O'Leary I	57	2015*	Chairman of Kinematics Manufacturing Company		C	

I : Independent **A :** Audit Committee **C:** Organization and Compensation Committee
C : Chair M : Member **G:** Corporate Governance and Nominating Committee

* Does not include the directors' service on the boards of SBS or BMHC prior to the Merger.
** Jeffrey G. Rea is stepping off the Board, with his term expiring at the Annual Meeting.
*** Cheemin Bo-Linn was appointed to the Audit Committee effective March 19, 2020, at which time Carl R. Vertuca, Jr. ceased to serve on the Audit Committee.

The Corporate Governance and Nominating Committee (the "Governance Committee") is responsible for, among other things, overseeing the succession planning process for directors so that we have the right people on the Board, both now and in the future, to oversee management's execution of the Company's strategy and safeguard the long-term interests of stockholders. Key Board composition highlights include:

- **Deep bench of industry experience**, with 8 of 11 directors having served as executives in the building materials, home building, construction services or real estate industries
- **Significant financial expertise,** with all 4 members of the Audit Committee qualifying as audit committee financial experts
- **Substantial majority of independent directors,** with 9 of 11 directors, including our Chairman, being independent
- **Diversity of backgrounds,** with 7 CEOs, 4 CFOs, 1 venture capitalist, a broad range of ages represented on the Board (ranging from 55 to 73), 2 female directors and 1 director identifying as LGBT
- **Mix of director tenures,** with 2 of 11 directors having served on the Board for more than 5 years (including, for this purpose, service on the boards of SBS or BMHC prior to the Merger) and 5 directors joining the Board over the past 3 years

CORPORATE GOVERNANCE HIGHLIGHTS

We believe that our long-standing commitment to robust corporate governance is a crucial aspect of our efforts to advance and safeguard the interests of our Company and our stakeholders. Some of our key corporate governance practices include:

- **Separate Chairman of the Board and CEO,** with an independent director serving as Chairman
- **Substantial majority of our Board is independent,** including 9 of our 11 directors
- **Solely independent key committees,** including Audit, Governance, and Compensation
- **Active, engaged Board,** with total average attendance at meetings of the Board and applicable committees of over 96%
- **Annual Board and committee evaluations** overseen by the Governance Committee

EXECUTIVE COMPENSATION HIGHLIGHTS

PRIMARY OBJECTIVES OF OUR COMPENSATION PROGRAM

1 Attract and Retain

Attract, engage and retain superior talent who contribute to our long-term success

2 Motivate and Reward

Motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business

3 Align with Strategy

Align compensation with our corporate strategies and business objectives

4 Align with Stockholders

Effectively align our executive officers' interests with those of our stockholders

PROGRAM ELEMENTS FOR 2019

- **Base salary.** Fixed, market competitive base level of cash compensation
- **Annual bonus.** Variable annual cash opportunity that may be earned based on achievement of challenging adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") (75% weighting) and Free Cash Flow (25% weighting) performance targets
- **Time-based RSUs.** Restricted stock units that vest annually in one-third increments from the date of grant subject to the executive's continued service
- **Performance-based RSUs.** Variable restricted stock units that may be earned based on achievement of cumulative adjusted earnings per share ("Adjusted EPS") (weighted 50%) and average return on invested capital ("Average ROIC") (weighted 50%) performance targets over a three-year performance period

PAY MIX FOR 2019

For 2019, 77% of David Flitman's target total direct compensation (i.e., base salary, target annual bonus, and target long-term equity award value) and an average of 64% of our other named executive officers' target total direct compensation was at risk or contingent upon corporate performance as shown below.



CEO
Base Salary
(23%)
Long-Term Equity
(54%)
Annual Incentive
(23%)
At Risk
(77%)

AVERAGE OF OTHER NEOs*
Long-Term Equity
(33%)
Base Salary
(36%)
Annual Incentive
(31%)
At Risk
(64%)

* Average of Other NEOs excludes Mr. McGaugh, who was not employed by the Company as of December 31, 2019.

TABLE OF CONTENTS

CORPORATE GOVERNANCE MATTERS

PROPOSAL 1
ELECTION OF DIRECTORS

At the Annual Meeting, three director nominees are to be elected as Class I directors. Upon recommendation by the Governance Committee, the Board has nominated Mark A. Alexander, David W. Bullock and David L. Keltner for election for a term of three years (through the 2023 Annual Meeting) and until their successors have been duly elected and qualified. Each of the nominees currently serves as a Company director. Mr. Alexander was appointed to the Board in 2017 and so has not previously been elected by BMC's stockholders. Mr. Bullock and Mr. Keltner were previously elected by BMC's stockholders in 2017. In connection with the May 2019 appointment of Dr. Bo-Linn as a Class II director, the Board increased its size to 11 and the number of Class II directors to four. In nominating three director nominees to be elected as Class I directors, the Board will be decreasing its size to 10 and the number of Class I directors to three.

Unless a proxy specifies otherwise, the persons named in the proxy will vote the shares covered thereby **FOR** the nominees as listed. Each nominee has consented to be a candidate and to serve if elected. Although the Board has no reason to believe that any nominee will be unavailable to serve as a director, if such an event should occur, the Board may designate a substitute nominee or reduce the size of the Board. If the Board designates a substitute nominee, proxies will be voted for such substitute nominee(s).



BMC Board Recommendation
The Board unanimously recommends a vote **FOR** the election of each of the director nominees.

CLASS I NOMINEES FOR A TERM EXPIRING AT THE 2023 ANNUAL MEETING

MARK A. ALEXANDER

Independent
Age: 61
Director Since: 2017
Board Committees: Audit (Chair)

Qualifications
We believe that Mr. Alexander possesses specific attributes that qualify him to serve as a member of the Board, including his executive and financial expertise and experience gained from previous management positions.

Director Service at BMC
– Director of the Company since 2017

Professional Experience
– Currently serves as Founder, Chairman and Chief Executive Officer of Landmark Property Group, a property management and real estate redevelopment company, since its founding in 2009
– Chief Executive Officer, President and a director of Suburban Propane Partners (NYSE: SPH), a multibillion-dollar energy services company, from March 1996 to September 2009
– Senior Vice President, Business Development of Hanson Industries, the U.S. arm of Hanson plc from 1984 to 1996

Other Current Public Company Boards
– Director and Audit Committee Chairman at W.P. Carey Inc. (NYSE: WPC)

Education/Training
– B.B.A. in Accounting from the University of Notre Dame
– Certified Public Accountant (currently inactive) in the State of New Jersey

DAVID W. BULLOCK

Independent Board Chair
Age: 55
Director Since: 2015
Board Committees:
Compensation, Governance

Qualifications
We believe that Mr. Bullock possesses specific attributes that qualify him to serve as a member of the Board, including his extensive financial skills and experience gained from previous management positions.

Director Service at BMC
– Director of the Company since 2015
– Prior to the Merger, served as a director of BMHC since 2014

Professional Experience
– Most recently served as the Chief Financial Officer of Pinnacle Agriculture Holdings LLC, an agricultural retail and wholesale distribution business, from October 2015 until his retirement in September 2017
– Director of Pinnacle Agriculture Holdings LLC from 2015 to January 2018 and Audit Committee Chairman from January 2015 to October 2015
– Private investor between 2011 and 2015
– Chief Financial Officer of Graham Packaging Company Inc. (NYSE: GRM), a global manufacturer of rigid plastics containers, from 2009 until the sale of the company in 2011
– Chief Operating Officer, Executive Vice President and Chief Financial Officer of UAP Holding Corporation (Nasdaq: UAPH), a distributor of agricultural-related products from 2002 to 2008
– Prior to this, various financial positions with FMC Corporation, Air Products and Chemicals Inc. and Westinghouse Electric

Public Company Boards in the Past Five Years
– Director of Origin Agritech Limited (Nasdaq: SEED)

Other Current Positions
– Director and Audit Committee Chairman at AEA TCB Holdings LP
– Director of Faith Alive USA Inc.

Education/Training
– B.S. in Electrical Engineering from Lehigh University
– M.B.A. from Cornell University

DAVID L. KELTNER

Independent
Age: 60
Director Since: 2015
Board Committees: Governance (Chair)

Qualifications
We believe that Mr. Keltner possesses specific attributes that qualify him to serve as a member of the Board, including his experience in building products distribution, strong executive and financial skills gained from previous and current management positions and valuable experience gained from board service.

Director Service at BMC
– Director of the Company since 2015
– Prior to the Merger, served as director of SBS since 2014

Professional Experience
– Most recently served as the Company's Interim President and Chief Executive Officer from January 2018 to September 2018
– Interim Chief Financial Officer of Ferguson plc (formerly Wolseley plc), a heating and plumbing distributor to the professional market, from August 2016 to August 2017
– Chief Financial Officer of Ferguson Enterprises, Inc., a U.S. distributor of residential and commercial plumbing, HVAC and industrial supplies, from 2009 to August 2016
– Chief Financial Officer of Wolseley North America, from 2007 to 2009
– Vice President for Construction Lending of SBS from 1993 to 2006
– Prior to that, Vice President in the Institutional/Corporate Bank division of NationsBank

Other Current Positions
– Chairman of Crescent Electric Supply Company
– Director of Virginia Tile Company

Education/Training
– B.S. in Finance from Miami University
– M.B.A. from the University of Chicago

CLASS III DIRECTORS CONTINUING IN OFFICE UNTIL THE 2022 ANNUAL MEETING

> Independent
> Age: 60
> Director Since: 2018
> Board Committees: Audit
>
> **Qualifications**
> We believe that Mrs. Boydston possesses specific attributes that qualify her to serve as a member of the Board, including her public company accounting and finance experience and extensive related industry experience.

CORY J. BOYDSTON

Director Service at BMC
– Director of the Company since 2018

Professional Experience
– Currently serves as Chief Financial Officer of Ashton Woods USA L.L.C., the third largest private homebuilder in the United States, a position she has held since 2009
– Senior Vice President, Chief Financial Officer and Partner at Starwood Land Ventures, LLC, a real estate investment firm that engages in residential land acquisition, development and financing, from 2008 to 2009
– Senior Vice President – Finance and Treasury at Beazer Homes USA, Inc. (NYSE: BZH), a home construction company, from 1998 to 2008
– A variety of leadership roles at Lennar Corporation (NYSE: LEN), a home construction company, from 1987 to 1997, including Chief Financial Officer and Corporate Controller

Other Current Positions
– Co-Founder of Women's Housing Leadership Group

Education/Training
– B.S. in Accounting from Florida State University
– Certified Public Accountant in the State of Georgia

> Independent
> Age: 59
> Director Since: 2017
> Board Committees: Compensation, Governance
>
> **Qualifications**
> We believe that Mr. Buckley possesses specific attributes that qualify him to serve as a member of the Board, including his prior role as Vice President of Specialty Brand Companies and Mergers and Acquisitions at W.W. Grainger and his extensive distribution business experience across multiple industries.

HENRY BUCKLEY

Director Service at BMC
– Director of the Company since 2017

Professional Experience
– Most recently served as President, Chief Executive Officer and a director of Uni-Select, a distributor of automotive refinish and industrial paint and related products, a position he held from August 2015 until his retirement in September 2018
– Chief Operating Officer of Uni-Select from September 2014 to August 2015
– A number of leadership roles at W.W. Grainger, Inc., an industrial supply company, including Vice President of Specialty Brand Companies and Mergers and Acquisitions from May 2012 to September 2014
– More than 35 years of experience, having served in management roles across a number of distribution businesses in multiple industries, including fluid power, electrical, building materials and general industrial distribution

Education/Training
– M.B.A. from Queen's University

Independent
Age: 73
Director Since: 2015
Board Committees: None

Qualifications
We believe that Mr. Vertuca possesses specific attributes that qualify him to serve as a member of the Board, including his experience as a director of public companies and in the areas of acquisitions, finance, manufacturing and engineering.

CARL R. VERTUCA, JR.

Director Service at BMC
– Director of the Company since 2015
– Prior to the Merger, served as director of BMHC since 2010

Professional Experience
– Currently serves as President of The Vertuca Group, a venture capital and real estate investment company, a position he has held since 2000
– Executive Vice President of Finance and Administration and a director of the Dii Group, a publicly held contract manufacturing company, from 1993 to 2000
– Director and Chairman of the Audit Committee of DDi Corp. (Nasdaq: DDIC), a publicly traded company that produced quick-turn printed circuit boards, from 2003 until the company was acquired in June 2012

Public Company Boards in the Past Five Years
– Director and Chairman of the Audit Committee at Roomlinx (OTCMKTS: RMLX)

Education/Training
– A.S. in Mechanical Engineering from the University of Kentucky
– B.S. in Business from the University of Kentucky
– M.B.A. from the University of Kentucky

CLASS II DIRECTORS CONTINUING IN OFFICE UNTIL THE 2021 ANNUAL MEETING

Independent
Age: 66
Director Since: 2019
Board Committees: Audit

Qualifications
We believe that Dr. Bo-Linn possesses specific attributes that qualify her to serve as a member of the Board, including her financial and executive experience and her experience in technology and digital operations, including expertise in cyber security.

CHEEMIN BO-LINN

Director Service at BMC
– Director of the Company since 2019

Professional Experience
– Currently serves as President and Chief Executive Officer of Peritus Partners, Inc., an international consulting firm focused on assisting companies in cyber security resolution, information technology and digital marketing, a position she has held since January 2013
– Chief Marketing Officer, Chief Revenue Officer and consultant at NetLine Corporation, a global online multi-channel digital media network, mobile applications and content marketing services company, from September 2010 to November 2012
– President of Peritus Partners Inc./BL Group from July 2006 to August 2010
– From June 1980 to June 2006, held a number of executive business management roles including Vice President of Electronics at IBM (NYSE: IBM)

Other Current Public Company Boards
– Director and Audit Committee Chair at Sphere 3D Corp. (NASDAQ: ANY)

Education/Training
– Ed.D. in Education from the University of Houston

President & CEO
Age: 55
Director Since: 2018
Board Committees: None

Qualifications
We believe that Mr. Flitman possesses specific attributes that qualify him to serve as a member of the Board, including his proven track record and demonstrated leadership ability from over three decades of experience leading distribution businesses across multiple industries and his depth of operational, commercial and supply chain experience.

DAVID E. FLITMAN

Director Service at BMC
– Director of the Company since 2018

Professional Experience
– Currently serves as the Company's President and CEO, a position he has held since September 2018
– Executive Vice President of Performance Food Group Company, a family of leading foodservice distributors, and President and Chief Executive Officer of its Performance Foodservice division from January 2015 to September 2018
– Chief Operating Officer and President, USA & Mexico of Univar Corporation, a global chemical distributor, from January 2014 to December 2014 after joining Univar in December 2012 as President USA with additional responsibility for Univar's Global Supply Chain & Export Services teams
– Executive Vice President and President, Water and Process Services at Ecolab Inc., the global leader in water, hygiene and energy technologies and services from November 2011 to September 2012, and previously Senior Executive Vice President of Nalco Holding Company from August 2008 until it was acquired by Ecolab in November 2011
– President of Allegheny Power System, an electric utility that served customers in Pennsylvania, West Virginia, Virginia, and Maryland, from February 2005 to July 2008
– Prior to this, nearly 20 years in operational, commercial, and global business leadership positions at DuPont, a science and technology-based company

Other Current Public Company Boards
– Director of Veritiv Corporation (NYSE: VRTV)

Education/Training
– B.S. in Chemical Engineering from Purdue University

MICHAEL T. MILLER

Independent
Age: 55
Director Since: 2015
Board Committees: Audit

Qualifications
We believe that Mr. Miller possesses specific attributes that qualify him to serve as a member of the Board, including his extensive experience in the building products industry, background in finance and knowledge of financial reporting, including over 15 years of management and oversight of financial reporting and audit teams.

Director Service at BMC
– Director of the Company since 2015
– Prior to the Merger, served as a director of BMHC since 2014

Professional Experience
– Currently serves as Executive Vice President, Chief Financial Officer of Installed Building Products, Inc. (NYSE: IBP), a leader in the installation of insulation, garage doors, rain gutters, shower doors, closet shelving and mirrors, and other products in the new and existing residential and commercial real estate markets, a position he has held since March 2004
– Executive Vice President—Finance, Installed Building Products, Inc. from 2000 to March 2004
– Senior Vice President/Managing Director responsible for Corporate Investment Banking at Huntington Capital Corp., a subsidiary of Huntington Bancshares, Inc. (Nasdaq: HBAN), a regional bank holding company from 1991 to 2000

Other Current Public Company Boards
– Director of Installed Building Products, Inc. (NYSE: IBP)

Education/Training
– B.A. from Wake Forest University

JAMES O'LEARY

Independent
Age: 57
Director Since: 2015
Board Committees: Compensation (Chair)

Qualifications
We believe that Mr. O'Leary possesses specific attributes that qualify him to serve as a member of the Board, including his depth of business, operations and financial experience.

Director Service at BMC
– Director of the Company since 2015
– Prior to the Merger, served as a director of BMHC since 2014

Professional Experience
– Chairman of Kinematics Manufacturing Company, from October 2013 to the present
– Senior Advisor and member of Madison Dearborn Partners' Basic Industries Advisory Group from March 2014 to the present
– Served as Chairman and Chief Executive Officer of WireCo Worldgroup, Inc., a leading global manufacturer of engineered wire, steel rope and synthetic rope, from January 2017 until his retirement from WireCo in July 2019
– Chairman of the Board and Chief Executive Officer of Kaydon Corporation, Inc., a diversified global manufacturer of precision industrial goods that was listed on the New York Stock Exchange, from March 2007 until its sale in October 2013
– Independent director of Kaydon Corporation, Inc. from 2005 to March 2007

Other Current Positions
– Chairman of Kinematics Manufacturing Company
– Member, Basic Industries Advisory Group, Madison Dearborn Partners
– Member, Alumni Relations & Government and Community Relations Committee, Pace University

Education/Training
– B.B.A. from Pace University
– M.B.A. from the Wharton School of the University of Pennsylvania
– Certified Public Accountant (currently inactive) in the State of New York

CLASS I DIRECTOR NOT STANDING FOR ELECTION

Jeffrey G. Rea will step off the Board as of the Annual Meeting. Mr. Rea has served as a director of the Company since 2015 and previously served as a director of SBS from 2010 until the Merger. The Board thanks Mr. Rea for his years of valuable service to the Company.

BOARD COMPOSITION

The Governance Committee is responsible for, among other things, overseeing the succession planning process for directors and ensuring that we have the right people on the Board, both now and in the future, to oversee management's execution of the Company's strategy and safeguard the long-term interests of stockholders. In this regard, the Governance Committee is charged with identifying, screening and recruiting potential director candidates to fill expected vacancies.

HOW WE BUILD A BOARD THAT'S RIGHT FOR BMC

In identifying potential candidates for Board membership, the Governance Committee relies on suggestions and recommendations from directors, stockholders, management and others, including from time to time executive search firms to assist it in locating qualified candidates. The Governance Committee does not distinguish between nominees recommended by stockholders and other nominees. Dr. Bo-Linn, who was elected to our Board in 2019, was recommended for consideration as a director by Mr. Vertuca, a non-employee director.

Once potential director candidates are identified, the Governance Committee, with the assistance of management, undergoes an extensive vetting process that considers each candidate's background, independence and fit with the Board's priorities. As part of this vetting process, the committee as well as other members of the Board and the Chief Executive Officer will conduct a series of interviews with the candidates. If the Governance Committee determines that a potential candidate meets the needs of the Board and has the desired qualifications, it will recommend the candidate's nomination or appointment to the full Board for consideration.

WHAT WE LOOK FOR IN DIRECTORS

The Governance Committee strives to maintain an engaged, independent Board with broad and diverse experience and judgment that is committed to representing the long-term interests of our stockholders. The committee considers a wide range of factors when selecting and recruiting director candidates, including achieving:

– **Experienced and qualified Board.** The Governance Committee seeks directors with significant leadership experience as a senior officer in a public or substantial private company (or other comparable experience) in areas relevant to the Company so that they have a breadth of knowledge about issues affecting the Company and its industry. In this regard, we seek directors with expertise in finance, logistics, manufacturing, law, human resources, marketing and other areas that the Board determines are important.
– **Diversity.** The Governance Committee takes into account a candidate's ability to contribute to the diversity of occupational and personal backgrounds on the Board. To this end, the Committee considers all factors deemed appropriate, including diverse characteristics. In this regard, we have two female directors and one of our directors identifies as LGBT. The committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.
– **Mix of director tenures.** We believe that BMC benefits by fostering a mix of experienced directors with a deep understanding of the Company and its industry and those who bring fresh perspectives. In this regard, we have a number of directors with deep industry experience who served on the legacy BMHC or SBS boards prior to the Merger, and we have recruited five new directors over the past three years.
– **Ideal Board size.** Currently, the size of the Board is set at 11 directors, which includes four Class I directors, four Class II directors and three Class III directors. Following the expiration of Mr. Rea's term at the Annual Meeting, the Board will decrease its size to 10 directors and the number of Class I directors to three directors. The Board believes this size works well as it provides a sufficient number of directors on the Board to achieve an appropriate mix of experience and meet its oversight responsibilities, while promoting accountability and efficiency.

Director "must-haves." In addition to the considerations above, we believe that all of our directors should possess the following personal attributes: integrity and sound ethical character, absence of legal or regulatory impediments, absence of conflicts of interest, demonstrated track record of achievement, ability to act in an oversight capacity, appreciation for the issues confronting a public company, adequate time to devote to the Board and its committees, and willingness to assume broad, fiduciary responsibilities on behalf of all stockholders.

HOW WE ASSESS DIRECTOR INDEPENDENCE

Our policy and practice. We require a majority of our Board members, including all members of our Audit Committee, Compensation Committee and Governance Committee, to be independent under Nasdaq listing standards. The Board, with the assistance of the Governance Committee, considers all relevant facts and circumstances when making its independence determinations. A substantial majority of our Board – nine out of eleven directors – is independent.

How we assessed independence this year. The Board has affirmatively determined that the following nine directors are independent within the meaning of the Nasdaq listing standards: Dr. Bo-Linn, Mrs. Boydston and Messrs. Alexander, Buckley, Bullock, Keltner, Miller, O'Leary and Vertuca. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with BMC. In making this determination, the Board took into account that BMC from time to time engages in business in the ordinary course with entities where our directors are employed. In each of the last three fiscal years, payments that BMC made to or received from these businesses accounted for less than 2% of the annual revenues of each of BMC and the other entities.

HOW YOU CAN RECOMMEND A CANDIDATE FOR ELECTION TO THE BOARD

The Governance Committee considers director candidates recommended by stockholders. Stockholders wishing to recommend a candidate may do so by writing to the Corporate Secretary at the Company's address on the last page of this proxy statement, and including all information that our Bylaws require for director nominations.

BOARD OPERATIONS

The Board is elected by stockholders to oversee management and assure that stockholders' long-term interests are being served. In furtherance of this responsibility, a key function of the Board is reviewing, approving (where appropriate) and actively monitoring management's execution on the Company's long-term strategic goals and providing advice and counsel to management on significant issues facing the Company. The Board reviews and considers the Company's strategy throughout the year, and discusses it at every Board meeting.

The Board actively engages on BMC matters throughout the year. Key touch points for the Board include:
– **Quarterly Board meetings.** Each quarter, the Board holds an in-person, two-day session that includes meetings of the Board's standing committees (Audit Committee, Governance Committee and Compensation Committee), a meeting of the independent directors, a meeting of the full Board that includes updates from the chief executive officer, chief financial officer, heads of our business segments and heads of key functions, including Human Resources and Legal, and a working dinner focused on the Company's financial performance. The Board and committees also have calls as needed in between their quarterly meetings.
– **Annual governance review and investor feedback update.** Throughout the year, the Company actively engages with its largest stockholders on a wide range of matters. Each year, the Board and Governance Committee receive an update on current trends in corporate governance and feedback received from investors, which helps inform the Board's decisions to enhance corporate governance, executive compensation and disclosure practices.
– **Annual Board and committee evaluations.** The Board and each of its standing committees undergo an extensive self-evaluation each year that helps inform the Board's decisions to enhance Board and committee operations and its consideration of Board composition.

Attendance at Board meetings. We expect all directors to attend and actively participate in all in-person and telephonic meetings of the Board (and of any committees on which they serve). In 2019, the Board held 11 meetings, the Audit Committee held nine meetings, the Compensation Committee held six meetings and the Governance Committee held four meetings. The Board's Technology Committee, which was disbanded in March 2020, held one meeting. For 2019, the total average attendance at meetings of the Board and applicable committees was over 96%, and each director attended 91% or more of the aggregate number of meetings of the Board and of the committees on which he or she served during the period he or she was on the Board or committee.

Attendance at the annual stockholders meeting. Directors are also encouraged to attend the annual meeting of stockholders. All of our directors then on the Board attended our 2019 Annual Meeting.

HOW THE BOARD OVERSEES RISK

Our executive management team is responsible for managing the risks inherent in our business, and our Board oversees our executive team in the execution of its risk management function. To assist in this oversight function, our Board has overseen the development of the Company's risk management process. Management identifies and assesses the risks inherent in the business based on the likelihood of the risk occurring and the consequence to the Company if the risk were to be realized. Each year an annual risk assessment is presented to the Board identifying significant risks, including a description of any current or future mitigating actions the Company may take. The Board and Audit Committee also receive interim reports on emerging risks as they occur.

Our Board regularly discusses with management BMC's major risk exposures, their potential impact on our business and the steps we take to monitor, mitigate and control such exposures. While our Board has general oversight responsibility for risk at our Company, the Board has delegated some of its risk oversight duties to our Board committees as follows:
– **Audit Committee.** Reviews and discusses the Company's policies and guidelines with respect to risk assessment and management, and oversees financial risk exposure and risks related to our compliance programs, financial statements and internal controls
– **Governance Committee.** Oversees risks related to corporate governance, including the performance and composition of the Board
– **Compensation Committee.** Oversees risks related to our compensation policies and programs and succession planning (together with the full Board), and development and retention of Company executives

The Board decided to disband the Technology Committee in March 2020 as it was determined that the full Board, which is responsible for overseeing technology and cybersecurity risks, could, together with the Audit Committee, sufficiently oversee the technology risks of the Company. In this regard, the Board receives regular cybersecurity updates (at least annually) from the Company's senior information technology executives.

BOARD OVERSIGHT AND SUCCESSION PLANNING

As reflected in our Corporate Governance Guidelines, among its other primary responsibilities, the Board is responsible for planning for CEO, senior management and director succession and overseeing the development of the Company's senior management. The Board's succession planning process includes consideration of ordinary course succession, as well as the development of contingency plans for emergencies such as the unplanned departure, death or disability of the CEO or other members of senior management. As part of the Board's oversight of senior management succession planning, the Compensation Committee reviews our succession plan, actively monitors the development of qualified candidates for principal positions and reviews succession planning and management development with the full Board.

BOARD LEADERSHIP STRUCTURE

Current Board leadership structure. We currently separate the roles of Chairman of the Board and CEO. Mr. Bullock, an independent director, serves as Chairman, and Mr. Flitman serves as President and CEO.

Why the Board believes its leadership structure is appropriate for the Company. The Board periodically reviews its leadership structure to evaluate whether the structure remains appropriate for the Company. The Board has determined that the current structure is appropriate at this time in that it enables Mr. Flitman to focus on his role leading the Company as President and CEO, while enabling Mr. Bullock to continue to provide leadership on policy matters at the Board level. The Board believes that the Board leadership structure should, among other things, be informed by the needs and circumstances of the Company and the then-current membership of the Board, and that the Board should remain adaptable to shaping the leadership structure as those needs and circumstances change.

BOARD COMMITTEES

The Board has a standing Audit Committee, Compensation Committee and Governance Committee. The Board's Technology Committee, which met once in 2019, was disbanded in March 2020. Each of the standing committees meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors. The Board has adopted a written charter for each of these committees, which sets out its functions and responsibilities. These are available in the "Corporate Governance" section of our Investor Relations website at ir.buildwithbmc.com.

Director Name	Independent	Audit Committee	Compensation Committee	Governance Committee
David W. Bullock (Chairman of the Board)	Yes		M	M
Mark A. Alexander	Yes	C F		
Cheemin Bo-Linn*	Yes	M F		
Cory J. Boydston	Yes	M F		
Henry Buckley	Yes		M	M
David E. Flitman	No			
David L. Keltner	Yes			C
Michael T. Miller	Yes	M F		
James O'Leary	Yes		C	
Jeffrey G. Rea**	No			
Carl R. Vertuca, Jr.*	Yes			
Number of meetings in 2019		**9**	**6**	**4**

C : Chair   M : Member   F : Financial Expert

* Dr. Bo-Linn was appointed to the Audit Committee effective March 19, 2020, at which time Mr. Vertuca ceased to serve on the Audit Committee.

** Mr. Rea is stepping off the Board, with his term expiring at the Annual Meeting.

Committee independence. The Board has determined that each standing committee member meets the applicable Nasdaq listing standards regarding "independence," and each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to BMC. In addition, all of our Audit Committee and Compensation Committee members meet the heightened independence requirements under applicable SEC rules and Nasdaq listing standards.

Financial acumen. Each of our Audit Committee members meets the financial literacy requirements of the SEC and Nasdaq, and each of our Audit Committee members also qualifies as an "audit committee financial expert" under SEC rules.

Key committee oversight responsibilities

Audit Committee	(1) selection, compensation, evaluation and work of our outside auditor (2) actively monitor and review qualifications and independence of our outside auditor (3) accounting and financial reporting processes, policies and principles (4) review of non-GAAP measures and metrics with outside auditor to assess their use and disclosure and use (5) financial statements and internal control over financial reporting (6) internal audit function (7) communicate with management and our outside auditor to discuss new auditing standards and emerging auditing issues (8) risk assessment and management, major financial risk exposures, related party transactions (9) legal and regulatory compliance and ombudsman program
Compensation Committee	(1) overall compensation philosophy (2) compensation and employment agreements for our chief executive officer and other executive officers (3) director compensation (4) equity and other incentive plans (5) risks arising from compensation programs and executive succession planning (6) stockholder engagement on executive compensation matters
Governance Committee	(1) director succession and vacancy planning (2) director recruitment and nominations (3) Board committee membership and structure (4) annual evaluations of the Board and Board committees (5) annual review of corporate governance practices, including our Corporate Governance Guidelines

OTHER GOVERNANCE POLICIES

CORPORATE GOVERNANCE GUIDELINES

The Company has adopted Corporate Governance Guidelines, which you can find on our website at ir.buildwithbmc.com, that we believe reflect the Board's commitment to a system of governance that enhances corporate responsibility and accountability. The Board annually reviews these guidelines, along with the charters for the Board's standing committees, so that our policies and programs continue to reflect good corporate governance practices. The guidelines were most recently updated in October 2019. In connection with the Board's review over the past two years, the Board determined to: adopt stock ownership guidelines for directors and executive officers (discussed below); expand the Board's director selection criteria beyond experience in the Company's industry to include other business experience relevant to the Company and, where appropriate, the consideration of diverse characteristics; adopt limits on the number of public company boards on which directors can serve (four other boards or, for directors who serve as a public company CEO, two other boards); adopt a mandatory retirement age of 72 for directors, which can be waived if the Board determines that re-nomination after a director's 72nd birthday is in the best interests of the Company; require directors to seek approval before joining the board of another company; provide an oversight role for the Compensation Committee regarding stockholder engagement on executive compensation matters and the Governance Committee regarding stockholder engagement on all other matters; provide that the Governance Committee will oversee the director orientation process for new directors; and strengthen the Company's insider trading and investor communication policies.

HOW YOU CAN COMMUNICATE WITH THE BOARD

Stockholders may contact an individual director, the Board as a group or a specified Board committee or group, including the non-employee directors as a group, at the following address:

 c/o Corporate Secretary, BMC Stock Holdings, Inc., 8020 Arco Corporate Drive, Suite 400, Raleigh, NC 27617
Attn: Chairman of the Corporate Governance and Nominating Committee

The Board has instructed our Corporate Secretary to review correspondence directed to the Board and not to forward certain items that are unrelated to the duties and responsibilities of the Board, such as resumes or business solicitations, or that are otherwise inappropriate. See our website at http://ir.buildwithbmc.com/investors/corporate-governance/contact-the-board/default.aspx for more information. In accordance with our Corporate Governance Guidelines, appropriate correspondence will be forwarded to the Chairman of the Governance Committee.

BOARD INTEGRITY POLICIES

Code of Business Conduct and Ethics. The Board has approved and adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees. In the event that we amend, or grant a waiver from, a provision of the code that applies to the chief executive officer, chief financial officer or chief accounting officer and that requires disclosure under applicable SEC rules, we will disclose this within four business days on our website at ir.buildwithbmc.com.

Conflicts of interest. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the Board, which will then determine an appropriate resolution on a case-by-case basis.

RELATED PERSON TRANSACTIONS

Approval Policies

Our Board has adopted a written policy regarding the review, approval or ratification of transactions involving certain persons that the SEC requires to be disclosed in proxy statements, which are commonly referred to as "related person transactions." Under SEC rules, a related person is an officer, director, nominee for director, beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year, or an immediate family member of any of the foregoing. Under this written policy, our Audit Committee is responsible for the review, approval and ratification of "related person transactions" between us and any related person. In the course of its review and approval or ratification of a related person transaction, the Audit Committee will consider:

– The extent of the nature of the related person's interest in the transaction;
– The material terms of the transaction, including the amount involved and type of transaction;
– The availability of comparable products or services from unaffiliated third parties, if applicable;
– The importance of the transaction to the related person and to our Company;
– Whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and
– Any other matters the Audit Committee deems appropriate

Related Person Transactions for 2019

Other than compensation agreements and other arrangements that are described under "Executive Compensation," since January 1, 2019, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

DIRECTOR COMPENSATION

The Compensation Committee annually reviews the form and amount of compensation payable to our non-employee directors and recommends any appropriate adjustments to the full Board for approval. With the establishment of the Technology Committee in May 2019, the Compensation Committee recommended and the Board approved an annual cash retainer of $10,000 for membership on such committee and $25,000 for the chairperson of such committee. The Technology Committee was disbanded in March 2020. As a result of its annual review, the Compensation Committee also recommended and the Board approved, a reduction in the Board chair's annual cash retainer from $150,000 to $112,500 and annual equity grant from $200,000 to $180,000, as well as an increase in the annual equity retainer of all other non-employee directors from $100,000 to $120,000. These changes were intended to more closely align our non-employee director compensation with the median of our peer group as discussed under "Compensation Discussion & Analysis – Benchmarking." Following such adjustments, for 2019, all members of our Board who were not employed by the Company or one of its subsidiaries received compensation for their services to the Board and related committees as described below.

NON-EMPLOYEE DIRECTOR COMPENSATION ELEMENTS

Description	Amount
Annual retainer	$75,000 for non-employee directors $112,500 for non-employee chair of the Board
Additional annual retainer for serving on a committee	$10,000 for membership on Audit Committee, Compensation Committee or Technology Committee $6,000 for membership on Governance Committee
Additional annual retainer for chairing a committee	$25,000 for chair of Audit Committee, Compensation Committee or Technology Committee $16,000 for chair of Governance Committee
Annual equity grant	$120,000 for non-employee directors $180,000 for non-employee chair of the Board

2019 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

The following table sets forth the annual compensation that we paid our non-employee directors in 2019.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
David W. Bullock	142,512	180,021	___	322,533
Mark Alexander	110,000	120,014	___	230,014
Cheemin Bo-Linn[3]	53,239	120,014		173,253
Cory J. Boydston	85,000	120,014	___	205,014
Henry Buckley	91,000	120,014	___	211,014
David L. Keltner[4]	91,022	120,014	___	211,036
Michael T. Miller	85,000	120,014	___	205,014
James O'Leary	110,000	120,014	___	230,014
Jeffrey G. Rea[5]	81,263	120,014	16,951	218,228
Carl R. Vertuca, Jr.[6]	115,142	120,014	___	235,156

(1) Represents the grant date fair value of restricted stock units (RSUs) granted to our non-employee directors during fiscal year 2019 based on the closing market price on the date prior to grant. We used our closing market price on the grant date in order to determine the number of RSUs to award to each director. The RSUs vest in full on the earlier of May 16, 2020, or the date of the Annual Meeting. The grant date fair value is calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). For a discussion of the assumptions used in determining the compensation cost associated with stock awards, see Note 15 of the Notes to the Consolidated Financial Statements on Form 10-K for the fiscal year ended December 31, 2019. As of December 31, 2019, each of our directors held the following number of restricted stock units and stock options:

Name	Outstanding RSUs (#)	Outstanding Options (#)
David W. Bullock	7,962	___
Mark Alexander	5,308	___
Cheemin Bo-Linn	5,308	
Cory J. Boydston	5,308	___
Henry Buckley	5,308	___
David L. Keltner	5,308	___
Michael T. Miller	5,308	___
James O'Leary	5,308	___
Jeffrey G. Rea	5,308	173,802[a]
Carl R. Vertuca, Jr.	5,308	___

(a) Mr. Rea's stock options are all fully vested. Of these options, 92,502 have an exercise price of $14.00 per share and expire on August 14, 2023, and 81,300 have an exercise price of $20.34 per share and expire on July 3, 2024.

(2) Represents the aggregate cost of medical and dental coverage provided to Mr. Rea under the Company's broad-based group health plan and the cost to the Company of health premiums for supplemental coverage provided through a third party. Mr. Rea receives such benefits under an arrangement with the Company entered into in connection with the Merger, under which the Company has agreed to provide such coverage for so long as Mr. Rea continues to serve as a director of the Company.

(3) Dr. Bo-Linn joined the Board on May 16, 2019, and thus her annual cash retainers were prorated.

(4) Mr. Keltner was appointed Chair of the Governance and Nominating Committee on May 16, 2019.

(5) Mr. Rea was appointed to the Technology Committee on May 16, 2019.

(6) Mr. Vertuca was appointed Chair of the Technology Committee on May 16, 2019 and at the same time, stepped down from the Governance and Nominating Committee.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Effective as of March 1, 2018, the Board adopted a policy requiring each non-employee director to own Company equity securities with an aggregate value of at least three times the director's annual cash retainer. Directors have five years from the later of the date of their election or the effective date of the policy to meet this ownership requirement. If a director does not reach his or her ownership requirement within the time period provided, the Compensation Committee will determine whether action is appropriate, and may award all future Board compensation, including any retainers for committee service, in equity until the guideline is met. Moreover, if a director does not meet the ownership requirement, he or she must obtain advance approval from the chair of the Compensation Committee before selling, transferring or otherwise disposing of any Company equity securities. As of the date of this proxy statement, all of the non-employee directors serving on the Board had met the ownership requirement or were on track to meet the ownership requirement by the applicable deadline.

AUDIT MATTERS

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has the sole responsibility for the appointment, compensation and oversight of the Company's independent registered public accounting firm. For 2020, the Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as our independent auditor. PwC has served as our independent auditor since 2015, and previously served as the independent auditor for SBS from 1985 to 2015. The Audit Committee and the Board believe that the continued retention of PwC as our independent auditor is in the best interests of the Company and its stockholders.

Why are we asking stockholders to vote on this proposal? The Board, upon recommendation of the Audit Committee, is submitting the selection of PwC to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of PwC, the Audit Committee will review its future selection of our independent auditor in light of that vote result. Even if the selection is ratified, the Audit Committee may, in its discretion, appoint a new independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of PwC are expected to attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate stockholder questions.



BMC Board Recommendation
The Board unanimously recommends a vote **FOR** this proposal.

FEES PAID TO PwC

The following table sets forth the aggregate fees billed for professional services rendered by PwC for 2018 and 2019.

	Fiscal 2018	Fiscal 2019
Audit Fees[1]	$2,725,000	$ 3,355,400
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees[2]	2,765	2,765
Total	$2,727,765	$3,358,165

(1) Consists of fees for professional services provided in connection with the audit of our consolidated annual financial statements and review of our consolidated interim financial statements. The increase in audit fees from fiscal 2018 to fiscal 2019 was primarily related to audit work performed on the Company's 2019 acquisitions and other non-recurring matters.

(2) Consists of fees for services other than those described above. For fiscal 2018 and 2019, this includes a subscription to an online accounting research tool and a licensing fee for a disclosure checklist.

KEY AUDIT OVERSIGHT POLICIES AND PRACTICES

PRE-APPROVAL POLICY FOR SERVICES PROVIDED BY PwC

The Audit Committee has established a policy concerning the pre-approval of services performed by the Company's external accounting firms. Under this policy, the committee reviews all engagement letters from accounting firms for non-audit services and specifically pre-approves all services to be provided by the Company's independent registered public accounting firm. As part of its review, the committee considers whether the provision of any non-audit services is compatible with maintaining the independence of our independent auditor, and solicits the input of management and the independent auditor on this issue.

In 2019, all services provided to the Company by PwC were pre-approved by the Audit Committee pursuant to the policies and procedures described above, and all non-audit services provided to the Company by PwC were determined by the committee to be compatible with the maintenance of PwC's independence in the conduct of its auditing functions.

ROTATION OF LEAD AUDIT ENGAGEMENT PARTNER

Key PwC partners assigned to our audit are rotated at least every five years. The Audit Committee and its chair oversee the selection process for each new lead engagement partner. Throughout this process, the committee and management provide input to PwC about the Company's priorities, discuss candidate qualifications and interview potential candidates put forth by the firm.

AUDIT COMMITTEE REPORT

ROLES AND RESPONSIBILITIES

– **Management.** Management of the Company has the primary responsibility for the preparation, presentation and integrity of the accounting and financial reporting practices of the Company, including our system of internal controls. To help maintain the integrity of our accounting and financial reporting practices, we have a dedicated financial reporting team as well as an internal audit function that conducts financial, compliance and process improvement audits throughout the year.
– **Independent auditor.** PwC is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the conformity of our consolidated financial statements with generally accepted accounting principles in the United States.
– **Audit Committee.** The Audit Committee assists the Board in its general oversight of the Company's financial statements and financial reporting process, internal control over financial reporting, disclosure controls and procedures, and internal and external auditors. As part of this oversight responsibility, the committee is responsible for monitoring the activities and performance of the Company's independent auditor, including the audit scope, audit fees, auditor independence matters, and the extent to which the independent auditor can be retained to perform non-audit services. The committee proactively engages with the Company's independent auditor and Company's management to discuss key reporting practices (including the use of non-GAAP measures and metrics), critical audit matters and new auditing standards and emerging audit related issues. The committee also oversees the fee negotiations associated with the retention of the Company's independent auditor. In carrying out these responsibilities, the Audit Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and to retain such outside counsel, experts and other advisors as it determines appropriate to assist it in conducting any such investigations.

ANNUAL INDEPENDENT AUDITOR EVALUATION AND ENGAGEMENT PROCESS

At least annually, the Audit Committee evaluates the qualifications, performance and independence of PwC to decide whether to continue to retain PwC as the Company's independent auditor or engage another firm. When conducting its most recent evaluation of PwC, the Audit Committee considered, among other factors, PwC's:
– **Professional qualifications** and historical and recent performance on the Company's audits;
– **Tenure** as the Company's independent auditor and its related depth of understanding of the Company's businesses, operations, systems, and accounting policies and practices;
– **Independence** policies and processes for maintaining its independence;
– **Fees** for audit and non-audit services, and the appropriateness of such fees; and
– **Cost-benefit analysis** of selecting a different independent auditor (including relative benefits, challenges, overall advisability and potential impact).

REQUIRED DISCLOSURES AND DISCUSSIONS

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed our audited consolidated financial statements for the year ended December 31, 2019 with the Company's management and representatives of PwC. The Audit Committee discussed with PwC the matters required to be discussed under PCAOB standards. In addition, the Audit Committee received the written disclosures and the letter from PwC, as required by the PCAOB, regarding PwC's independence and discussed with PwC its independence. Based on these reviews and discussions with management and PwC, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the Company's audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Audit Committee
Mark A. Alexander, Chair
Cory J. Boydston
Michael T. Miller
Carl R. Vertuca, Jr.

EXECUTIVE OFFICERS

The following table sets forth the names, ages and titles of our current executive officers:

Name	Age	Title
David E. Flitman[1]	55	President, Chief Executive Officer and Director
James F. Major, Jr.	48	Executive Vice President, Chief Financial Officer and Treasurer
Mike Farmer	43	Executive Vice President, Operational Excellence, People and Growth
Timothy D. Johnson	44	Executive Vice President, General Counsel and Corporate Secretary

1) See "Proposal 1 – Election of Directors" beginning on page 1 for Mr. Flitman's background.

Our executive officers are appointed by our Board and serve until their successors have been duly elected and qualified or until their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

James F. Major, Jr. Mr. Major has been an executive officer of the Company since 2015 (and of SBS from 2005 through the Merger). He is currently our Executive Vice President, Chief Financial Officer and Treasurer, and is responsible for finance, credit and information technology activities. Mr. Major has substantial expertise in financial planning, analysis and reporting, tax planning and compliance. Mr. Major joined SBS in 1998 as Assistant Controller. Prior to that, he was an audit manager with PwC. Mr. Major received his undergraduate degree from Wake Forest University. He is a Certified Public Accountant (North Carolina) and has attended management programs at the Darden School of Business at the University of Virginia and the International Institute for Management Development in Lausanne, Switzerland.

Mike Farmer. Mr. Farmer is responsible for the Company's human resources, process improvement and value-added product sales growth areas. Mr. Farmer assumed the role of Vice President of Human Resources as of the effective time of the Merger, was appointed Senior Vice President of Human Resources in January 2017, was appointed Executive Vice President of Human Resources in February 2019 and was appointed Executive Vice President, Operational Excellence, People and Growth in May 2019. Mr. Farmer joined SBS in 2006 in its HR department and, before that, Mr. Farmer was a director of HR at ATX-CoreComm. Mr. Farmer received his undergraduate degree from Hope College and a Master's Degree from Michigan State University.

Timothy D. Johnson. Mr. Johnson has responsibility for all legal, corporate governance and compliance matters for the Company. Prior to joining the Company in January 2019, Mr. Johnson was Senior Vice President and General Counsel for Ply Gem Holdings, Inc. from June 2008 until January 2019, and Senior Vice President and Regional Counsel for Arysta Life-Science North America from March 2006 to June 2008. Previously, Mr. Johnson was an attorney at the law firms of Hunton & Williams and Wilson, Sonsini Goodrich & Rosati. Mr. Johnson received his undergraduate degree from Taylor University and his J.D. from Duke University School of Law.

EXECUTIVE COMPENSATION MATTERS

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking our stockholders to approve a non-binding advisory resolution on the compensation of our named executive officers ("NEOs"), as disclosed in this proxy statement. Although this advisory vote, commonly referred to as a "say-on-pay" vote, is non-binding, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

Stockholders are urged to read the Compensation Discussion and Analysis ("CD&A"), which begins on page 18, as well as the Summary Compensation Table and other related compensation tables and narrative disclosure, which begin on page 27 and end on page 34 prior to "CEO Pay Ratio," for information relevant to your vote on this proposal. The Compensation Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in aligning the interests of our executives with those of our stockholders and in incentivizing performance that supports our short- and long-term strategic objectives and that the compensation of our NEOs for 2019 reflects and supports these compensation policies and procedures.

As required by Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the Proxy Statement for the Annual Meeting, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.

Our Board's current policy is to hold an advisory vote to approve our executive compensation on an annual basis, and accordingly, after the Annual Meeting, the next advisory vote to approve executive compensation is expected to occur at our 2021 Annual Meeting.



BMC Board Recommendation
The Board unanimously recommends a vote **FOR** this proposal.

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A describes the objectives and philosophy underlying our compensation policies and programs for our NEOs and discusses our compensation decisions for 2019 and the material factors that were considered in making those decisions.

EXECUTIVE SUMMARY

Our Named Executive Officers

Our named executive officers for our fiscal year ended December 31, 2018 were:

Name	Title
David E. Flitman	President and Chief Executive Officer
James F. Major, Jr.	Executive Vice President, Chief Financial Officer and Treasurer
Mike Farmer [1]	Executive Vice President, Operational Excellence, People and Growth
Timothy D. Johnson [2]	Executive Vice President, General Counsel and Corporate Secretary
Lisa M. Hamblet [3]	Former Executive Vice President, Marketing, Pro Remodeling and eBusiness
Michael McGaugh [4]	Former Executive Vice President and Chief Operating Officer

[1] Mr. Farmer previously served as Executive Vice President of Human Resources and assumed his current position on May 16, 2019.

[2] Mr. Johnson was appointed to the role of Executive Vice President, General Counsel and Corporate Secretary as of January 14, 2019.

[3] Ms. Hamblet left employment with the Company effective as of December 31, 2019.

[4] Mr. McGaugh left employment with the Company effective as of March 11, 2019.

Fiscal 2019 Compensation Program Highlights*

– **Annual Bonus:** The Company achieved 2019 Adjusted EBITDA of $259.4 million, a 2.4% decrease over fiscal 2018 results, and 2019 Free Cash Flow of $161.3 million, a decrease of 3.0% over fiscal 2018 results, which resulted in a 132% payout under our annual bonus plan. The 2019 targets were set below actual 2018 results at levels that eliminated the effects of significant commodity price inflation that was in the 2018 results that was not expected to, and did not, continue into 2019, and remained at levels intended to drive superior performance.

– **2017 Performance-Based RSUs:** The Company's 2017 performance-based restricted stock units vested on March 15, 2020 at 67.5% of the target number of units granted, based upon the Company's achievement of cumulative Adjusted EPS of $4.90 (67.0% of target) and Average ROIC of 10.93% (67.9% of target) over the three-year period from January 1, 2017 through December 31, 2019.

* Our performance metrics under our Annual Bonus program and 2017 Performance-Based RSUs are non-GAAP metrics. For information on how these results were calculated from our audited financial statements, see the footnotes to the "Compensation Program Elements for 2019" table below.

Compensation Program Elements for 2019

For our 2019 fiscal year, our named executive officers received the following compensation elements.

Program Element	Form	How Payout Determined	Objectives of Element
Base Salary	Fixed cash	Set based on executive's role and responsibility and to be competitive within the market in which we compete for talent; reviewed periodically for potential adjustment	Induce talented executives to join and remain with our Company
Annual Bonus	Variable cash	May earn from 0% to 200% of target opportunity based on achievement of Adjusted EBITDA[1] (weighted 75%) and Free Cash Flow[2] (weighted 25%) performance targets	Drive Company achievement of financial and operational objectives, emphasizing the creation of profits while retaining solid cash flows
Time-Based RSUs	Equity	Awards vest in one-third increments over three years subject to continued service	Drive Company achievement of long-term financial and operational objectives; align executive officer and stockholder interests; retain executive talent over vesting period
Performance-Based RSUs	Equity	May earn from 0% to 200% of target award, based on achievement of cumulative Adjusted EPS[3] (weighted 50%) and Average ROIC[4] (weighted 50%) over three-year performance period from January 1, 2019 through December 31, 2021 subject to continued service	Drive Company achievement of financial and operational objectives over long-term performance period; align executive officer and stockholder interests; retain executive talent over vesting period
Other Benefits	Various	Participation in broad-based retirement, health and welfare benefit plans; limited personal benefits; negotiated new hire sign-on incentives; and competitive post-severance benefits	Provide a competitive total compensation package; induce talented executives to join and remain with our Company

[1] Adjusted EBITDA is a non-GAAP measure that is defined as net income plus interest expense, interest income, income tax expense, depreciation and amortization, merger and integration costs, non-cash stock compensation expense, acquisition costs and other items.

[2] Free cash flow is a non-GAAP measure that is calculated as net cash provided by operating activities less purchases of property, equipment and real estate, plus proceeds from sales of property, equipment and real estate.

[3] Adjusted EPS is a non-GAAP measure that is calculated as Adjusted Net Income divided by our diluted weighted average common shares outstanding. We calculate our Adjusted Net Income as net income plus merger and integration costs, non-cash stock compensation expense, acquisition costs, other items and after tax effecting those items. Adjusted Net Income may also be adjusted to eliminate the effects of other unusual or infrequent items, as determined by our Compensation Committee.

[4] Average ROIC is a non-GAAP measure that is the arithmetic mean of ROIC calculated for each of the three annual periods within the three-year performance period. Our ROIC is defined as Adjusted Net Operating Profit After Tax divided by average Invested Capital. Adjusted Net Operating Profit After Tax is the product of (i) the sum of operating income, impairment of assets, merger and integration costs, inventory step-up charges, restructuring expenses, non-cash stock compensation expense and acquisition costs, and (ii) (x) 1.00, minus (y) the federal statutory tax rate, minus (z) the state statutory tax rate, net of federal tax. Invested Capital is defined as (i) the sum of (x) long-term debt (including the current portion), and (y) the book value of stockholders' equity, minus (ii) cash and cash equivalents. Adjusted Net Operating Profit After Tax may also be adjusted to eliminate the effects of other unusual or infrequent items, as determined by our Compensation Committee.

Compensation Best Practices

What We Do	What We Don't Do
⊘ Set challenging objectives on a variety of performance measures	⊗ No change in control excise tax gross ups
⊘ Maintain a clawback policy to recoup undue incentive compensation	⊗ No defined benefit pension arrangements or special retirement benefits for executive officers
⊘ Hold an annual say-on-pay vote	⊗ No excessive perquisites
⊘ Conduct an annual compensation risk assessment	⊗ No repricing or exchange of underwater stock options without stockholder approval
⊘ Include a maximum on incentive compensation payouts	⊗ No hedging or pledging of Company securities by directors, officers, employees or consultants
⊘ Maintain robust stock ownership guidelines covering both directors and executive officers	
⊘ Engage an independent compensation consultant	

OBJECTIVES AND PHILOSOPHY

The primary objectives of our executive compensation programs are to:

1 Attract and Retain
Attract, engage and retain superior talent who contribute to our long-term success

2 Motivate and Reward
Motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business

3 Align with Strategy
Ensure compensation is aligned with our corporate strategies and business objectives

4 Align with Stockholders
Effectively align our executive officers' interests with those of our stockholders

Our compensation philosophy is based on the following core principles:

    

Pay for Performance
NEO compensation is based on Company performance and varies based on the extent to which pre-established short- and long-term financial objectives are met.

Pay Competitively
We are committed to providing a total compensation program that retains our highest-performing employees and executives and attracts superior leaders to our Company.

Pay Equitably
We consider accountability, responsibility, qualifications and performance, both individually and collectively as a team, when setting equitable pay levels for our executive officers.

Be Aligned with Stockholders
A significant portion of our executives' total compensation is in the form of equity-based awards, which fluctuate in value based on our share price, aligning executives' and stockholders' interests.

Be Transparent
We strive to clearly communicate our programs to both internal and external stakeholders. Internally, participants should understand performance goals, results and the link between pay and performance. Externally, stockholders should understand how our pay programs link to our business strategies and the relationship between pay and performance.

RESPONSIBILITIES FOR COMPENSATION DECISIONS

Compensation Committee, Chief Executive Officer and Board

Our Compensation Committee has been responsible for the oversight, implementation and administration of all of our executive compensation plans and programs and recommends compensation plans to our Board that are consistent with our compensation philosophy, strategically positioned against our peer group and competitive with other organizations similar to ours.

Our Compensation Committee, in consultation with and upon recommendation of our Chief Executive Officer (with regard to all executive officers other than himself), reviews compensation elements and amounts for our executive officers on an annual basis and at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. Our Board and Compensation Committee determine all of the components of our Chief Executive Officer's compensation, which is also reviewed annually as part of our business planning for the year.

Our Chief Executive Officer evaluates the performance and development of our other executive officers and makes recommendations to the Compensation Committee regarding performance objectives and achievement for such individuals. Our Compensation Committee meets to consider these recommendations, makes determinations as to whether and to what extent performance objectives for our executive officers have been achieved and confirms that we have effective and appropriate compensation programs in place. Our Compensation Committee undertakes a similar review of the performance and development of our Chief Executive Officer and our Chief Executive Officer's contribution to corporate goals. Our compensation arrangements with our executive officers are primarily based on the consolidated financial achievements of our Company, with targets established at the beginning of the year, and these arrangements reflect our commitment to compensating for the achievement of corporate or individual objectives.

Compensation Consultant

During 2019, as in prior years, the Compensation Committee engaged an independent consultant, Lyons, Benenson & Company Inc. ("Lyons, Benenson") to assist with determining compensation levels. The committee retained Lyons, Benenson based upon its expertise and industry experience. Lyons, Benenson reports directly to the committee and the committee has the sole authority to retain and dismiss Lyons, Benenson and to approve Lyons, Benenson's fees. In 2019, the committee relied on Lyons, Benenson to provide a review of executive and director compensation practices of companies in our peer group, including a benchmarking analysis of base salary levels and short- and long-term incentive targets at the companies with which we compete for executive talent. The Compensation Committee evaluated the independence of Lyons, Benenson and determined that Lyons, Benenson was independent and that their engagement did not present a conflict of interest after considering the independence factors enumerated in Rule 10C-1(b) under the Exchange Act.

RISK MANAGEMENT AND ASSESSMENT

Our Compensation Committee, with the assistance of Lyons, Benenson, has assessed our compensation philosophy, policies and program for our employees as they relate to our overall risk management. Based upon this assessment, we believe that there are no undue risks in these policies and programs that would result in a material adverse effect on the Company. In addition, we believe that the mix and design of the elements of executive compensation do not encourage management to assume unnecessary, excessive or inappropriate risks. These beliefs are based on a number of factors, including the following:

– We have committed to providing competitive and equitable pay levels across our organization and to administering compensation and benefit programs in a fair and prudent manner;
– We provide a mix of fixed and variable compensation, as well as a mix between short- and long-term variable compensation;
– We set reasonable targets and performance goals that are demanding, but attainable;
– All performance results under our incentive plans administered by the Compensation Committee are subject to the review and approval of the Compensation Committee, which reserves the right to modify incentive compensation awards where the quality of the underlying performance may be questionable;
– We maintain robust stock ownership guidelines applicable to our named executive officers and have adopted policies that prohibit insider trading, hedging and pledging of Company securities by named executive officers, directors, employees and consultants; and
– We have implemented a compensation recoupment policy, which subjects executives to a requirement to surrender any undue incentive compensation that was paid on the basis of financial results that were required to be restated (other than as a result of a change in the applicable accounting rules or interpretations) or where the executive engaged in misconduct that was materially and demonstrably injurious to the Company.

BENCHMARKING

Lyons, Benenson, in consultation with our Compensation Committee, compiled a report of compensation benchmarking data for executive officers holding comparable positions at comparable companies. The benchmark data included base salary, annual cash incentive opportunities and long-term incentive opportunities. The peer group of companies we used in our benchmarking survey when analyzing 2019 compensation levels consisted of the following:

American Woodmark Corp.	Apogee Enterprises, Inc.	Armstrong World Industries, Inc.
Beacon Roofing Supply, Inc.	BlueLinx Holdings Inc.	Boise Cascade Company
Builders FirstSource, Inc.	Eagle Materials Inc.	Gibraltar Industries, Inc.
MSC Industrial Direct Co. Inc.	Pool Corp.	Universal Forest Products Inc.
USG Corporation		

All of these companies, which come primarily from the lumber and building materials distribution industries as well as other, related industries with which we may compete for talent, were selected for the compensation peer group because they were considered to be significant competitors with respect to the individuals with the talent and experience needed to serve in our executive officer positions. Ply Gem Holdings, Inc. was removed from our 2018 peer group following its April 2018 merger with NCI Building Systems.

BMC VS. PEER GROUP*



Net Revenue — BMC 67th Percentile
Market Capitalization — BMC 42nd Percentile

* Based on available data as of October 2019, our net revenue was at the 67th percentile and our market capitalization was at the 42nd percentile of this peer group.

During October 2019, for purposes of analyzing 2020 compensation levels, the Compensation Committee approved amending the Company's peer group to further align our peer group to our business.

Peer group data is collected for executive positions as one factor our committee considers in setting appropriate compensation levels to attract, motivate and retain qualified executives. In general, we structure our compensation plans to provide target compensation levels and opportunities that are competitive with the median target opportunities for comparable positions in the peer group, but our pay varies from the median at the committee's discretion when warranted by differences in responsibility or function compared to similar positions in peer groups, retention considerations, cumulative performance of any particular NEO or similar considerations.

While our Compensation Committee utilizes this formal benchmarking in its consideration of compensation decisions, we expect it will continue to manage our compensation programs on a flexible basis that will allow it to respond to market and business developments as it views appropriate.

ELEMENTS OF COMPENSATION

Base Salary

We provide a base salary to each of our NEOs that is intended to reflect the scope of his or her responsibilities, individual performance, labor market conditions and competitive market. Base salaries are reviewed from time to time, but no less than annually, and are adjusted when warranted based on performance, changes in responsibilities and overall budget considerations. For 2019, Mr. Major received a modest increase in base salary and Mr. Farmer received a 15% base salary increase in connection with his promotion to Executive Vice President, Operational Excellence, People and Growth in May 2019 and resulting expanded role and responsibilities. The table below sets forth the annualized base salaries for each of our NEOs as of December 31, 2018 and December 31, 2019 or such NEO's last date of employment:

Name	2018 Base Salary ($)	2019 Base Salary ($)	Percentage Change
David E. Flitman	775,000	775,000	N/A
James F. Major, Jr.	437,750	450,000	3% increase
Mike Farmer	275,000	315,000	15% increase
Timothy D. Johnson[1]	N/A	325,000	N/A
Lisa M. Hamblet[1]	333,638	333,638	N/A
Michael McGaugh[1]	563,750	563,750	N/A

[1] Mr. Johnson was appointed to the role of Executive Vice President, General Counsel and Corporate Secretary as of January 14, 2019. Ms. Hamblet left employment with the Company effective as of December 31, 2019. Mr. McGaugh left employment with the Company effective as of March 11, 2019.

Annual Performance-Based Cash Incentives

Our annual performance-based executive bonuses are provided under our Management Incentive Plan, which we refer to as the MIP. The MIP provides our NEOs the opportunity to earn cash payments each fiscal year. The MIP is intended to motivate our NEOs to work effectively to achieve challenging, but attainable financial performance goals that are aligned with the Company's strategic plan and to reward them when these objectives are met or exceeded. Each NEO's target bonus amount is expressed as a percentage of base salary, which we refer to as the Target Bonus. For 2019, we also "capped" the maximum cash incentive payout for each NEO at a maximum award equal to 200% of his or her Target Bonus based on the Company's achievement against financial targets established by our Compensation Committee of Adjusted EBITDA (weighted 75%) and Free Cash Flow (weighted 25%).

The payouts upon achievement of the threshold, target and maximum performance levels set by the Compensation Committee were set at 50%, 100% and 200% of the weighted portion of the Target Bonus amount, respectively, with pro rata computations between achievement levels. If either of the threshold financial targets were not achieved, the NEOs would receive no payout under the MIP with respect to that component.

We continued to use Adjusted EBITDA under the MIP because it measures performance over the periods in which our NEOs can have significant impact, is directly linked to our long-term growth plan and is a key metric used by management and the Board to assess our operating performance. We also retained Free Cash Flow as a secondary metric to encourage management focus on the Company's cash conversion cycles when executing the Company's strategic plan. The financial targets under both metrics were based on our operating plan established by management and approved by the Board at the beginning of the fiscal year, which is based upon certain assumptions and estimates of construction activity, growth and overall market conditions for the fiscal year. For 2019, the Board approved targets for Adjusted EBITDA and Free Cash Flow that required growth over 2018 results for both of these key performance metrics. Under the MIP, the Board reserves the right to make adjustments to financial and operational goals to account for items and circumstances not contemplated at the time the goals were initially established.

The following table shows the final financial metrics established for determining payouts under the 2019 MIP for the NEOs and the calculation of the 2019 MIP payouts based on actual performance. Although the 2019 targets were set below actual 2018 results, they were established at levels that eliminated the effects of significant commodity price inflation that was in the 2018 results that was not expected to, and did not, continue into 2019, and remained at levels intended to drive superior performance.

Performance Metrics	Threshold	Target	Maximum	Actual 2019 Results
Adjusted EBITDA (75% Weighting)[1]	$214.1M	$251.9M	$302.3M	$259.4M
Free Cash Flow (25% Weighting)[2]	$ 89.5M	$105.3M	$126.4M	$161.3M
Payout %	50%	100%	200%	132%

[1] Adjusted EBITDA is a non-GAAP measure that is defined as net income plus interest expense, interest income, income tax expense, depreciation and amortization, merger and integration costs, non-cash stock compensation expense, acquisition costs and other items.

[2] Free cash flow is a non-GAAP measure that is calculated as net cash provided by operating activities less purchases of property, equipment and real estate, plus proceeds from sales of property, equipment and real estate

In light of the achievement of 132% payout of MIP performance targets, our NEOs received the following 2019 MIP annual bonus payments in early 2020: Mr. Flitman: $1,023,775, Mr. Major: $594,450, Mr. Farmer: $312,086, Mr. Johnson: $321,994 and Ms. Hamblet: $440,736.

Mr. McGaugh received a payment of $563,750 reflecting his 2019 target annual bonus amount, in accordance with the terms of his separation agreement

Equity Incentives

During 2019, we maintained the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan, as amended (the "2013 Incentive Plan"). The purpose of the 2013 Incentive Plan is to provide incentives that attract, retain and motivate high-performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success and compensation based on their performance in fulfilling their responsibilities to our Company.

ANNUAL EQUITY AWARDS

For 2019, the Compensation Committee and the Board determined to provide approximately 75% of each named executive officer's annual equity award value in the form of performance-based RSUs and approximately 25% in the form of time-based RSUs. Thus, the Compensation Committee recommended and the Board approved the following annual equity grants on February 19, 2019, which grants were effective on February 28, 2019. In determining the size of these grants, the Compensation Committee considered the compensation levels of similarly situated executive officers in our peer group, the Company's 2018 performance, and the executive officers' individual performance over the prior fiscal year.

Name	Target Annual Equity Award Value Approved by Committee	Time-Based RSUs Granted (vest pro rata annually)	Performance-Based RSUs Granted (at target)[1]
David E. Flitman	$1,800,000	25,253	75,757
James F. Major, Jr.	$ 450,000	6,313	18,940
Mike Farmer	$ 252,000	3,535	10,606
Timothy D. Johnson	$ 325,000	4,559	13,679
Lisa M. Hamblet[2]	$ 266,910	3,745	11,233
Michael McGaugh [2]	$ 845,625	11,863	35,591

[1] The actual number of shares of our common stock that will be issued under the performance-based RSUs could range from zero to a maximum of 200% of the target, based upon the Company's performance over the three-year period from January 1, 2019 through December 31, 2021, using cumulative Adjusted EPS (weighted 50%) and Average ROIC (weighted 50%) over such period as the financial metrics. The threshold, target and maximum performance goals under each of these metrics were set at a level intended to be achievable but require substantial effort on the part of our executives and significant Company growth.

[2] In connection with their respective departures, Ms. Hamblet and Mr. McGaugh forfeited 2/3 of their 2019 time-based RSU awards and all of their 2019 performance-based RSUs.

Retirement, Health, Welfare and Limited Personal Benefits

We provide our NEOs with benefits that we believe are reasonable and in the best interests of our Company and our stockholders. Consistent with our compensation philosophy, we currently intend to maintain these benefits for our NEOs; however, the Compensation Committee, in its discretion, may revise or amend to an officer's benefits if it deems it advisable. We believe these benefits are generally similar to benefits provided by comparable companies.

We maintain a broad-based tax-qualified 401(k) savings plan, which allows eligible participants, including our NEOs, to defer from 0% to 50% of cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. From time to time, we make contributions to our employees' individual 401(k) accounts as a performance incentive. For 2019, we also provided a Company matching contribution equal to 1/2 of up to 6% of compensation contributed to the plan. Participants are always vested in their own contributions to the plan and are generally fully vested in contributions by us after five years of service. We do not currently offer any defined benefit or supplemental executive retirement plans or non-qualified deferred compensation plans for executive officers but may elect to do so in the future.

We offer broad-based medical, dental, vision, life insurance, short- and long-term disability insurance and accidental death and dismemberment insurance for all eligible employees, including our NEOs. Certain of our NEOs participate in a health care program administered by ArmadaCare, which provides reimbursement for certain out-of-pocket health care expenses.

In addition, certain of our executive officers received automobile allowances the costs of which are reflected in the "All Other Compensation" column of the "Summary Compensation Table" included below.

OTHER CONSIDERATIONS AND COMPENSATION BEST PRACTICES

Accounting and Tax Considerations

Section 162(m) generally limits the deductibility of compensation paid to covered employees, including our NEOs, to $1 million during any fiscal year. The exemption from Section 162(m)'s deduction limit for "performance-based compensation" was repealed effective for taxable years beginning after December 31, 2017, such that compensation paid to any covered employee in excess of $1 million will not be deductible, unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Although our Board and Compensation Committee have historically considered the deductibility of compensation elements under Section 162(m) when determining elements of compensation, including our 2017 performance-based RSUs, and remains committed to a performance-based compensation program, we have preserved the flexibility to pay compensation that was not intended to be tax deductible when we determined that it was in the best interests of our stockholders. In addition, the rules and guidance issued under Section 162(m) are complicated, and may change from time to time. Thus, there is no guarantee that compensation awarded in prior years will actually qualify as deductible under Section 162(m).

2019 Say-on-Pay Vote

We received the support of approximately 96.7% of the votes cast at our 2019 Annual Meeting to approve the compensation of our named executive officers as described in our 2019 proxy statement. The Compensation Committee generally considered this very high level of support when reviewing the structure of our compensation program, and, therefore, did not make any specific changes to program elements or policies as a result of this vote.

Recoupment Policy

We are subject to the recoupment requirements under the Sarbanes-Oxley Act. Our equity incentive plans also provide that awards granted under the 2013 Incentive Plan are subject to recoupment, including the clawback of "incentive-based compensation" under the Exchange Act, or under any applicable rules and regulations promulgated by the SEC.

We also maintain a recoupment policy, pursuant to which the Compensation Committee may determine in its discretion if it will require an individual executive officer, a group of executive officers or all executive officers to reimburse the Company for certain incentive compensation paid to them if the financial results upon which the incentive compensation was based are restated or if an executive officer willfully engages in conduct that, among other things, is materially and demonstrably injurious to the Company. The recoupment policy permits the Compensation Committee to take into account the following considerations when determining whether to recoup incentive compensation:

– the reason for the financial restatement or the misconduct;
– the cost to recoup the incentive compensation compared to the amount potentially recoverable;
– the amount of incentive compensation that would have been awarded to or earned by the executive officer(s) had there not
  been a financial restatement or misconduct;
– the conduct of the executive officer(s); and
– any other facts and circumstances that the Compensation Committee may deem appropriate.

We believe our recoupment policy is sufficiently broad to reduce the potential risk that an executive officer would intentionally misstate results in order to benefit under an incentive program and provides a right of recovery in the event that an executive officer took actions that, in hindsight, should not have been rewarded. Our recoupment policy may be adjusted in the future as determined appropriate by the Compensation Committee or as regulatory requirements are adopted.

Hedging and Pledging Policies

Our directors, officers, employees and consultants are prohibited from engaging in any hedging or monetization transactions involving Company securities. In addition, directors, officers, employees and consultants are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan without pre-clearance from the Company's General Counsel.

Stock Ownership Guidelines

In an effort to ensure that senior officers have a significant ownership stake in the Company that aligns the long-term interests of executive officers and stockholders, the Company implemented stock ownership guidelines applicable to all NEOs effective as of March 1, 2018. Under these guidelines, our Chief Executive Officer is required to own Company equity securities with an aggregate value equal to at least five times his base salary. Each other NEO is required to own Company equity securities with an aggregate value of at least three times his or her base salary. Each NEO has five years from the later of the date of their employment in a covered role or the effective date of the policy to meet this ownership requirement. Shares of Company stock owned outright or in trust, vested options and unvested time-based restricted stock units are counted when determining whether the guideline has been achieved. As of the date of this proxy statement, all of our NEOs had met their ownership requirement or were on track to meet the ownership requirement by the applicable deadline.

COMPENSATION COMMITTEE REPORT

This report is submitted by the Compensation Committee of the Board. The Compensation Committee has reviewed the Compensation Discussion and Analysis included in this proxy statement and discussed it with management. Based on its review of the Compensation Discussion and Analysis and its discussions with management, the Compensation Committee has recommended to the Board that this Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
James O'Leary, Chair
Henry Buckley
David Bullock

COMPENSATION TABLES

The purpose of the following tables is to provide information regarding the compensation earned by our NEOs during the fiscal years indicated.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned by our NEOs during fiscal 2017, 2018 and 2019, as applicable:

Name and Principal Position	Year	Salary ($)[5]	Bonus ($)[6]	Stock Awards ($)[7]	Non-Equity Incentive Plan Compensation ($)[8]	All Other Compensation ($)[9]	Total ($)
David E. Flitman President and Chief Executive Officer[1]	2019	775,000	—	1,799,998	1,023,775	27,319	3,626,092
	2018	172,885	200,000	3,500,020	411,918	61,483	4,346,306
James F. Major, Jr. Executive Vice President Chief Financial Officer and Treasurer	2019	448,115	—	450,009	594,450	36,769	1,529,343
	2018	435,788	—	468,750	875,500	31,523	1,811,561
	2017	425,000	—	453,708	—	31,881	910,589
Mike Farmer Executive Vice President, Human Resources	2019	308,846	—	251,993	312,086	24,386	897,311
	2018	271,154	—	229,781	412,500	18,140	931,575
Timothy D. Johnson Executive Vice President, General Counsel and Corporate Secretary[2]	2019	300,000	25,000	325,001	321,994	19,748	991,743
Lisa M. Hamblet Former Executive Vice President, Strategy, Marketing and eCommerce[3]	2019	333,638	—	266,908	440,736	24,945	1,066,227
	2018	332,386	—	299,176	667,276	20,167	1,319,005
	2017	323,115	—	1,262,261	—	20,158	1,605,534
Michael McGaugh Former Executive Vice President and Chief Operating Officer[4]	2019	187,978	—	845,631	—	1,184,932	2,218,541
	2018	561,635	—	1,011,038	1,127,500	20,961	2,721,134
	2017	454,808	100,000	847,875	—	55,959	1,458,642

[1] Mr. Flitman was appointed to the role of President and CEO effective as of September 26, 2018.

[2] Mr. Johnson was appointed to the role of Executive Vice President, General Counsel and Corporate Secretary as of January 14, 2019.

[3] Ms. Hamblet left employment with the Company effective as of December 31, 2019.

[4] Mr. McGaugh left employment with the Company effective as of March 11, 2019.

[5] The amounts reported in this column represent base salaries earned in 2017, 2018 and 2019.

[6] Amounts reported in this column reflect the respective officers' sign-on bonuses.

[7] The amounts reported in this column represent the grant date fair value of the restricted stock units granted in the applicable year, as computed in accordance with ASC 718. Amounts for 2019 include performance-based RSUs based on target performance valued at $1,349,990 for Mr. Flitman, $337,511 for Mr. Major, $188,999 for Mr. Farmer, $243,760 for Mr. Johnson, $200,172 for Ms. Hamblet and $634,232 for Mr. McGaugh. Assuming maximum performance, the grant date fair value attributable to such 2019 awards would have been $2,699,979 for Mr. Flitman, $675,022 for Mr. Major, $377,998 for Mr. Farmer, $487,520 for Mr. Johnson, $400,344 for Ms. Hamblet and $1,268,463 for Mr. McGaugh.

[8] The amounts reported in this column represent the actual payout earned under our MIP for the NEOs' service with respect to their period of employment by the Company during the applicable year.

[9] All other compensation for 2019 is itemized in the table set forth below.

ALL OTHER COMPENSATION TABLE

The table below provides an itemization of all other compensation for 2019 for each of our NEOs.

Name	Insurance Premiums ($)[1]	Severance ($)[2]	Executive Health ($)[3]	Tax Gross-Up ($)[4]	401(k) Company Match ($)[5]	Other ($)[6]	Total ($)
David E. Flitman	5,283	—	8,244	1,444	12,348	—	27,319
James F. Major, Jr.	3,761	—	13,168	—	9,160	10,680	36,769
Mike Farmer	1,815	—	13,168	11	9,392	—	24,386
Timothy D. Johnson	824	—	11,236	—	7,688	—	19,748
Lisa M. Hamblet	2,408	—	13,168	—	9,369	—	24,945
Michael McGaugh	565	1,170,923	3,391	700	9,353	—	1,184,932

[1] These amounts represent payments by us in 2019 on behalf of the applicable NEO for disability, accidental death and dismemberment, and executive life insurance coverage.

[2] This represents (i) $594,059 in severance installments payable to Mr. McGaugh through March 31, 2020, (ii) Mr. McGaugh's target bonus in the amount of $563,750 and (iii) continuation of eligible COBRA coverage for 12 months following March 11, 2019 in the amount of $13,114.

[3] These amounts represent the cost to the Company of supplemental executive health premiums for each of our NEOs provided through a third party.

[4] These amounts represent tax gross-ups provided on relocation benefits for Mr. Flitman and on spousal travel for Mr. McGaugh and Mr. Farmer.

[5] These amounts represent matching contributions allocated by us to the applicable NEO under our tax-qualified retirement plan.

[6] This represents his annual automobile allowance.

GRANTS OF PLAN-BASED AWARDS

During fiscal 2019, each of the NEOs participated in the 2019 MIP and was eligible to receive the awards set forth under "Estimated Future Payouts under Non-Equity Incentive Plan Awards" below. In addition, each of our NEOs received the below-described equity awards in 2019 under our 2013 Incentive Plan.

Name	Grant Date	Date of Approval	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Stock Units (#)	Grant Date Fair Value of Stock Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
David E. Flitman										
2019 MIP[1]			387,500	775,000	1,550,000					
Performance RSU	2/28/2019	2/19/2019				37,879	75,757	151,514		1,349,990
Time-Based RSU	2/28/2019	2/19/2019							25,253[3]	450,008
James F. Major, Jr.										
2019 MIP[1]			225,000	450,000	900,000					
Performance RSU	2/28/2019	2/19/2019				9,470	18,940	37,880		337,511
Time-Based RSU	2/28/2019	2/19/2019							6,313[3]	112,498
Mike Farmer										
2019 MIP[1]			118,125	236,250	472,500					
Performance RSU	2/28/2019	2/19/2019				5,303	10,606	21,212		188,999
Time-Based RSU	2/28/2019	2/19/2019							3,535[3]	62,994
Timothy D. Johnson										
2019 MIP(1)			121,875	243,750	487,500					
Performance RSU	2/28/2019	2/19/2019				6,840	13,679	27,358		243,760
Time-Based RSU	2/28/2019	2/19/2019							4,559[3]	81,241
Lisa M. Hamblet										
2019 MIP[1]			166,819	333,638	667,276					
Performance RSU	2/28/2019	2/19/2019				5,617	11,233	22,466		200,172
Time-Based RSU	2/28/2019	2/19/2019							3,745[3]	66,736
Michael McGaugh										
2019 MIP[1]			281,875	563,750	1,127,500					
Performance RSU	2/28/2019	2/19/2019				17,796	35,591	71,182		634,232
Time-Based RSU	2/28/2019	2/19/2019							11,863[3]	211,399

[1] Actual payouts earned under the non-equity incentive plans are reported in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation." Mr. McGaugh received a target annual bonus of $563,750 for 2019 in accordance with the terms of his separation agreement.

[2] Amounts in these columns reflect the threshold, target, and maximum shares subject to performance-based restricted stock units granted under our 2013 Incentive Plan, which will vest on February 28, 2022, subject to the Compensation Committee's certification of the achievement of Adjusted EPS (weighted 50%) and Average ROIC (weighted 50%) performance goals over the three-year period from January 1, 2019 through December 31, 2021, and the relevant executive continuously providing services to us through such date. In connection with their respective terminations, Ms. Hamblet and Mr. McGaugh forfeited these grants.

[3] These time-based restricted stock units will vest ratably in 1/3 increments over each of the first three anniversaries of the grant date, subject to the executive continuously providing services to us through such date. In connection with their respective terminations, Ms. Hamblet and Mr. McGaugh each forfeited 2/3 of these grants.

[4] Amounts disclosed in this column represent the grant date fair value of the restricted stock units granted to the NEOs, computed in accordance with ASC 718. For performance-based restricted stock units, these amounts are reported assuming achievement of the relevant performance metrics at target, which was the probable outcome of performance conditions at the grant date. The underlying valuation assumptions for these awards are further discussed in Footnote 15 to our audited consolidated financial statements filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The table below provides information on the NEOs' outstanding equity awards, which consisted of restricted stock units that had not vested and option awards that had not been exercised, as of December 31, 2019. Mr. McGaugh had no equity awards outstanding as of this date.

Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
David E. Flitman									
Time-Based RSU	9/26/2018[2]	—	—	—	—	38,889	1,115,725	—	—
Performance RSU	12/31/2021[3]	—	—	—	—	—	—	116,667	3,347,176
Time-Based RSU	2/28/2019[2]	—	—	—	—	25,253	724,509	—	—
Performance RSU	2/28/2022[4]	—	—	—	—	—	—	151,514	4,346,937
James F. Major, Jr.									
Stock Options	8/14/2013[5]	38,527	—	14.00	8/14/2023	—	—	—	—
Stock Options	7/3/2014[5]	40,650	—	20.34	7/3/2024	—	—	—	—
Time-Based RSU	3/15/2017[2]	—	—	—	—	2,362	67,766	—	—
Performance RSU	3/15/2020[6]	—	—	—	—	—	—	14,167	406,451
Time-Based RSU	3/1/2018[2]	—	—	—	—	8,333	239,074	—	—
Performance RSU	3/1/2021[7]	—	—	—	—	—	—	25,000	717,250
Time-Based RSU	2/28/2019[2]	—	—	—	—	6,313	181,120	—	—
Performance RSU	2/28/2022[4]	—	—	—	—	—	—	37,880	1,086,777
Mike Farmer									
Stock Options	7/3/2014[5]	5,081	—	20.34	7/3/2024	—	—	—	—
Time-Based RSU	3/15/2017[2]	—	—	—	—	1,045	29,981	—	—
Performance RSU	3/15/2020[6]	—	—	—	—	—	—	6,267	179,800
Time-Based RSU	3/1/2018[2]	—	—	—	—	4,085	117,199	—	—
Performance RSU	3/1/2021[7]	—	—	—	—	—	—	12,256	351,625
Time-Based RSU	2/28/2019[2]	—	—	—	—	3,535	101,419	—	—
Performance RSU	2/28/2022[4]	—	—	—	—	—	—	21,212	608,572
Timothy D. Johnson									
Time-Based RSU	2/28/2019[2]	—	—	—	—	4,559	130,798	—	—
Performance RSU	2/28/2022[4]	—	—	—	—	—	—	27,358	784,901
Lisa M. Hamblet[8]									
Time-Based RSU	2/21/2017[2]	—	—	—	—	16,667	478,176	—	—
Time-Based RSU	3/15/2017[2]	—	—	—	—	1,378	39,535	—	—
Performance RSU	3/15/2020[6]	—	—	—	—	—	—	8,267	237,180
Time-Based RSU	3/1/2018[2]	—	—	—	—	2,659	76,287	—	—
Time-Based RSU	2/28/2019[2]	—	—	—	—	1,248	35,805	—	—

[1] Based on the closing price of our common stock of $28.69 per share as of December 31, 2019.

[2] These awards vest over a three-year period with one-third vesting on the first, second and third anniversaries of the vesting commencement date, subject to the recipient continuously providing services to us through each such vesting date.

[3] These performance-based restricted stock units become fully vested on December 31, 2021, subject to the achievement of certain performance goals and the executive continuously providing services to us through such date. Awards are shown assuming target achievement of the relevant performance goals.

[4] These performance-based restricted stock units become fully vested on February 28, 2022, subject to the achievement of certain performance goals and the executive continuously providing services to us through such date. Awards are shown assuming maximum achievement of the relevant performance goals.

[5] These awards fully vested upon consummation of the Merger.

[6] These performance-based restricted stock units become fully vested on March 15, 2020, subject to the achievement of certain performance goals and the executive continuously providing services to us through such date. Awards are shown assuming target achievement of the relevant performance goals.

[7] These performance-based restricted stock units become fully vested on March 1, 2021, subject to the achievement of certain performance goals and the executive continuously providing services to us through such date. Awards are shown assuming maximum achievement of the relevant performance goals.

[8] Ms. Hamblet's outstanding time-based equity awards vested on January 3, 2020 per the terms of her separation agreement.

OPTIONS EXERCISED AND STOCK VESTED

The table below provides information with respect to the number and value of shares acquired during fiscal year 2019 by our NEOs from the vesting of restricted stock units and exercise of stock options. Mr. Johnson did not exercise any stock options or hold any restricted stock units that vested during fiscal year 2019.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
David E. Flitman	—	—	19,445	510,042
James F. Major, Jr.	—	—	6,528	121,678
Mike Farmer	—	—	3,087	57,617
Lisa M. Hamblet	40,096	244,239	20,704	370,842
Michael McGaugh	—	—	50,262	925,119

[1] The value realized on exercise is the difference between the price of our common stock on the date of exercise and the exercise price of the option.

[2] The value realized on vesting is based on the closing price of our common stock on the vesting date, or if such date was not a trading day, on the first trading day following the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE IN CONTROL

Separation Agreement with Mr. McGaugh

On March 11, 2019, Mr. McGaugh entered into a Separation Agreement with the Company (the "Separation Agreement") in connection with his departure effective as of March 11, 2019. In exchange for a general release of claims, the Separation Agreement provided that Mr. McGaugh would receive: (i) salary continuation through March 31, 2020 totaling $594,059; (ii) his 2019 annual MIP bonus at target (which was $563,750), which was paid when bonuses for 2019 were paid to other senior executives; and (iii) payment of $13,114, payable over 12 months, which amount represents the approximate cost of COBRA continuation premiums for health, dental and vision insurance for a period of 12 months following his separation date. Additionally, all of Mr. McGaugh's outstanding time-based equity compensation awards that would have vested within twelve months, as well as his awards granted on February 20, 2017, became fully vested on his separation date. The Separation Agreement also confirmed Mr. McGaugh's continuing obligations under restrictive covenants, including a one-year post-termination non-solicitation covenant, that he had previously agreed to with the Company and included a mutual non-disparagement provision.

Separation Agreement with Ms. Hamblet

On December 31, 2019, Ms. Hamblet entered into a Separation Agreement with the Company (the "Separation Agreement") in connection with her departure effective as of December 31, 2019. In exchange for a general release of claims, the Separation Agreement provided that Ms. Hamblet would receive: (i) salary continuation for twelve months, totaling $333,638; (ii) her 2020 annual MIP bonus at target (which is $333,638), to be paid when bonuses for 2020 are paid to other senior executives; and (iii) payment of $14,505, payable over 12 months, which amount represents the approximate cost of COBRA continuation premiums for health, dental and vision insurance for a period of 12 months following her separation date. Additionally, all of Ms. Hamblet's outstanding time-based equity compensation awards that would have vested within twelve months, as well as her awards granted on February 21, 2017, became fully vested on January 3, 2020. The Separation Agreement also confirmed Ms. Hamblet's continuing obligations under restrictive covenants, including a one-year post-termination non-solicitation covenant, that she had previously agreed to with the Company and included a mutual non-disparagement provision.

Employment Agreements with Other NEOs

We have entered into employment agreements with each of our other NEOs, which generally specify base salary levels and target annual bonus opportunities (which remain subject to annual review), and reimbursement and benefit plan participation, as well as provide for post-termination payments upon certain qualifying termination events. Although somewhat similar, these agreements are individually negotiated and the terms of each are summarized in the table that follows.

	Mr. Flitman	Mr. Major	Mr. Farmer	Mr. Johnson
Payments and Benefits upon a Termination Without Cause or Resignation for Good Reason	– Severance payment equal to the product of 2.0 times the sum of (a) his annualized base salary and (b) his target annual cash bonus, payable in installments over 24 months; and – Continued participation in the Company's group health plan for up to 18 months, subject to certain limitations specified in the agreement; and – Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months.	– Severance payment equal to the product of 1.5 times the sum of (a) his highest annual base salary rate in effect over the prior two years and (b) his highest target bonus or annual cash bonus actually paid over the prior two years, whichever is greater; and – Reimbursement for the marginal cost of COBRA benefits for 18 months.	– Severance payment in the form of salary continuation for a period of 12 months; – An amount equal to his target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; – Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; and – Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months.	– Severance payment in the form of salary continuation for a period of 12 months; – An amount equal to his target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; – Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; and – Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months.
Payments and Benefits upon a Termination Without Cause or Resignation for Good Reason within 90 days Preceding or 6 Months (or 12 Months for Mr. Major) Following a Change in Control	– Severance payment equal to the product of 3.0 times the sum of (a) his annualized base salary and (b) his target annual cash bonus, payable in installments over 24 months; and – Continued participation in the Company's group health plan for up to 18 months, subject to certain limitations specified in the agreement; – 100% accelerated vesting of all unvested time-based equity awards; and – 100% accelerated vesting of all performance-based equity awards at target level.	– Severance payment equal to the product of 2.5 times the sum of (a) his highest annual base salary rate in effect over the prior two years and (b) his highest target bonus or annual cash bonus actually paid over the prior two years, whichever is greater; – Reimbursement for the marginal cost of COBRA benefits for 18 months; and – 100% accelerated vesting of all unvested time-based equity awards.	– Severance payment in the form of salary continuation for a period of 24 months; – An amount equal to two times his target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; – Continued participation in the Company's group health plan for up to 12 months, subject to certain limitations specified in the agreement; – 100% accelerated vesting of all unvested time-based equity awards; and – 100% accelerated vesting of all performance-based equity awards at target level.	– Severance payment in the form of salary continuation for a period of 24 months; – An amount equal to two times his target annual bonus paid when the annual cash bonus for such year is paid to other executives of the Company; – Continued participation in the Company's group health plan for up to 18 months, subject to certain limitations specified in the agreement; – 100% accelerated vesting of all unvested time-based equity awards; and – 100% accelerated vesting of all performance-based equity awards at target level.

	Mr. Flitman	Mr. Major	Mr. Farmer	Mr. Johnson
Payments and Benefits upon a Termination as a Result of Death or Disability	– Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months or, if more favorable, treatment as set forth in applicable grant agreements.	– 100% accelerated vesting of all unvested time-based equity awards.	– Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months.	– Accelerated vesting of unvested time-based equity awards that would have vested within the following 12 months.
Restrictive Covenants (Applicable to all severance scenarios)	– Confidentiality covenant, assignment of inventions covenant and a 24-month non-competition and non-solicit covenant.	– Intellectual property, non-disclosure and non-competition provisions that extend for 12 months after a termination of employment.	– Confidentiality covenant, assignment of inventions covenant and a 12-month (or 24-month if in connection with a change of control) non-competition and non-solicit covenant.	– Confidentiality covenant, assignment of inventions covenant and a 12-month (or 24-month if in connection with a change of control) non-competition and non-solicit covenant.

As used in the agreements, the term "change in control" includes the following events: (i) approval by the Board of a plan of liquidation, dissolution or winding-up of the Company; (ii) the consummation of a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries; (iii) any person (other than the Company, any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of common stock of the Company, and for Mr. Major, Gores Building Holdings, which we refer to as Gores, or its affiliates, or for Mr. Flitman, Mr. Farmer and Mr. Johnson, any trustee or other fiduciary holding securities under any employee benefit plan of the Company), becoming the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then-outstanding securities; and (iv) subject to certain exceptions, a merger or consolidation of the Company with any other entity, which we refer to as a Merger Partner, as a result of which (A) the voting securities in the Merger Partner immediately prior thereto represent more than 50% of the combined voting power in the surviving entity immediately thereafter, or (B) the stockholders of the Merger Partner immediately prior to such transaction have the power to elect or designate a majority of the members of the board of the Company or the surviving entity. Under Mr. Major's employment agreement, the decrease of the equity holdings of Gores or any of its affiliates in the Company does not constitute a "change in control," unless such reduction in equity holdings is part of a transaction that constitutes a "change in control" pursuant to clauses (iii) or (iv) above.

The terms Cause and Good Reason are individually defined in each of the agreements, as amended where applicable.

Payments to Mr. McGaugh and Ms. Hamblet
Given their respective terminations of employment on March 11, 2019 and December 31, 2019, Mr. McGaugh and Ms. Hamblet received the payments and benefits described above under "Separation Agreement with Mr. McGaugh" and "Separation Agreement with Ms. Hamblet."

Payments to Other Named Executive Officers

The table below reflects amounts that would have been payable to each of our other named executive officers assuming their employment was terminated on December 31, 2019 and assuming that the NEO executed a general release of claims against us. For a description of the amounts reflected below, see the "Employment Agreements with Other NEOs" section above.

Name	Benefit[1]	Termination Without Cause or for Good Reason ($)	Termination for Death or Disability ($)	Termination Without Cause or for Good Reason in Connection with Change in Control[3] ($)
David E. Flitman	Severance payable over 24 months	3,100,000	—	4,650,000
	Continuation of benefits	16,390	—	16,390
	Value of accelerated RSUs	799,366[2]	1,840,234[2]	7,360,879[2]
James F. Major, Jr.	Severance payable over 18 months	1,988,250	—	3,313,750
	Continuation of benefits	20,746	—	20,746
	Value of accelerated RSUs	—	1,796,424[2]	1,796,424[2]
Mike Farmer	Base salary continuation	315,000	—	630,000
	Bonus	236,250	—	472,500
	Continuation of benefits	13,230	—	13,230
	Value of accelerated RSUs	122,387[2]	122,387[2]	908,498[2]
Timothy D. Johnson	Base salary continuation	325,000	—	650,000
	Bonus	243,750	—	487,500
	Continuation of benefits	13,831	—	20,746
	Value of accelerated RSUs	43,599[2]	43,599[2]	523,248[2]

[1] The calculation of severance payments for each executive is further described under "Employment Agreements with Other NEOs" above.

[2] Includes unvested restricted stock units that would accelerate in connection with the applicable termination event valued based on the closing price for our common stock on December 31, 2019, which was $28.69.

[3] Under Mr. Major's employment agreement, a termination without cause within two months prior to, or 12 months after, a change in control is deemed to be in connection with such change in control. Under the employment agreements with the other named executives, a termination without cause or resignation for good reason within 90 days prior to, or six months after, a change in control is deemed to be in connection with such change in control.

CEO PAY RATIO

The 2019 annual total compensation of the median compensated employee was $42,450; our CEO's 2019 annual total compensation for purposes of this pay ratio was $3,626,092, and the ratio of these amounts was 1-to-85. Our pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll records. As permitted by SEC rules, for our fiscal 2019 pay ratio reported above, we used the same median employee that we used for our fiscal 2017 and 2018 pay ratios, as we believe there has been no change in our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure. We identified the median compensated employee from our employee population as of December 31, 2017 using total cash compensation paid to our employees during fiscal 2017.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

EQUITY COMPENSATION PLAN MATTERS

PROPOSAL 4
APPROVAL OF 2020 INCENTIVE COMPENSATION PLAN

We are asking stockholders to consider and vote upon a proposal to approve a new BMC Stock Holdings, Inc. 2020 Incentive Compensation Plan, which we refer to below as the "2020 Plan." The Board currently intends that upon approval of the 2020 Plan, awards will no longer be made under our existing Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan, as amended (the "2013 Plan"), and the 2020 Plan will become the primary plan used for equity grants to employees, non-employee directors, advisors and consultants of the Company and its affiliates going forward. The following is qualified in its entirety by the full text of the 2020 Plan, which is attached to this Proxy Statement as Appendix B and is incorporated by reference into this proposal.



BMC Board Recommendation
The Board unanimously recommends a vote **FOR** this proposal.

The Company anticipates that its equity-based compensation needs will soon exceed the remaining shares available under the 2013 Plan. Upon the recommendation of the Compensation Committee, the Board on March 19, 2020 therefore approved the 2020 Plan, subject to the receipt of stockholder approval at the Annual Meeting. The 2020 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, performance awards, other stock-based awards or other cash-based awards.

No awards under the 2020 Plan have been granted or will be granted until the 2020 Plan is approved by the Company's stockholders at the Annual Meeting. Grants of awards under the 2020 Plan will be in the discretion of the Compensation Committee (or any other committee duly authorized by the Board to administer the 2020 Plan) to grant awards under the 2020 Plan. Accordingly, it is not possible as of the date of this proxy statement to determine the nature or amount of any awards under the 2020 Plan that may be subject to future grants to employees, non-employee directors, advisors and consultants of the Company and its affiliates.

The following table sets forth certain information about the 2020 Plan, as well as the Company's 2013 Plan:

Number of new shares being authorized under the 2020 Plan	2,650,000
Number of shares available for future awards under the 2013 Plan at March 19, 2020	1,541,583
Number of shares relating to outstanding stock options at March 19, 2020	379,154
Number of shares outstanding at March 19, 2020 relating to awards of restricted stock and restricted stock units[1]	1,334,909
Maximum option term	10 Years
Minimum exercise price (relative to the market value on date of grant)	100%
Weighted average remaining term of outstanding options as of March 19, 2020	4.2 Years
Weighted average exercise price of outstanding options as of March 19, 2020	$16.94
Total number of shares available for future awards after March 19, 2020 if this proposal is approved	4,191,583

(1) Performance-based restricted stock units are presented at their target levels.

If the 2020 Plan is approved, the Company's total potential dilution from the shares available for issuance under its equity incentive plans would increase from 4.9% as of March 19, 2020 to 8.8%. The Compensation Committee has considered this potential dilution level in the context of competitive data from its peer group, and believes that the resulting dilution levels would be within normal competitive ranges.

In addition to overall dilution, the Compensation Committee considered annual dilution from the Company's equity incentive plans in approving the 2020 Plan. The Company measures annual dilution as the total number of shares subject to equity awards granted during the year less cancellations and other shares returned to the reserve, divided by total common shares outstanding at the end of the year. The Company's annual dilution under the 2013 Plan for fiscal 2019 was 0.8%.

EQUITY COMPENSATION PLAN MATTERS

The Company manages its long-term dilution goal by monitoring the number of shares subject to equity awards that it grants annually, commonly referred to as burn rate. Burn rate shows how rapidly a company is depleting its shares reserved for equity compensation plans, and is defined as the number of shares granted under the Company's equity incentive plans divided by the weighted average number of common shares outstanding at the end of the year. The Company has calculated the burn rate under the 2013 Plan for the past three years, as set forth in the following table:

Name	Options Granted	Full-Value Shares Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate
Fiscal 2017	—	523,678	66,900,306	0.8%
Fiscal 2018	—	985,173	67,273,293	1.5%
Fiscal 2019	—	680,534	66,700,749	1.0%

The three-year average burn rate is 1.1%.

An additional metric that the Company uses to measure the cumulative impact of its equity program is overhang (the number of shares subject to equity awards outstanding but not exercised or settled plus the number of shares available to be granted, divided by the sum of the total number of shares of Company common stock outstanding at the end of the year). If the 2020 Plan is approved, the Company's overhang would increase to approximately 8.8%, and then would be expected to decline as awards are exercised and/or become vested.

When considering the size of the share reserve under the 2020 Plan, the Compensation Committee also reviewed, among other things, projected future share usage and projected future forfeitures. The projected future usage of shares for long-term incentive awards under the 2020 Plan was reviewed under scenarios based on a variety of assumptions. Depending on assumptions, the Committee currently anticipates that the 2,650,000 shares under the 2020 Plan, in combination with the remaining authorized shares and shares added back to the 2013 Plan from forfeitures of awards previously granted, is expected to satisfy, the Company's equity compensation needs for approximately 5 years of similar levels of awards.

In order to minimize stockholder dilution, the 2020 Plan provides that, if the exercise price or withholding obligation of any award granted under the 2020 Plan is satisfied by tendering shares to the Company or by withholding shares, such tendered or withheld shares will not again be made available for issuance under the 2020 Plan. In addition, shares subject to a stock option or stock appreciation right that were not issued upon the net settlement of such stock option stock appreciation right will not again be made available for issuance under the 2020 Plan.

The closing price of a share of our common stock on the NASDAQ Stock Market on March 19, 2020 was $15.89.

Why You Should Vote to Approve the 2020 Plan

The Board recommends that our stockholders approve the 2020 Plan because it believes that the 2020 Plan enhances the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer cash and stock-based incentives to eligible participants in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the stockholders of the Company. The approval of the 2020 Plan will enable us to continue to provide such incentives.

Promotion of Good Corporate Governance Practices. The Board believes the use of share-based incentive awards promotes best practices in corporate governance by aligning plan participants' interests with maximizing stockholder value. Specific features of the 2020 Plan that are consistent with good corporate governance practices include, but are not limited to:

– No repricing of options or stock appreciation rights without stockholder approval, either by canceling the award in exchange for a replacement award at a lower price or by reducing the exercise price of the award (other than in connection with a change in our capitalization).
– Dividend and dividend equivalent rights may not be paid on any unvested restricted stock or restricted stock units or unearned performance awards.
– The 2020 Plan includes a $650,000 cap on the aggregate dollar value of equity-based (based on grant date fair value) and cash compensation granted under the plan or otherwise during any calendar year to any non-employee director, which limit is increased by 200% in the calendar year in which the non-employee director first joins the Board or is designated as Chairman of the Board or Lead Director.
– Awards will be subject to a minimum vesting period of one (1) year after the grant date with respect to 95% of the shares reserved for issuance under the 2020 Plan. This minimum vesting requirement will not apply to the other 5% of the share pool. Exceptions to this minimum vesting provision will apply in the case of awards that accelerate and vest on a change of control, death or disability or awards made to Non-Employee Directors that vest at the next annual stockholder meeting, provided that annual meetings are at least 50 weeks apart. Such awards will not count against the 5% share pool reserve or be subject to the minimum vesting requirement.
– Awards under the 2020 Plan, including any shares subject to an award, may be subject to any recovery, recoupment, clawback and/or other forfeiture policy maintained by the Company now or in the future.

2020 Plan Summary

Purpose and Eligibility. The purpose of the 2020 Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer eligible individuals cash and stock-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company's stockholders.

Awards may be granted under the 2020 Plan to current and prospective employees, non-employee directors, advisors and consultants of the Company and its affiliates. There are currently approximately 250 individuals who would be eligible to receive awards under the 2020 Plan. Further, only our employees or employees of our subsidiaries are eligible to receive incentive stock options.

Effective Date and Term; Amendment and Termination. The 2020 Plan was approved by the Board on March 19, 2020 and will become effective on the date the 2020 Plan is approved by the stockholders of the Company (the "Effective Date"). Subject to earlier termination as provided in 2020 Plan, no new awards may be granted under the 2020 Plan on or after March 19, 2030. However, awards outstanding on such date will remain subject to the terms of the 2020 Plan and any applicable award agreement.

The Board may at any time amend any or all of the provisions of the 2020 Plan or suspend or terminate it entirely, retroactively or otherwise. Unless otherwise required by law or specifically provided under the 2020 Plan, however, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination, may not be materially impaired without the consent of such participant. Without the approval of the holders of the Company's common stock entitled to vote in accordance with applicable law, no amendment may be made that would (i) increase the aggregate number of shares of common stock that may be issued under the 2020 Plan (except due to changes in capitalization); (ii) increase the maximum individual participant limitations for a fiscal year set forth in the 2020 Plan (except due to changes in capitalization); (iii) change the classification of individuals eligible to receive awards under the 2020 Plan; (iv) decrease the exercise price of any stock option or stock appreciation right; (v) extend the maximum option period set forth in the 2020 Plan; (vi) grant any award in replacement of a canceled stock option or stock appreciation right with a higher exercise price than the replacement award; or (viii) otherwise require stockholder approval in order for the 2020 Plan to comply with applicable law or the rules and regulations or the rules of any exchange or system on which the Company's securities are listed or traded.

Administration. Our Board has the power and authority to administer the 2020 Plan. In accordance with the terms of the 2020 Plan, the Board has delegated this power and authority to the Compensation Committee. The Compensation Committee has the authority to administer and interpret the terms and intent of the 2020 Plan. This includes the authority, among other things:
– to select the eligible individuals to whom awards are granted;
– to determine whether and to what extent awards, or any combination thereof, are granted;
– to determine the number of shares of common covered by each award (subject to the limitations set forth in the 2020 Plan);
– to determine the terms and conditions of any award granted under the 2020 Plan (subject to the 2020 Plan's minimum vesting provisions);
– to determine the amount of cash to be covered by each award (subject to the limitations set forth in the 2020 Plan);
– to determine whether, to what extent and under what circumstances grants of stock options and other awards will operate on a tandem basis and/or in conjunction with or apart from other awards made by the Company outside of the 2020 Plan;
– to determine whether and under what circumstances a stock option may be exercised or settled in cash, common stock and/or restricted stock;
– to determine whether a stock option is an incentive stock option or non-qualified stock option;
– to determine whether to require a participant to not sell or otherwise dispose of shares acquired pursuant to the exercise of an award for a period of time following the date of the acquisition or exercise of such award;
– to modify an Award, subject to the terms of the 2020 Plan;
– to adopt administrative rules, guidelines and practices governing the 2020 Plan;
– to adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions;
– to construe and interpret the terms and provisions of the Plan and any Award issued under the 2020 Plan; and
– correct any defect, supply any omission or reconcile any inconsistency in the 2020 Plan or in any agreement relating thereto.

Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Compensation Committee (or any of its members) relating to the 2020 Plan will be within the absolute discretion of all and each of them and will be final, binding and conclusive on the Company and all employees and participants and their respective heirs, executors, administrators, successors and assigns.

Awards. Awards under the 2020 Plan may be made in the form of stock options, stock appreciation rights, restricted stock, performance awards, other stock-based awards or other cash-based awards. Any of the foregoing awards may be made subject to attainment of performance goals.

Ninety-five percent (95%) of the shares of Common Stock reserved for issuance under the 2020 Plan will be granted subject to the following vesting limitations: (i) no such award granted under the 2020 Plan to any participant (other than a non-employee director) will vest earlier than the first anniversary of the grant date of the award; and (ii) all such awards granted to non-employee directors will vest no earlier than the earlier of the first anniversary of the grant date of the Award or the next annual meeting of stockholders of the Company (provided that such annual meetings are at least fifty (50) weeks apart). The foregoing restrictions will not apply in the case of the Participant's death or Disability or upon a Change in Control.

EQUITY COMPENSATION PLAN MATTERS

Shares Subject to 2020 Plan. The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2020 Plan will be 2,650,000 shares (subject to any increase or decrease in connection with a change in our capitalization) plus (A) any shares of common stock that remain available for grant under the 2013 Plan as of the Effective Date and (B) any shares of common stock subject to outstanding awards under the 2013 Plan as of the Effective Date that on or after the Effective Date are forfeited, terminated, expire or otherwise lapse without being exercised (to the extent applicable), or are settled in cash. Shares of common stock issued pursuant to awards granted under the 2020 Plan may be either authorized and unissued common stock or common stock held in or acquired for the treasury of the Company or both. The maximum number of shares of Common Stock with respect to which incentive stock options may be granted under the 2020 Plan will be 2,650,000 shares.

If any shares of common stock subject to an award cease to be issuable or transferable to a participant because of the forfeiture, termination, expiration or cancellation, in whole or in part, of such award or for any other reason, such shares may be used thereafter for additional awards under the 2020 Plan. Additionally, if an award may be settled in shares of common stock or cash, such shares will be deemed issued only when and to the extent that settlement or payment is actually made in shares of common stock. To the extent an award is settled or paid in cash, any shares previously reserved for issuance or transfer pursuant to such award will again be deemed available under the 2020 Plan.

Shares withheld or tendered to pay withholding taxes or the exercise price of an award will not again be available under the 2020 Plan. The full number of shares subject to a stock option or stock appreciation right granted that is net settled by the issuance of shares will be counted against the shares authorized for issuance under the 2020 Plan, regardless of the number of shares actually issued upon the net settlement of such stock option or stock appreciation right. Any shares repurchased by the Company on the open market using the proceeds from the exercise of an award will not increase the number of shares available for the future grant of awards.

Awards may, in the discretion of the Committee, be granted under the 2020 Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or any of its affiliates or a company acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines ("Substitute Awards"). Shares underlying any such Substitute Awards will generally not be counted against the aggregate number of Shares available for awards under the 2020 Plan. However, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding stock options intended to qualify for special tax treatment under Sections 421 and 422 of the Code previously granted by an entity that is acquired by the Company or any of its affiliates or with which the Company or any of its affiliates combines will be counted against the aggregate number of Shares available for incentive stock options under the 2020 Plan.

Non-Employee Director Limitations. Subject to adjustment provisions in the 2020 Plan, the aggregate grant date fair market value of share subject to awards granted under the 2020 Plan, together with any cash compensation paid or payable, during any calendar year to any one non-employee director will not exceed $650,000. However, with respect to the calendar year in which a non-employee director first joins the Board or is designated as Chairman of the Board or Lead Director, such maximum dollar value may be up to two hundred percent (200%) of the dollar value set forth in the foregoing limit.

Terms and Conditions of Options. The Committee will have the authority to grant to any eligible employee one or more incentive stock options, non-qualified stock options, or a combination of both. The Committee may also grant to any consultant or non-employee director one or more non-qualified stock options. If the aggregate fair market value (determined as of the time of grant) of the common stock with respect to which incentive stock options are exercisable for the first time by an eligible employee during any calendar year under the 2020 Plan and/or any other stock option plan of the Company or any subsidiary exceeds $100,000, such stock options will be treated as non-qualified stock options.

The exercise price per share of common stock subject to a stock option cannot be less than 100% (or, 110% in the case of an incentive stock option granted to a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its subsidiaries) of the fair market value of the common stock at the time of grant. The term of each stock option cannot be more than 10 years after the date of grant. In the case of an incentive stock option granted to a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its subsidiaries, the term cannot exceed five years. To the extent vested, and subject to any other restrictions set forth in the 2020 Plan, stock options may be exercised in whole or in part at any time during the term of the stock option, by giving written notice of exercise to the Company accompanied by payment in full of the purchase price.

No stock option may be transferred by a participant other than by will or by the laws of descent and distribution. Stock options will be exercisable only by the participant during his or her lifetime. However, the Committee may provide in the applicable award agreement that a non-qualified stock option that is otherwise not transferable may be transferred to a family member or certain controlled trusts or other entities, as specified by the Committee. Such a transferred non-qualified stock option may not be subsequently transferred other than by will or by the laws of descent and distribution and remains subject to the terms of the 2020 Plan and the applicable award agreement.

An outstanding stock option may not be modified to reduce the exercise price thereof nor may a new stock option or other award at a lower price be substituted or exchanged for a surrendered stock option (other than adjustments or substitutions in accordance with the 2020 Plan), unless such action is approved by the stockholders of the Company.

Terms and Conditions of Stock Appreciation Rights. The Committee may grant stock appreciation rights, or "SARs," either with a stock option (the "Reference Stock Option"), which may be exercised only at such times and to the extent the related option is exercisable (a "Tandem Stock Appreciation Right") or independent of a stock option (a "Non-Tandem SAR").

Tandem Stock Appreciation Rights. The exercise price per share of common stock subject to a Tandem Stock Appreciation Right cannot be less than 100% of the fair market value of the common stock at the time of grant (other than in the case of a substitute award). No Tandem Stock Appreciation Right may be modified to reduce the exercise price thereof nor may a new stock appreciation right or other award at a lower price be substituted or exchanged for a surrendered Tandem Stock Appreciation Right (other than adjustments or substitutions in accordance with the 2020 Plan), unless such action is approved by the stockholders of the Company. A Tandem Stock Appreciation Right or applicable portion thereof granted with respect to a Reference Stock Option will terminate and no longer be exercisable upon the termination or exercise of the Reference Stock Option, except that a Tandem Stock Appreciation Right granted with respect to less than the full number of shares covered by the Reference Stock Option generally will not be reduced until, and then only to the extent that the exercise or termination of the Reference Stock Option causes, the number of shares covered by the Tandem Stock Appreciation Right to exceed the number of shares remaining available and unexercised under the Reference Stock Option. Tandem Stock Appreciation Rights will be exercisable only at such time or times and to the extent that the Reference Stock Options to which they relate shall be exercisable. Upon the exercise of a Tandem Stock Appreciation Right, a participant will be entitled to receive up to, but no more than, an amount in cash and/or common stock (as chosen by the Committee) equal in value to the excess of the fair market value of one share of common stock over the option exercise price per share specified in the Reference Stock Option agreement multiplied by the number of shares of common stock in respect of which the Tandem Stock Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment. Notwithstanding the foregoing, the Committee may, in its sole discretion, award an amount less than the earned Performance Awards and/or subject the payment of all or part of any Performance Award to additional vesting, forfeiture and deferral conditions as it deems appropriate. Upon the exercise of a Tandem Stock Appreciation Right, the Reference Stock Option or part thereof to which such Stock Appreciation Right is related shall be deemed to have been exercised for the purpose of the limitation set forth in the 2020 Plan on the number of shares of common stock to be issued under the 2020 Plan. Tandem Stock Appreciation Rights will be transferable only when and to the extent that the underlying stock option would be transferable under the 2020 Plan.

Non-Tandem Stock Appreciation Rights. The exercise price per share of common stock subject to a Non-Tandem Stock Appreciation Right will not be less than 100% of the fair market value of the common stock at the time of grant (other than in the case of a Substitute Award). No Non-Tandem Stock Appreciation Right may be modified to reduce the exercise price thereof nor may a new Stock Appreciation Right or other award at a lower price be substituted or exchanged for a surrendered Non-Tandem Stock Appreciation Right (other than adjustments or substitutions in accordance with the 2020 Plan), unless such action is approved by the stockholders of the Company. The term of each Non-Tandem Stock Appreciation Right cannot be greater than 10 years after the date the right is granted. Non-Tandem Stock Appreciation Rights may be exercised in whole or in part at any time in accordance with the applicable award agreement, by giving written notice of exercise to the Company. Upon the exercise of a Non-Tandem Stock Appreciation Right a participant will be entitled to receive, for each right exercised, up to, but no more than, an amount in cash and/or common stock (as chosen by the Committee) equal in value to the excess of the fair market value of one share of common stock on the date that the right is exercised over the fair market value of one share of common stock on the date that the right was awarded to the participant. No Non-Tandem Stock Appreciation Rights will be transferable by the participant other than by will or by the laws of descent and distribution, and all such rights shall be exercisable, during the Participant's lifetime, only by the Participant.

Terms and Conditions of Restricted Stock. Shares of restricted stock may be issued either alone or in addition to other awards granted under the 2020 Plan. The Committee may condition the grant or vesting of restricted stock upon the attainment of specified performance targets (including performance goals) or such other factors as the Committee may determine.

The purchase price of restricted stock will be fixed by the Committee. The purchase price may be zero to the extent permitted by applicable law, and, to the extent not so permitted, such purchase price may not be less than par value. The participant will not be permitted to transfer shares of restricted stock awarded under the 2020 Plan during the period or periods set by the Committee (the "Restriction Period") commencing on the date of such award, as set forth in the applicable award agreement and such agreement will set forth a vesting schedule and any event that would accelerate vesting of the shares of Restricted Stock (subject to limitations set forth in the 2020 Plan). Within these limits, based on service, attainment of performance goals and/or such other factors or criteria as the Committee may determine, the Committee may condition the grant or provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Stock Award (subject to the limitations set forth in the 2020 Plan) and/or waive the deferral limitations for all or any part of any Restricted Stock Award. If the grant of shares of restricted stock or the lapse of restrictions is based on the attainment of performance goals, the Committee will establish the objective performance goals and the applicable vesting percentage of the restricted stock applicable to each participant or class of participants in writing prior to the beginning of the applicable fiscal year or at such later date as otherwise determined by the Committee and while the outcome of the performance goals are substantially uncertain.

The participant will generally have, with respect to the shares of restricted stock, all of the rights of a holder of shares of common stock of the Company, including, without limitation, the right to receive dividends, the right to vote such shares and, subject to and conditioned upon the full vesting of shares of restricted stock, the right to tender such shares. However, the payment of dividends will be deferred until, and conditioned upon, the expiration of the applicable Restriction Period.

Unless otherwise provided by the Committee in the applicable award agreement or, if no rights of the participant are reduced, thereafter, subject to the applicable provisions of the award agreement and the 2020 Plan, upon a participant's termination for any reason during the relevant Restriction Period, all of the Participant's restricted stock still subject to restriction will be forfeited in accordance with the terms and conditions established by the Committee at grant or thereafter. If and when the Restriction Period expires without a prior forfeiture of the restricted stock, the certificates for such shares will be delivered to the participant either in certificated or book-entry form.

Performance Awards. The Committee may grant a performance award to a participant payable upon the attainment of specific performance goals in cash or stock. At the expiration of the applicable performance period, the Committee will determine the extent to which the performance goals are achieved and the percentage of each performance award that has been earned. Subject to the applicable provisions of the award agreement and the 2020 Plan, performance awards may not be transferred during the Performance Period. The Committee shall establish the performance goals for the earning of performance awards based on a performance period applicable to each participant or class of participants. Such performance goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar events or circumstances.

Unless otherwise provided by the Committee in the applicable award agreement, amounts equal to dividends declared during the applicable performance period with respect to the number of shares of common stock covered by a performance award will not be paid to the participant. In any event, dividends and dividend equivalents may not be paid on any unearned or unvested performance award. To the extent provided by the Committee in the applicable award agreement, dividend equivalents may accrue and be paid out if and to the extent that the underlying performance award vests.

Following the Committee's determination of the achievement of the applicable performance goals, the Company will settle performance awards, in such form (including, without limitation, in shares of common stock or in cash) as determined by the Committee, in an amount equal to such participant's earned performance awards.

Subject to the applicable provisions of the award agreement and the 2020 Plan, upon a participant's termination for any reason during the performance period for a given performance award, the performance award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant. Based on service, performance and/or such other factors or criteria, if any, as the Committee may determine, and subject to the limitations set forth in the 2020 Plan, the Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Terms and Conditions of Other Stock-Based Awards and Other Cash-Based Awards.

Other Stock-Based Awards. The Committee is authorized to grant to eligible individuals "Other Stock-Based Awards" that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of common stock, including but not limited to, shares of common stock awarded purely as a bonus and not subject to restrictions or conditions, shares of common stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company or an affiliate, stock equivalent units, restricted stock units, and awards valued by reference to book value of shares of common stock. Other Stock-Based Awards may be granted either alone or in addition to or in tandem with other awards granted under the 2020 Plan. The Committee may condition the grant or vesting of Other Stock-Based Awards upon the attainment of specified performance goals as the Committee may determine. Such performance goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances. Subject to the applicable provisions of the award agreement and the 2020 Plan, shares of common stock subject to awards made in connection with Other Stock-Based Awards may not be transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses. Unless otherwise provided by the Committee in the applicable award agreement, subject to the provisions of the award agreement and the 2020 Plan, the recipient of an award under that is an Other Stock-Based Award will not be entitled to receive, currently or on a deferred basis, dividends or dividend equivalents in respect of the number of shares of common stock covered by the award. In any event, dividends and dividend equivalents may not be paid on any unvested Other Stock-Based Awards. To the extent provided by the Committee in the applicable award agreement, dividend equivalents may accrue and be paid out if and to the extent that the underlying Other Stock-Based Award vests. Common Stock issued on a bonus basis may be issued for no cash consideration.

Other Cash-Based Awards. The Committee may from time to time grant Other Cash-Based Awards to eligible individuals in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law. Other Cash-Based Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions. The Committee may condition the grant or vesting of Other Cash-Based Awards upon the attainment of specified performance goals as the Committee may determine. Such performance goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances.

Effect of Corporate Transactions

Changes. The existence of the 2020 Plan and the awards granted under it will not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, (ii) any merger or consolidation of the Company or any affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the common stock, (iv) the dissolution or liquidation of the Company or any affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any affiliate or (vi) any other corporate act or proceeding.

Subject to certain limitations in the 2020 Plan, if there shall occur any change in the capital structure of the Company by reason of any stock split, reverse stock split, stock dividend, subdivision, combination or reclassification of shares that may be issued under the 2020 Plan, any recapitalization, any merger, any consolidation, any spin off, any reorganization or any partial or complete liquidation, or any other corporate transaction or event having an effect similar to any of the foregoing (a "Section 4.2 Event"), then (i) the aggregate number and/or kind of shares that thereafter may be issued under the 2020 Plan, (ii) the number and/or kind of shares or other property (including cash) to be issued upon exercise or settlement of an outstanding award granted under the 2020 Plan, and/or (iii) the purchase price thereof, will be appropriately adjusted. In addition, subject to certain limitations in the 2020 Plan, if there will occur any change in the capital structure or the business of the Company that is not a Section 4.2 Event (an "Other Extraordinary Event"), including by reason of any extraordinary dividend (whether cash or stock), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of stock, or any sale or transfer of all or substantially all of the Company's assets or business, then the Committee, in its sole discretion, may adjust any award and make such other adjustments to the 2020 Plan. Any such adjustments will be consistent with the applicable Section 4.2 Event or the applicable Other Extraordinary Event, as the case may be, and in such manner as the Committee may, in its sole discretion, deem appropriate and equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, participants under the 2020 Plan. Any such adjustment determined by the Committee will be final, binding and conclusive on the Company and all participants and their respective heirs, executors, administrators, successors and permitted assigns.

In the event of a merger or consolidation in which the Company is not the surviving entity or in the event of any transaction that results in the acquisition of substantially all of the Company's outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all or substantially all of the Company's assets (all of the foregoing being referred to as an "Acquisition Event"), then the Committee may, in its sole discretion, terminate all outstanding and unexercised stock options, stock appreciation rights, or any Other Stock-Based Award that provides for a participant elected exercise, effective as of the date of the Acquisition Event, by (i) cashing-out such awards upon the date of consummation of the Acquisition Event (including for no consideration if such awards are out of the money), or (ii) delivering notice of termination to each participant at least 20 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such participant will have the right to exercise in full all of such participant's awards that are then vested and outstanding (without regard to any limitations on exercisability otherwise contained in the award agreements), but any such exercise will be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be will and void.

Change in Control Provisions. In the event of a "Change in Control" (defined below) of the Company, and except as otherwise provided by the Committee in an award agreement, a participant's unvested award will not vest automatically and a participant's award will be treated in accordance with one of the following methods as determined by the Committee:

– Awards, whether or not then vested, will be continued, assumed, have new rights substituted therefor or be treated in accordance with the provisions addressing mergers or consolidation described above under "Changes", as determined by the Committee, and restrictions to which shares of restricted stock or any other award granted prior to the Change in Control are subject will not lapse upon a Change in Control and the restricted stock or other award will, where appropriate in the sole discretion of the Committee, receive the same distribution as other common stock on such terms as determined by the Committee. The Committee may decide to award additional restricted stock or other awards in lieu of any cash distribution.
– The Committee, in its sole discretion, may provide for the purchase of any awards by the Company or an affiliate for an amount of cash equal to the excess (if any) of the Change in Control Price (as defined below) of the shares of common stock covered by such Awards, over the aggregate exercise price of such awards, or cancelling such award for no consideration in the event that such exercise price exceeds the Change in Control Price. "Change in Control Price" means the price per share of common stock paid to stockholders generally in any transaction related to a Change in Control of the Company, as determined by the Committee.

Unless otherwise provided by the Committee in the applicable award agreement at the time of grant or other written agreement approved by the Committee, a "Change in Control" will be deemed to occur if:

– any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of common stock of the Company), becoming the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities;
– during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in the other prongs of this definition or a director whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;
– consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or parent thereof) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in the first bullet point of this definition) acquires more than 50% of the combined voting power of the Company's then outstanding securities shall not constitute a Change in Control of the Company; or

– a complete liquidation or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company's assets other than the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

Notwithstanding the foregoing, with respect to any award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code where Change in Control is intended to be a payment event in compliance with Section 409A, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a "change in ownership," a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A of the Code.

Federal Income Tax Consequences

The following summarizes the federal income tax consequences of awards that may be granted under the 2020 Plan.

Incentive Stock Options. An option holder will not realize taxable income upon the grant or of an incentive stock option under the 2020 Plan. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. An option holder's alternative minimum taxable income, however, will be increased by the amount by which the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Further, except in the case of an option holder's death or disability, if an option is exercised more than three months after the option holder's termination of employment, the option will cease to be treated as an incentive stock option and will be subject to taxation under the rules applicable to non-qualified stock options, as summarized below.

If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition will depend upon whether the disposition is "qualifying" or "disqualifying." The disposition of the option shares will be a qualifying deposition if it is made at least two years after the date on which the incentive stock option was granted and at least one year after the date on which the incentive stock option was exercised. If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. If the disposition is a disqualifying disposition, the excess of the fair market value of the option shares on the date of disposition over the exercise price will be taxable income to the option holder at the time of the disposition. Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

Unless an option holder engages in a disqualifying disposition, the Company will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, the Company will be entitled to a deduction equal to the amount of compensation income taxable to the option holder.

If an option holder pays the exercise price of an incentive stock option by tendering shares with a fair market value equal to part or all of the exercise price, the exchange of shares will be treated as a nontaxable exchange, except that this treatment will not apply if the option holder acquired the shares being tendered pursuant to the exercise of an incentive stock option and has not satisfied the special holding period requirements summarized above. The tax basis of the shares tendered to pay the exercise price will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the tendered shares.

Non-Qualified Stock Options. An option holder will not realize taxable income upon the grant of a non-qualified stock option. When an option holder exercises the option, however, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will constitute compensation income taxable to the option holder. The Company will be entitled to a deduction equal to the amount of compensation income taxable to the option holder. If an option holder tenders shares in payment of part or all of the exercise price of a non-qualified stock option, no gain or loss will be recognized with respect to the shares tendered, even if the shares were acquired pursuant to the exercise of an incentive stock option. In such an event, the option holder will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares tendered will be treated as the substituted tax basis for an equivalent number of shares received, and the shares received will be treated as having been held for the same holding period as the holding period that expired with respect to the tendered shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if the option holder had paid the exercise price in cash.

Restricted Stock. A grantee of restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award if the common stock is subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). The grantee, however, may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date on which the restrictions lapse will be treated as compensation income to the grantee and will be taxable in the year in which the restrictions lapse. The Company generally will be entitled to a deduction for compensation paid equal to the amount treated as compensation income to the grantee in the year in which the grantee is taxed on the income, if the Company complies with applicable reporting requirements.

Performance Awards. A distribution of common stock or a payment of cash in satisfaction performance awards will be taxable as ordinary income when the distribution or payment is actually or constructively received by the recipient. The amount taxable as ordinary income is the aggregate fair market value of the common stock determined as of the date it is received or the amount of the cash payment. The Company will be entitled to deduct the amount of such payments when such payments are taxable as compensation to the recipient if the Company complies with applicable reporting requirements.

Stock Appreciation Rights. The grant of SARs will not result in taxable income to the participant or a deduction to the Company. Upon exercise of a SAR, the holder will recognize ordinary income in an amount equal to the cash or the fair market value of the Common Stock received by the holder. The Company will be entitled to a deduction equal to the amount of any compensation income taxable to the grantee, and, as to SARs that are settled in shares of common stock, if the Company complies with applicable reporting requirements.

Equity Compensation Plan Information

The following table summarizes the Company's equity plan information as of December 31, 2019.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Company stockholders	2,166,930[1]	$16.93[2]	1,816,746
Equity compensation plans not approved by Company stockholders	—	—	—

[1] Includes 391,678 options and 1,775,252 restricted stock units, including service-based and performance-based restricted stock units, outstanding under the 2013 Incentive Plan. Performance-based restricted stock units are presented assuming vesting of the maximum number of performance-based restricted stock units which could be earned.

[2] Represents the weighted average exercise price of the outstanding options only and does not reflect outstanding restricted stock units, which have no exercise price.

STOCK OWNERSHIP INFORMATION

STOCK OWNERSHIP TABLE

The following table contains information about the beneficial ownership of our common stock as of March 1, 2020 (unless otherwise noted), by:

- Each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock;
- Each of our directors and nominees for director;
- Each of our NEOs; and
- All of our current directors and executive officers as a group.

Percentages of common stock owned are based on 66,809,594 shares outstanding as of March 1, 2020.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The number of shares deemed to be outstanding and beneficially owned includes shares of restricted stock and shares issuable upon settlement of restricted stock units that will vest within 60 days of March 1, 2020, and options that are currently exercisable or exercisable within 60 days of March 1, 2020. These shares, however, are not deemed outstanding for the purposes of computing the ownership percentage of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated, the address of each of the individuals named below is the Company's address listed on the last page of this proxy statement.

Name	Shares Beneficially Owned	
	Number	Percent
5% Stockholders:		
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055[1]	5,695,838	8.5%
Dimensional Fund Advisors LP, Building One, 6300 Bee Cave Road, Austin, TX 78746[2]	3,820,366	5.7%
The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355[3]	3,735,729	5.6%
Coliseum Capital Management, LLC, 105 Rowayton Avenue, Rowayton, CT 06853[4]	3,629,086	5.4%
Directors and Named Executive Officers:		
David E. Flitman	38,323	*
James F. Major, Jr.[5]	169,979	*
Mike Farmer[6]	13,288	*
Timothy D. Johnson	1,519	*
Mark A. Alexander	8,666	*
Cheemin Bo-Linn	—	*
Cory J. Boydston	5,853	*
Henry Buckley	8,666	*
David W. Bullock	61,654	*
David L. Keltner	31,702	*
Michael T. Miller	29,381	*
James O'Leary	39,381	*
Jeffrey G. Rea[7]	222,076	*
Carl R. Vertuca[8]	19,463	*
Lisa M. Hamblet[9]	43,008	*
Michael McGaugh	—	—
All Current Directors and Executive Officers as a Group (14 persons)[10]	**649,951**	**1.0%**

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

[1] According to a Schedule 13G/A filed with the SEC on February 5, 2020, represents (i) 5,376,257 shares for which BlackRock, Inc. ("BlackRock") has sole voting power and (ii) 5,695,838 shares for which BlackRock has sole dispositive power.

[2] According to a Schedule 13G filed with the SEC on February 12, 2020, represents (i) 3,700,201 shares for which Dimensional Fund Advisors LP ("Dimensional") has sole voting power and (ii) 3,820,366 shares for which Dimensional has sole dispositive power.

[3] According to a Schedule 13G filed with the SEC on February 11, 2020, represents (i) 65,839 shares for which The Vanguard Group ("Vanguard") has sole voting power, (ii) 22,726 shares for which Vanguard has shared voting power, (iii) 3,656,924 shares for which Vanguard has sole dispositive power and (iv) 78,805 shares for which Vanguard has shared dispositive power.

[4] According to a Schedule 13D filed with the SEC on November 14, 2019, represents (i) 3,629,086 shares for which Coliseum Capital Management, LLC ("Coliseum") has shared voting power and (ii) 3,629,086 shares for which Coliseum has shared dispositive power.

[5] Includes 79,177 shares of common stock issuable upon exercise of existing options that have vested and 11,919 shares issuable upon the vesting of restricted stock within 60 days of March 1, 2020.

[6] Includes 5,081 shares of common stock issuable upon exercise of existing options that have vested and 5,273 shares issuable upon the vesting of restricted stock within 60 days of March 1, 2020.

[7] Includes 173,802 shares of common stock issuable upon exercise of existing options that have vested.

[8] Includes 5,000 shares of common stock held by MJR Ventures, LLC for whom Mr. Vertuca has sole dispositive and voting power.

[9] Includes 5,577 shares of common stock issuable upon the vesting of restricted stock within 60 days of March 1, 2020.

[10] Includes 258,060 shares of common stock issuable upon exercise of existing options that have vested and 17,192 shares issuable upon the vesting of restricted stock units within 60 days of March 1, 2020.

FREQUENTLY ASKED QUESTIONS ABOUT THESE PROXY MATERIALS & VOTING

Q Why did I receive a Notice Regarding the Internet Availability of Proxy Materials (the "Notice")?

A Pursuant to SEC rules, we are furnishing the proxy materials to our stockholders primarily via the Internet instead of mailing printed copies. This process allows us to expedite our stockholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials and reduce the environmental impact of our Annual Meeting. If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for the Annual Meeting via the Internet, how to request a printed set of proxy materials and how to vote your shares.

Q What is the purpose of the proxy materials?

A The Board is providing you these materials in connection with the solicitation by the Board of proxies to be voted at the Annual Meeting. The Annual Meeting is being held to elect three Class I directors to hold office until the 2023 Annual Meeting (Proposal 1), ratify the selection of PwC as the Company's independent auditor for 2020 (Proposal 2), approve, in an advisory vote, the compensation of the Company's named executive officers (Proposal 3) and approve the adoption of the BMC Stock Holdings, Inc. 2020 Incentive Compensation Plan (Proposal 4). All stockholders who held shares of BMC common stock as of the close of business on March 19, 2020 (the "Record Date") are entitled to attend the Annual Meeting and to vote on the items of business outlined above.

Whether or not you choose to attend the Annual Meeting, you are urged to vote your shares via the Internet, by telephone or by mail (see "How do I vote?" below) as soon as possible so that your shares are represented at the meeting. If you complete and submit your proxy, the persons named as proxies will vote your shares in accordance with your instructions. If you are a record holder and you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote your shares in accordance with the Board's recommendations (see "What vote is necessary to approve each proposal and what are the Board's recommendations?" below).

We do not expect any other business to properly come before the Annual Meeting; however, if any other business should properly come before the Annual Meeting, the persons named as proxies will vote your shares on such matters in accordance with their best judgment. If for any reason any of the nominees for election as director becomes unavailable for election, the proxy holders may exercise discretionary authority to vote for any substitute nominees that may be proposed by the Board.

Q How do I access the proxy materials?

A The Notice provides instructions regarding how to view our proxy materials for the Annual Meeting online. As explained in greater detail in the Notice, to view the proxy materials (and to vote), you will need to visit www.proxyvote.com and have available your control number contained in your Notice.

Q How do I request paper copies of the proxy materials?

A You may request paper copies of the 2020 proxy materials by following the instructions at www.proxyvote.com, by calling (800) 579-1639, or by sending an email to sendmaterial@proxyvote.com. Please make your request by April 30, 2020.

Q What is the difference between a record holder and a holder of shares in street name?

A You are a record holder if you hold shares of BMC common stock directly in your name through our transfer agent, Computershare Trust Company, N.A. ("Computershare"). If you hold shares of BMC common stock through a broker, bank, trust or other nominee, then you are a holder of shares in street name. As a result, you must instruct the broker, bank, trust or other nominee about how to vote your shares. Under the rules of the New York Stock Exchange ("NYSE"), if you do not provide such instructions, the firm that holds your shares will have discretionary authority to vote your shares only with respect to "routine" matters, as described below.

Q **Can I attend the Annual Meeting?**

A The Annual Meeting will be a virtual meeting of stockholders that will be conducted exclusively by webcast starting at 8:00 a.m., Eastern Time, on May 14, 2020 (with log-in beginning at 7:45 a.m.). If you held shares of BMC common stock as of the close of business on the Record Date (or you hold a valid proxy for the Annual Meeting), you may attend the Annual Meeting, including being able to submit questions during the meeting and vote online, by going to www.virtualshareholdermeeting.com/BMCH2020 and entering your 16-digit control number, which is included on the Notice or proxy card that you received.

In addition, you may need to register in advance to attend the Annual Meeting, depending on how you hold your shares:
– if you are a stockholder of record, you do not need to register in advance to attend the Annual Meeting; and
– if you are a street-name holder, you must register in advance to attend the Annual Meeting by submitting proof of your authority to vote your shares (which we refer to as a "legal proxy") from your broker, bank, trust or other nominee. To request a legal proxy, please follow the instructions at www.proxyvote.com. You will receive a confirmation of your registration by email after we receive your registration materials.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log-in page.

Q **Why are you holding a virtual meeting instead of a physical meeting?**

A In light of the rapidly changing developments related to coronavirus (COVID-19), we are pleased to offer our stockholders a completely virtual Annual Meeting, which provides worldwide access and communication, while protecting the health and safety of our stock-holders, Board, management and other stakeholders. We are committed to ensuring that stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. We will try to answer as many stockholder-submitted questions as time permits that comply with the Annual Meeting rules of conduct. However, we reserve the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters or that are otherwise inappropriate. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Q **Am I entitled to vote?**

A You are entitled to vote if you were the record holder of shares of BMC common stock as of the Record Date. If you are a street-name holder, you may instruct your broker regarding voting your shares using the same methods described below under "How do I vote?"

Q **How many votes can be cast by all stockholders?**

A All stockholders of record are entitled to one vote per share of common stock held for each matter submitted for a vote at the Annual Meeting. Stockholders do not have cumulative voting rights. There are a total of 66,738,199 potential votes, consisting of one vote for each share of BMC common stock issued and outstanding as of the Record Date.

Q **How do I vote?**

A You can vote in any of the following ways <u>before</u> the Annual Meeting:
– **By Internet.** You may vote via the Internet by going to www.proxyvote.com and following the instructions on the screen. Have your Notice, proxy card (for record holders) or voting instruction form (for street-name holders) available when you access the website.
– **By telephone.** If you received paper copies of the proxy materials and you are a record holder within the United States or Canada, you may vote by telephone by calling the toll-free telephone number on the proxy card (800) 690-6903, which is available 24 hours a day, and following the prerecorded instructions. Have your proxy card available when you call. If you are a street-name holder, follow the voting instructions you received from your broker, bank, trustee or other nominee.
– **By mail.** If you received paper copies of the proxy materials and you are a record holder, you may vote by mail by completing the enclosed proxy card, dating and signing it and returning it in the postage-paid envelope provided or returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you are a street-name holder, follow the voting instructions you received from your broker, bank, trustee or other nominee.

You can also vote at our virtual-only Annual Meeting at www.virtualshareholdermeeting.com/BMCH2020. Please see "Can I attend the Annual Meeting?" above for instructions on how to register for (if applicable) and attend the Annual Meeting.

If you received more than one set of proxy materials, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Notice or, if provided, proxy card or voting instruction form, so that all of your shares are voted.

Q What are the deadlines for voting if I am not voting at the Annual Meeting?

A You can vote by Internet or by telephone until 11:59 p.m., Eastern Time on May 13, 2020. If you vote by mail, your proxy card or voting instruction form, as applicable, must be received by May 13, 2020.

Q What if I am a street-name holder and I do not provide my broker or other nominee with instructions about how to vote my shares?

A You may instruct your broker, bank, trustee or other nominee on how to vote your shares using the methods described above. If you do not vote via the Internet or by telephone and do not return your voting instructions to the firm that holds your shares prior to the Annual Meeting, the firm has discretion to vote your shares only with respect to Proposal 2 (ratification of selection of independent auditor), which is considered a "routine" matter under NYSE rules. Proposal 1 (election of directors), Proposal 3 (say on pay) and Proposal 4 (2020 Stock Plan) are not considered "routine" matters, and the firm that holds your shares will not have discretionary authority to vote your shares for these proposals if you do not provide instructions using one of the methods described above. This is called a "broker non-vote." Therefore, you are encouraged to return your voting instructions so that your shares are voted at the Annual Meeting.

Q Can I revoke my proxy or change my vote?

A Yes, you may revoke any proxy that you previously granted or change your vote by:

– submitting another vote via the Internet, by telephone or by mailing a later dated proxy card or voting instruction form (within the time period specified above for voting);
– attending the virtual Annual Meeting and voting online;
– if you are a record holder, giving written notice of revocation to the Corporate Secretary at the Company's address on the last page of this proxy statement (within the time period specified above for voting); or
– if you are a street-name holder, following the instructions provided by your broker, bank, trustee or other nominee.

Q What constitutes a quorum?

A A quorum of stockholders is necessary to transact business at the Annual Meeting. A quorum exists if the holders of a majority of the outstanding shares of BMC common stock as of the Record Date are represented at the Annual Meeting, either by attending and voting at the Annual Meeting or by proxy. Abstentions and broker non-votes will be counted in determining if there is a quorum, but neither will be counted as votes cast.

Q Who will count the vote?

A Votes will be tabulated by Broadridge. The Board has appointed a representative of Broadridge to serve as the Inspector of Elections.

Q Who pays for the cost of soliciting votes?

A BMC will pay the costs of the solicitation, including the preparation, assembly, printing and mailing of all proxy materials. We also reimburse brokers, banks, fiduciaries, custodians and other institutions for their costs in forwarding the proxy materials to the street-name holders of our common stock. The Company and its directors, officers and employees also may solicit proxies by mail, personally, by telephone or by other appropriate means, without additional compensation.

Q What is "householding"?

A The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits us, with your permission, to send a single set of proxy materials, including the Notice, the Notice of Annual Meeting of Stockholders, proxy statement and annual report to any household at which two or more stockholders reside if we believe they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, the Company has not instituted this procedure, but may do so in the future.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of the Company's common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement or other proxy materials or wish to revoke your decision to household. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the Notice, the Notice of Annual Meeting of Stockholders, proxy statement or annual report mailed to you, you may also submit a request to our Corporate Secretary at the Company's address listed on the last page of this proxy statement, or call our Investor Relations department at (919) 431-1796, and we will promptly send you the requested materials.

Q What vote is necessary to approve each proposal and what are the Board's recommendations?

A The following table sets forth the voting requirements for each proposal being voted on at the Annual Meeting and the Board's recommendations:

Proposal	Election of Directors	Auditor Ratification	Say on Pay	2020 Stock Plan
Voting Standard	Plurality of the votes of the shares present and entitled to vote*	Majority of shares present and entitled to vote	Majority of shares present and entitled to vote	Majority of shares present and entitled to vote
Broker Non-Votes	Not counted as entitled to vote and therefore no effect	Not applicable (brokers can vote uninstructed shares)	Not counted as entitled to vote and therefore no effect	Not counted as entitled to vote and therefore no effect
Treatment of Abstentions	Not applicable**	Will be treated the same as a vote AGAINST	Will be treated the same as a vote AGAINST	Will be treated the same as a vote AGAINST
Board Recommendation	FOR	FOR	FOR	FOR

* Those directors receiving the highest number of votes FOR will be elected.
** You can either vote FOR or WITHHOLD your voting authority with respect to one or more of the director nominees.

Q How can I find out the results of the voting at the Annual Meeting?

A We will announce the preliminary voting results at the Annual Meeting. In addition, final voting results will be published on a Form 8-K that we expect to file within four business days after the Annual Meeting.

ADDITIONAL INFORMATION

STOCKHOLDER PROPOSALS FOR THE 2021 ANNUAL MEETING

Proposals to be included in our proxy statement. Pursuant to Rule 14a-8 under the Exchange Act, stockholders may Proposals to be included in our proxy statement. Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our proxy statement and for consideration at our 2021 Annual Meeting. To be eligible, your proposal must be received by us no later than the close of business on November 27, 2020, and must otherwise comply with Rule 14a-8. While the Board will consider stockholder proposals that we receive, we reserve the right to omit from our proxy statement stockholder proposals that do not satisfy applicable SEC rules.

Business proposals and director nominations to be presented at the annual meeting. Under our Bylaws, in order to nominate a director or bring any other business before the stockholders at the 2021 Annual Meeting that will not be included in our proxy statement pursuant to Rule 14a-8, you must comply with the procedures and timing specifically described in our Bylaws. Stockholders desiring to nominate a director or bring any other business before the stockholders at an annual meeting must notify our Corporate Secretary in writing not earlier than January 14, 2021, and not later than February 13, 2021. Such notice must set forth certain information specified in our Bylaws. All stockholder proposals should be in writing and be submitted to the Corporate Secretary at the Company's address on the last page of this proxy statement.

A copy of our Bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained free of charge from the Corporate Secretary at the Company's address on the last page of this proxy statement. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require the Company to include the proposed nominee or proposal in the Company's proxy solicitation material.

INCORPORATION BY REFERENCE

We provide website addresses throughout this document for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Neither the Compensation Committee report nor the Audit Committee report shall be deemed soliciting material or filed with the SEC and neither of them shall be deemed incorporated by reference into any of our SEC filings, except to the extent that we specifically incorporate such information by reference.

AVAILABILITY OF SEC FILINGS & GOVERNANCE DOCUMENTS

Copies of our reports we file with the SEC, our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and the charters of the Audit Committee, Compensation Committee and Governance Committee are posted on and may be obtained through our Investor Relations website at ir.buildwithbmc.com, or may be requested in print, at no cost, by:

– **calling** (919) 431-1796;
– **emailing** a request to investors@buildwithbmc.com; or
– **mailing** a request to our Investor Relations department at the Company's address on the last page of this proxy statement.

By Order of the Board of Directors,



Timothy D. Johnson
Executive Vice President, General Counsel and Corporate Secretary
Raleigh, North Carolina
March 27, 2020

APPENDIX A – NON-GAAP MEASURES

Adjusted EBITDA is intended as a supplemental measure of the Company's performance that is not required by, or presented in accordance with, U.S. generally accepted accounting principles ("GAAP"). The Company believes that this measure provides useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and operating results. Adjusted EBITDA is defined as net income plus interest expense, interest income, income tax expense, depreciation and amortization, merger and integration costs, non-cash stock compensation expense, acquisition costs and other items.

Company management uses Adjusted EBITDA for trend analyses and for purposes of determining management incentive compensation and for budgeting and planning purposes. Adjusted EBITDA is used in monthly financial reports prepared for management and the Board. The Company believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other distribution and retail companies, which may present similar non-GAAP financial measures to investors. However, the Company's calculation of Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies. Company management does not consider this measure in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect interest expense, or the requirements necessary to service interest or principal payments on debt; (iii) Adjusted EBITDA does not reflect income tax expenses or the cash requirements to pay taxes; (iv) Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; (v) although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and (vi) Adjusted EBITDA does not consider the potentially dilutive impact of issuing non-cash stock-based compensation. In order to compensate for these limitations, management presents Adjusted EBITDA in conjunction with GAAP results. Readers should review the reconciliation of net income to Adjusted EBITDA below, and should not rely on any single financial measure to evaluate the Company's business.

(in thousands)	2016	2017	2018	2019
Adjusted EBITDA				
Net income	$ 30,880	$ 57,425	$119,738	$109,845
Interest expense	30,131	25,036	24,035	23,156
Interest Income	—	—	(758)	(3,988)
Income tax expense	14,266	24,402	37,176	36,639
Depreciation and amortization	68,680	69,217	65,388	72,153
Merger and integration costs	15,340	15,336	3,998	6,485
Non-cash stock compensation expense	7,252	6,769	11,315	12,462
Acquisition costs	—	424	1,829	1,136
Business reorganization costs	—	435	656	1,767
Inventory step-up charges	2,884	—	—	—
Loss on debt extinguishment	12,529	—	—	—
Impairment of assets	11,928	—	—	—
Other items	—	959	2,502	(222)
Adjusted EBITDA	$193,890	$200,003	$265,879	$259,433

APPENDIX B – 2020 STOCK PLAN

BMC STOCK HOLDINGS, INC.

2020 INCENTIVE COMPENSATION PLAN

ARTICLE I
PURPOSE

The purpose of this BMC Stock Holdings, Inc. 2020 Incentive Compensation Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer Eligible Individuals cash and stock-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company's stockholders. The Plan is effective as of the date set forth in Article XV.

ARTICLE II
DEFINITIONS

For purposes of the Plan, the following terms shall have the following meanings:

2.1 "Acquisition Event" has the meaning set forth in Section 4.2(d).

2.2 "Affiliate" means each of the following: (a) any Subsidiary; (b) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; (c) any trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company; and (d) any other entity in which the Company or any of its Affiliates has a material equity interest and which is designated as an "Affiliate" by resolution of the Committee; provided that, unless otherwise determined by the Committee, the Common Stock subject to any Award constitutes "service recipient stock" for purposes of Section 409A of the Code or otherwise does not subject the Award to Section 409A of the Code.

2.3 "Award" means any award under the Plan of any Stock Option, Stock Appreciation Right, Restricted Stock, Performance Award, Other Stock-Based Award or Other Cash-Based Award. All Awards shall be granted by, confirmed by, and subject to the terms of, an Award Agreement.

2.4 "Award Agreement" means the written or electronic agreement setting forth the terms and conditions applicable to an Award.

2.5 "Board" means the Board of Directors of the Company.

2.6 "Cause" means, unless otherwise provided by the Committee in the applicable Award Agreement, with respect to a Participant's Termination of Employment or Termination of Consultancy, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define "cause" (or words of like import)), termination due to a (i) willful or serious misconduct or gross negligence in the performance of the Participant's duties to the Company; (ii) willful or repeated failure to satisfactorily perform the Participant's duties to the Company or to follow the lawful directives of the Board or any Executive Officer or the Participant's direct supervisor (other than as a result of death or due to Disability); (iii) commission of, indictment for, conviction of, or pleading of guilty or nolo contendere to, a felony or any crime involving moral turpitude; (iv) performance of any act of theft, embezzlement, fraud, malfeasance, dishonesty or misappropriation of the Company's property; or (v) breach of, or failure to comply with, any material agreement with the Company, or a violation of the Company's code of conduct; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines "cause" (or words of like import), "cause" as defined under such agreement; provided, however, that with regard to any agreement under which the definition of "cause" only applies on occurrence of a change in control, such definition of "cause" shall not apply until a change in control actually takes place and then only with regard to a termination thereafter. With respect to a Participant's Termination of Directorship, "cause" means an act or failure to act that constitutes cause for removal of a director under applicable Delaware law.

2.7 "Change in Control" has the meaning set forth in Section 11.2.

2.8 "Change in Control Price" has the meaning set forth in Section 11.1.

2.9 "Code" means the Internal Revenue Code of 1986, as amended. Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated thereunder.

2.10 "Committee" means any committee of the Board duly authorized by the Board to administer the Plan, which shall be the Compensation Committee of the Board, unless otherwise determined by the Board. If no committee is duly authorized by the Board to administer the Plan, the term "Committee" shall be deemed to refer to the Board for all purposes under the Plan.

2.11 "Common Stock" means the common stock, $0.01 par value per share, of the Company.

2.12 "Company" means BMC Stock Holdings, Inc., a Delaware corporation, and its successors by operation of law.

2.13 "Consultant" means any natural person who is an advisor or consultant to the Company or its Affiliates.

2.14 "Disability" means, unless otherwise provided by the Committee in the applicable Award Agreement, with respect to a Participant's Termination, a permanent and total disability as defined in Section 22(e)(3) of the Code. Notwithstanding the foregoing, for Awards where Disability is intended to be a payment event in compliance with Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) or (ii) of the Code.

2.15 "Effective Date" means the effective date of the Plan as defined in Article XV.

2.16 "Eligible Employees" means each employee of the Company or an Affiliate.

2.17 "Eligible Individual" means any Eligible Employee, Non-Employee Director or Consultant.

2.18 "Exchange Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.19 "Executive Officer" has the meaning set forth in Rule 3b-7 promulgated under the Exchange Act.

2.20 "Fair Market Value" means, for purposes of the Plan, unless otherwise required by any applicable provision of the Code, as of any date and except as provided below, the last sales price reported for the Common Stock on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded or (b) if the Common Stock is not traded, listed or otherwise reported or quoted, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate taking into account the requirements of Section 409A of the Code. For purposes of the grant of any Award, the applicable date shall be the trading day immediately prior to the date on which the Award is granted. For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Company or, if not a day on which the applicable market is open, the next day that it is open.

2.21 "Family Member" means "family member" as defined in Section A.1.(a)(5) of the general instructions of Form S-8.

2.22 "Incentive Stock Option" means any Stock Option awarded to an Eligible Employee of the Company and its Subsidiaries under the Plan intended to be and designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

2.23 "Non-Employee Director" means a member of the Board or the board of directors of any Affiliate who is not an active employee of the Company or any Affiliate.

2.24 "Non-Qualified Stock Option" means any Stock Option awarded under the Plan that is not an Incentive Stock Option.

2.25 "Non-Tandem Stock Appreciation Right" means the right to receive an amount in cash and/or stock equal to the difference between (x) the Fair Market Value of a share of Common Stock on the date such right is exercised, and (y) the aggregate exercise price of such right, otherwise than on surrender of a Stock Option.

2.26 "Other Cash-Based Award" means an Award granted pursuant to Section 10.3 of the Plan and payable in cash at such time or times and subject to such terms and conditions as provided by the Committee in the applicable Award Agreement.

2.27 "Other Extraordinary Event" has the meaning set forth in Section 4.2(b).

2.28 "Other Stock-Based Award" means an Award under Article X of the Plan that is valued in whole or in part by reference to, or is payable in or otherwise based on, Common Stock, including, without limitation, an Award valued by reference to an Affiliate.

2.29 "Participant" means an Eligible Individual to whom an Award has been granted pursuant to the Plan.

2.30 "Performance Award" means an Award granted to a Participant pursuant to Article IX hereof contingent upon achieving certain Performance Goals.

2.31 "Performance Goals" means goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable based on one or more of the performance goals set forth in Exhibit A hereto.

2.32 "Performance Period" means the designated period during which the Performance Goals must be satisfied with respect to the Award to which the Performance Goals relate.

2.33 "Plan" means this 2020 Incentive Compensation Plan, as the same may be amended from time to time.

2.34 "Prior Plan" means the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan, as amended.

2.35 "Proceeding" has the meaning set forth in Section 14.7.

2.36 "Reference Stock Option" has the meaning set forth in Section 7.1.

2.37 "Restricted Stock" means an Award of shares of Common Stock under the Plan that is subject to restrictions under Article VIII.

2.38 "Restriction Period" has the meaning set forth in Section 8.3(a) with respect to Restricted Stock.

2.39 "Rule 16b-3" means Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

2.40 "Section 4.2 Event" has the meaning set forth in Section 4.2(b).

2.41 "Section 409A of the Code" means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable official guidance thereunder.

2.42 "Securities Act" means the Securities Act of 1933, as amended and all rules and regulations promulgated thereunder. Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.43 "Stock Appreciation Right" means the right pursuant to an Award granted under Article VII.

2.44 "Stock Option" or "Option" means any option to purchase shares of Common Stock granted to Eligible Individuals granted pursuant to Article VI.

2.45 "Subsidiary" means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

2.46 "Tandem Stock Appreciation Right" means the right to surrender to the Company all (or a portion) of a Stock Option in exchange for an amount in cash and/or stock equal to the difference between (i) the Fair Market Value on the date such Stock Option (or such portion thereof) is surrendered, of the Common Stock covered by such Stock Option (or such portion thereof), and (ii) the aggregate exercise price of such Stock Option (or such portion thereof).

2.47 "Ten Percent Stockholder" means a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its Subsidiaries.

2.48 "Termination" means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

2.49 "Termination of Consultancy" means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate. In the event that a Consultant becomes an Eligible Employee or a Non-Employee Director upon the termination of such Consultant's consultancy, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non-Employee Director. Notwithstanding the foregoing, the Committee may otherwise define Termination of Consultancy in the Award Agreement or, if no material rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter, provided that any such change to the definition of the term "Termination of Consultancy" does not subject the applicable Award to Section 409A of the Code.

2.50 "Termination of Directorship" means that the Non-Employee Director has ceased to be a director of the Company; except that if a Non-Employee Director becomes an Eligible Employee or a Consultant upon the termination of such Non-Employee Director's directorship, such Non-Employee Director's ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

2.51 "Termination of Employment" means: (a) a termination of employment (for reasons other than a military or personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate. In the event that an Eligible Employee becomes a Consultant or a Non-Employee Director upon the termination of such Eligible Employee's employment, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee is no longer an Eligible Employee, a Consultant or a Non-Employee Director. Notwithstanding the foregoing, the Committee may otherwise define Termination of Employment in the Award Agreement or, if no material rights of a Participant are reduced, may otherwise define Termination of Employment thereafter, provided that any such change to the definition of the term "Termination of Employment" does not subject the applicable Award to Section 409A of the Code.

2.52 "Transfer" means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). "Transferred" and "Transferable" shall have a correlative meaning.

ARTICLE III
ADMINISTRATION

3.1 The Committee. The Plan shall be administered and interpreted by the Committee. Notwithstanding the foregoing, any power exercisable by the Committee hereunder may be exercised by the Board.

3.2 Grants of Awards. The Committee shall have full authority to grant, pursuant to the terms of the Plan, to Eligible Individuals: (i) Stock Options; (ii) Stock Appreciation Rights; (iii) Restricted Stock; (iv) Performance Awards; (v) Other Stock-Based Awards; and (vi) Other Cash-Based Awards. In particular, the Committee shall have the authority:

(a) to select the Eligible Individuals to whom Awards may from time to time be granted hereunder;

(b) to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Individuals;

(c) to determine the number of shares of Common Stock to be covered by each Award granted hereunder (subject to the limitations set forth in Section 4.1(b));

(d) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the shares of Common Stock relating thereto, based on such factors, if any, as the Committee shall determine); provided that Awards that result in the issuance of an aggregate of up to ninety-five percent (95%) of the shares of Common Stock available pursuant to Section 4.1(a) shall be granted subject to the following vesting limitations (other than (A) in the case of the Participant's death or Disability or (B) upon a Change in Control, in which cases the following limitations shall not apply): (i) no such Award granted under the Plan to any Participant (other than a Non-Employee Director) shall vest earlier than the first anniversary of the grant date of the Award; and (ii) all such Awards granted to Non-Employee Directors must vest no earlier than the earlier of the first anniversary of the grant date of the Award or the next annual meeting of stockholders of the Company (provided that such annual meetings are at least fifty (50) weeks apart);

(e) to determine the amount of cash to be covered by each Award granted hereunder (subject to the limitations set forth in Section 4.1(b));

(f) to determine whether, to what extent and under what circumstances grants of Options and other Awards under the Plan are to operate on a tandem basis and/or in conjunction with or apart from other awards made by the Company outside of the Plan;

(g) to determine whether and under what circumstances a Stock Option may be exercised or settled in cash, Common Stock and/or Restricted Stock;

(h) to determine whether a Stock Option is an Incentive Stock Option or Non-Qualified Stock Option;

(i) to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee following the date of the acquisition or exercise of such Award;

(j) to modify an Award, subject to the terms hereof; and

(k) solely to the extent permitted by applicable law, to determine whether, to what extent and under what circumstances to provide loans (which may be on a recourse basis and shall bear interest at the rate the Committee shall provide) to Participants in order to exercise Options under the Plan.

3.3 Guidelines. Subject to Article XII hereof, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions. Notwithstanding the foregoing, no action of the Committee under this Section 3.3 shall impair the material rights of any Participant without the Participant's consent. To the extent applicable, the Plan is intended to comply with the applicable requirements of Rule 16b-3 and the Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

3.4 Decisions Final. Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

3.5 Designation of Consultants/Liability.

(a) The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and (to the extent permitted by applicable law and applicable exchange rules) may grant authority to officers to grant Awards (except with respect to grants of Awards to persons who are Non-Employee Directors or otherwise are subject to Section 16 of the Exchange Act) and/or execute agreements or other documents on behalf of the Committee. In the event of any designation of authority hereunder, subject to applicable law, applicable stock exchange rules and any limitations imposed by the Committee in connection with such designation, such designee or designees shall have the power and authority to take such actions, exercise such powers and make such determinations that are otherwise specifically designated to the Committee hereunder.

(b) The Committee may employ such legal counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company. The Committee, its members and any person designated pursuant to sub-section (a) above shall not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

3.6 Indemnification. To the maximum extent permitted by applicable law and the Certificate of Incorporation and By-Laws of the Company and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of the Plan, except to the extent arising out of such officer's, employee's, member's or former member's own fraud or bad faith. Such indemnification shall be in addition to any right of indemnification the employees, officers, directors or members or former officers, directors or members may have under applicable law or under the Certificate of Incorporation or By-Laws of the Company or any Affiliate or any agreement with the Company or any Affiliate. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to such individual under the Plan.

ARTICLE IV
SHARE LIMITATION

4.1 Shares. (a) The aggregate number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall be 2,650,000 shares (subject to any increase or decrease pursuant to Section 4.2) plus (A) any shares of Common Stock that remain available for grant under the Prior Plan as of the Effective Date and (B) any shares of Common Stock subject to outstanding awards under the Prior Plan as of the Effective Date that on or after the Effective Date are forfeited, terminated, expire or otherwise lapse without being exercised (to the extent applicable), or are settled in cash. Shares of Common Stock issued pursuant to Awards granted under the Plan may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company or both. The maximum number of shares of Common Stock with respect to which Incentive Stock Options may be granted under the Plan shall be 2,650,000 shares. If any shares of Common Stock subject to an Award cease to be issuable or transferable to a Participant because of the forfeiture, termination, expiration or cancellation, in whole or in part, of such Award or for any other reason, the shares not so issued or transferred, shall not be charged against the limitation provided for in this Section 4.1 and may be used thereafter for additional Awards under the Plan. The following additional parameters shall apply:

(i) If an Award may be settled in shares of Common Stock or cash (in whole or in part), shares shall be deemed issued only when and to the extent that settlement or payment is actually made in shares of Common Stock. To the extent an Award is settled or paid in cash, and not shares of Common Stock, any shares previously reserved for issuance or transfer pursuant to such Award will again be deemed available for issuance or transfer under the Plan, and the maximum number of shares of Common Stock that may be issued or transferred under the Plan shall be reduced only by the number of shares actually issued and transferred to the Participant.

(ii) Notwithstanding the foregoing, (A) shares withheld or tendered to pay withholding taxes or the exercise price of an Award shall not again be available for the grant of Awards under the Plan and (B) the full number of shares subject to a Stock Option or Stock Appreciation Right granted that is net settled by the issuance of shares shall be counted against the shares authorized for issuance under this Plan, regardless of the number of shares actually issued upon the net settlement of such Stock Option or Stock Appreciation Right.

Any shares repurchased by the Company on the open market using the proceeds from the exercise of an Award shall not increase the number of shares available for the future grant of Awards.

(b) Non-Employee Director Limitations. Subject to adjustment pursuant to the provisions of Section 4.2, the aggregate grant date Fair Market Value of shares of Common Stock subject to Awards granted under this Plan, together with any cash compensation paid or payable, during any calendar year to any one Non-Employee Director shall not exceed $650,000; provided, however, that in the calendar year in which a Non-Employee Director first joins the Board or is designated as Chairman of the Board or Lead Director, such maximum dollar value may be up to two hundred percent (200%) of the dollar value set forth in the foregoing limit. The limitation described in this Section shall be determined without regard to amounts paid to a Non-Employee Director during or for any period in which such individual was an employee or consultant, and any severance and other payments paid to a Non-Employee Director for such director's prior or current service to the Company or any Subsidiary other than serving as a director shall not be taken into account in applying the limit provided above. For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled.

(c) Substitute Awards. Awards may, in the discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or any of its Affiliates or a company acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines ("Substitute Awards"). The number of Shares underlying any Substitute Awards shall not be counted against the aggregate number of Shares available for Awards under the Plan; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding stock options intended to qualify for special tax treatment under Sections 421 and 422 of the Code that were previously granted by an entity that is acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines shall be counted against the aggregate number of Shares available for Incentive Stock Options under the Plan.

4.2 Changes.

(a) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

(b) Subject to the provisions of Section 4.2(d), if there shall occur any change in the capital structure of the Company by reason of any stock split, reverse stock split, stock dividend, subdivision, combination or reclassification of shares that may be issued under the Plan, any recapitalization, any merger, any consolidation, any spin off, any reorganization or any partial or complete liquidation, or any other corporate transaction or event having an effect similar to any of the foregoing (a "Section 4.2 Event"), then (i) the aggregate number and/or kind of shares that thereafter may be issued under the Plan, (ii) the number and/or kind of shares or other property (including cash) to be issued upon exercise or settlement of an outstanding Award granted under the Plan, and/or (iii) the purchase price thereof, shall be appropriately adjusted. In addition, subject to Section 4.2(d), if there shall occur any change in the capital structure or the business of the Company that is not a Section 4.2 Event (an "Other Extraordinary Event"), including by reason of any extraordinary dividend (whether cash or stock), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of stock, or any sale or transfer of all or substantially all of the Company's assets or business, then the Committee, in its sole discretion, may adjust any Award and make such other adjustments to the Plan. Any adjustment pursuant to this Section 4.2 shall be consistent with the applicable Section 4.2 Event or the applicable Other Extraordinary Event, as the case may be, and in such manner as the Committee may, in its sole discretion, deem appropriate and equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors and permitted assigns. Except as expressly provided in this Section 4.2 or in the applicable Award Agreement, a Participant shall have no rights by reason of any Section 4.2 Event or any Other Extraordinary Event.

(c) Fractional shares of Common Stock resulting from any adjustment in Awards pursuant to Section 4.2(a) or 4.2(b) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions. No cash settlements shall be made with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

(d) In the event of a merger or consolidation in which the Company is not the surviving entity or in the event of any transaction that results in the acquisition of substantially all of the Company's outstanding Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of all or substantially all of the Company's assets (all of the foregoing being referred to as an "Acquisition Event"), then the Committee may, in its sole discretion, terminate all outstanding and unexercised Stock Options, Stock Appreciation Rights, or any Other Stock-Based Award that provides for a Participant elected exercise, effective as of the date of the Acquisition Event, by (i) cashing-out such Awards upon the date of consummation of the Acquisition Event (including for no consideration if such awards are out of the money), or (ii) delivering notice of termination to each Participant at least 20 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of such Participant's Awards that are then vested and outstanding (without regard to any limitations on exercisability otherwise contained in the Award Agreements), but any such exercise shall be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

If an Acquisition Event occurs but the Committee does not terminate the outstanding Awards pursuant to this Section 4.2(d), then the provisions of Section 4.2(b) and Article XI shall apply.

> **4.3 Minimum Purchase Price.** Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued shares of Common Stock are issued under the Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law.

ARTICLE V
ELIGIBILITY

> **5.1 General Eligibility.** All current and prospective Eligible Individuals are eligible to be granted Awards. Actual participation in the Plan shall be determined by the Committee.

> **5.2 Incentive Stock Options.** Notwithstanding the foregoing, only Eligible Employees of the Company and its Subsidiaries are eligible to be granted Incentive Stock Options under the Plan.

> **5.3 General Requirement.** The vesting and exercise of Awards granted to a prospective Eligible Individual are conditioned upon such individual actually becoming an Eligible Employee, Consultant or Non-Employee Director, respectively.

ARTICLE VI
STOCK OPTIONS

> **6.1 Options.** Stock Options may be granted alone or in addition to other Awards granted under the Plan. Each Stock Option granted under the Plan shall be of one of two types: (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option.

> **6.2 Grants.** The Committee shall have the authority to grant to any Eligible Employee one or more Incentive Stock Options, Non-Qualified Stock Options, or both types of Stock Options. The Committee shall have the authority to grant any Consultant or Non-Employee Director one or more Non-Qualified Stock Options. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not so qualify shall constitute a separate Non-Qualified Stock Option.

> **6.3 Incentive Stock Options.** Notwithstanding anything in the Plan to the contrary, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the Participants affected, to disqualify any Incentive Stock Option under such Section 422.

> **6.4 Terms of Options.** Options granted under the Plan shall be subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

>> (a) Exercise Price. The exercise price per share of Common Stock subject to a Stock Option shall be provided by the Committee in the applicable Award Agreement at the time of grant, provided that the per share exercise price of a Stock Option (other than a Substitute Award) shall not be less than 100% (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110%) of the Fair Market Value of the Common Stock at the time of grant.

>> (b) Stock Option Term. The term of each Stock Option shall be fixed by the Committee, provided that no Stock Option shall be exercisable more than 10 years after the date the Option is granted; and provided further that the term of an Incentive Stock Option granted to a Ten Percent Stockholder shall not exceed five years.

>> (c) Exercisability. Unless otherwise provided by the Committee in accordance with the provisions of this Section 6.4, Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be provided by the Committee in the applicable Award Agreement at the time of grant. If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations (including, without limitation, that such Stock Option is exercisable only in installments or within certain time periods), then, subject to the limitations set forth in Section 3.2(d) above, the Committee may waive such limitations on the exercisability at any time at or after the time of grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine.

(d) <u>Method of Exercise</u>. Subject to whatever installment exercise and waiting period provisions apply under Section 6.4(c), to the extent vested, Stock Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise (in the form as specified by the Committee) to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the purchase price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Common Stock is traded on a national securities exchange, and the Committee authorizes, through a net exercise procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, having the Company withhold shares of Common Stock issuable upon exercise of the Stock Option, or by payment in full or in part in the form of Common Stock owned by the Participant, based on the Fair Market Value of the Common Stock on the payment date as determined by the Committee). No shares of Common Stock shall be issued until payment therefor, as provided herein, has been made or provided for.

(e) <u>Non-Transferability of Options</u>. No Stock Option shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant's lifetime, only by the Participant. Notwithstanding the foregoing, the Committee may provide in the applicable Award Agreement at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as specified by the Committee. A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred other than by will or by the laws of descent and distribution and (ii) remains subject to the terms of the Plan and the applicable Award Agreement. Any shares of Common Stock acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of the Plan and the applicable Award Agreement.

(f) <u>Termination by Death and Disability</u>. Unless otherwise provided by the Committee in the applicable Award Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant's Termination is by reason of death or Disability, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant's Termination may be exercised by the Participant at any time within a period of one year following the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options; provided, however, that, following a termination by reason of Disability, if the Participant dies within such exercise period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one year following the date of such death, but in no event beyond the expiration of the stated term of such Stock Options.

(g) <u>Involuntary Termination Without Cause</u>. Unless otherwise provided by the Committee in the applicable Award Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant's Termination is by involuntary termination by the Company without Cause, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant's Termination may be exercised by the Participant at any time within a period of 90 days following the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

(h) <u>Voluntary Termination</u>. Unless otherwise provided by the Committee in the applicable Award Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant's Termination is voluntary (other than a voluntary termination described in Section 6.4(i)(y) hereof), all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant's Termination may be exercised by the Participant at any time within a period of 30 days following the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

(i) <u>Termination for Cause</u>. Unless otherwise provided by the Committee in the applicable Award Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant's Termination (x) is for Cause or (y) is a voluntary Termination (as provided in Section 6.4(h)) after the occurrence of an event that would be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant shall thereupon terminate and expire in exchange for no consideration as of the date of such Termination.

(j) <u>Unvested Stock Options</u>. Unless otherwise provided by the Committee in the applicable Award Agreement, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant's Termination for any reason shall terminate and expire in exchange for no consideration as of the date of such Termination.

(k) <u>Incentive Stock Option Limitations</u>. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under the Plan and/or any other stock option plan of the Company or any Subsidiary exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. In addition, if an Eligible Employee does not remain employed by the Company or any Subsidiary at all times from the time an Incentive Stock Option is granted until three months prior to the date of exercise thereof (or such other period as required by applicable law), such Stock Option shall be treated as a Non-Qualified Stock Option. Should any provision of the Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

(l) <u>Form, Modification, Extension and Renewal of Stock Options; Repricings</u>. Subject to the terms and conditions and within the limitations of the Plan, Stock Options shall be evidenced by such form of agreement or grant as is approved by the Committee, and the Committee may (i) modify, extend or renew outstanding Stock Options granted under the Plan (provided that the rights of a

Participant are not materially reduced without such Participant's consent and provided further that such action does not subject the Stock Options to Section 409A of the Code without the consent of the Participant), and (ii) accept the surrender of outstanding Stock Options (to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised). Notwithstanding the foregoing, an outstanding Option may not be modified to reduce the exercise price thereof nor may a new Option or other Award at a lower price be substituted or exchanged for a surrendered Option (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(m) Deferred Delivery of Common Stock. The Committee may in its discretion permit Participants to defer delivery of Common Stock acquired pursuant to a Participant's exercise of an Option in accordance with the terms and conditions established by the Committee in the applicable Award Agreement, which shall be intended to comply with the requirements of Section 409A of the Code.

(n) Early Exercise. The Committee may provide that a Stock Option include a provision whereby the Participant may elect at any time before the Participant's Termination to exercise the Stock Option as to any part or all of the shares of Common Stock subject to the Stock Option prior to the full vesting of the Stock Option and such shares shall be subject to the provisions of Article VIII and be treated as Restricted Stock. Unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Committee determines to be appropriate.

(o) Other Terms and Conditions. The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Non-Qualified Stock Option on a cashless basis on the last day of the term of such Option if the Participant has failed to exercise the Non-Qualified Stock Option as of such date, with respect to which the Fair Market Value of the shares of Common Stock underlying the Non-Qualified Stock Option exceeds the exercise price of such Non-Qualified Stock Option on the date of expiration of such Option, subject to Section 14.4. The Participant shall not have, with respect to any Stock Option, any of the rights of a holder of shares of Common Stock of the Company (including, without limitation, the right to receive dividends, dividend equivalents, or the right to vote shares of Common Stock subject to such Stock Option) until the issuance of the shares of Common Stock subject to such Stock Option Options may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.

ARTICLE VII
STOCK APPRECIATION RIGHTS

7.1 Tandem Stock Appreciation Rights. Stock Appreciation Rights may be granted in conjunction with all or part of any Stock Option (a "Reference Stock Option") granted under the Plan ("Tandem Stock Appreciation Rights"). In the case of a Non-Qualified Stock Option, such rights may be granted either at or after the time of the grant of such Reference Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of the grant of such Reference Stock Option.

7.2 Terms and Conditions of Tandem Stock Appreciation Rights. Tandem Stock Appreciation Rights granted hereunder shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be provided by the Committee in the applicable Award Agreement at the time of grant, and the following:

(a) Exercise Price. The exercise price per share of Common Stock subject to a Tandem Stock Appreciation Right shall be provided by the Committee in the applicable Award Agreement at the time of grant, provided that the per share exercise price of a Tandem Stock Appreciation Right, other than a Substitute Award, shall not be less than 100% of the Fair Market Value of the Common Stock at the time of grant. No Tandem Stock Appreciation Right may be modified to reduce the exercise price thereof nor may a new Stock Appreciation Right or other Award at a lower price be substituted or exchanged for a surrendered Tandem Stock Appreciation Right (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(b) Term. A Tandem Stock Appreciation Right or applicable portion thereof granted with respect to a Reference Stock Option shall terminate and no longer be exercisable upon the termination or exercise of the Reference Stock Option, except that, unless otherwise provided by the Committee in the applicable Award Agreement, a Tandem Stock Appreciation Right granted with respect to less than the full number of shares covered by the Reference Stock Option shall not be reduced until, and then only to the extent that the exercise or termination of the Reference Stock Option causes, the number of shares covered by the Tandem Stock Appreciation Right to exceed the number of shares remaining available and unexercised under the Reference Stock Option.

(c) Exercisability. Tandem Stock Appreciation Rights shall be exercisable only at such time or times and to the extent that the Reference Stock Options to which they relate shall be exercisable in accordance with the provisions of Article VI, and shall be subject to the provisions of Section 6.4(c).

(d) Method of Exercise. A Tandem Stock Appreciation Right may be exercised by the Participant by surrendering the applicable portion of the Reference Stock Option. Upon such exercise and surrender, the Participant shall be entitled to receive an amount determined in the manner prescribed in this Section 7.2. Stock Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent that the related Tandem Stock Appreciation Rights have been exercised.

(e) Payment. Upon the exercise of a Tandem Stock Appreciation Right, a Participant shall be entitled to receive up to, but no more than, an amount in cash and/or Common Stock (as chosen by the Committee) equal in value to the excess of the Fair Market Value of one share of Common Stock over the Option exercise price per share specified in the Reference Stock Option agreement

multiplied by the number of shares of Common Stock in respect of which the Tandem Stock Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment. Notwithstanding the foregoing, the Committee may, in its sole discretion, award an amount less than the earned Performance Awards and/or subject the payment of all or part of any Performance Award to additional vesting, forfeiture and deferral conditions as it deems appropriate.

(f) <u>Deemed Exercise of Reference Stock Option</u>. Upon the exercise of a Tandem Stock Appreciation Right, the Reference Stock Option or part thereof to which such Stock Appreciation Right is related shall be deemed to have been exercised for the purpose of the limitation set forth in Article IV of the Plan on the number of shares of Common Stock to be issued under the Plan.

(g) <u>Non-Transferability</u>. Tandem Stock Appreciation Rights shall be Transferable only when and to the extent that the underlying Stock Option would be Transferable under Section 6.4(e) of the Plan.

7.3 <u>Non-Tandem Stock Appreciation Rights</u>. Non-Tandem Stock Appreciation Rights may also be granted without reference to any Stock Options granted under the Plan.

7.4 <u>Terms and Conditions of Non-Tandem Stock Appreciation Rights</u>. Non-Tandem Stock Appreciation Rights granted hereunder shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be provided by the Committee in the applicable Award Agreement at the time of grant, and the following:

(a) <u>Exercise Price</u>. The exercise price per share of Common Stock subject to a Non-Tandem Stock Appreciation Right shall be provided by the Committee in the applicable Award Agreement at the time of grant, provided that the per share exercise price of a Non-Tandem Stock Appreciation Right, other than a Substitute Award, shall not be less than 100% of the Fair Market Value of the Common Stock at the time of grant. No Non-Tandem Stock Appreciation Right may be modified to reduce the exercise price thereof nor may a new Stock Appreciation Right or other Award at a lower price be substituted or exchanged for a surrendered Non-Tandem Stock Appreciation Right (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(b) <u>Term</u>. The term of each Non-Tandem Stock Appreciation Right shall be fixed by the Committee, but shall not be greater than 10 years after the date the right is granted.

(c) <u>Exercisability</u>. In accordance with the provisions of this Section 7.4, Non-Tandem Stock Appreciation Rights granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be provided by the Committee in the applicable Award Agreement at the time of grant. If the Committee provides, in its discretion, that any such right is exercisable subject to certain limitations (including, without limitation, that it is exercisable only in installments or within certain time periods), then, subject to the limitations set forth in Section 3.2(d) above, the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such right may be exercised), based on such factors, if any, as the Committee shall determine.

(d) <u>Method of Exercise</u>. Subject to whatever installment exercise and waiting period provisions apply under Section 7.4(c), Non-Tandem Stock Appreciation Rights may be exercised in whole or in part at any time in accordance with the applicable Award Agreement, by giving written notice of exercise to the Company specifying the number of Non-Tandem Stock Appreciation Rights to be exercised.

(e) <u>Payment</u>. Upon the exercise of a Non-Tandem Stock Appreciation Right a Participant shall be entitled to receive, for each right exercised, up to, but no more than, an amount in cash and/or Common Stock (as chosen by the Committee) equal in value to the excess of the Fair Market Value of one share of Common Stock on the date that the right is exercised over the Fair Market Value of one share of Common Stock on the date that the right was awarded to the Participant.

(f) <u>Termination</u>. Unless otherwise provided by the Committee in the applicable Award Agreement or, if no rights of the Participant are materially reduced, thereafter, subject to the provisions of the applicable Award Agreement and the Plan, upon a Participant's Termination for any reason, Non-Tandem Stock Appreciation Rights will remain exercisable following a Participant's Termination on the same basis as Stock Options would be exercisable following a Participant's Termination in accordance with the provisions of Sections 6.4(f) through 6.4(j).

(g) <u>Non-Transferability</u>. No Non-Tandem Stock Appreciation Rights shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all such rights shall be exercisable, during the Participant's lifetime, only by the Participant.

7.5 <u>Limited Stock Appreciation Rights</u>. The Committee may grant Tandem and Non-Tandem Stock Appreciation Rights either as a general Stock Appreciation Right or as a Limited Stock Appreciation Right. Limited Stock Appreciation Rights may be exercised only upon the occurrence of a Change in Control or such other event as the Committee may designate at the time of grant or thereafter. Upon the exercise of Limited Stock Appreciation Rights, except as otherwise provided in an Award Agreement, the Participant shall receive in cash and/or Common Stock, an amount equal to the amount (i) set forth in Section 7.2(e) with respect to Tandem Stock Appreciation Rights, or (ii) set forth in Section 7.4(e) with respect to Non-Tandem Stock Appreciation Rights.

7.6 <u>Other Terms and Conditions</u>. The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Stock Appreciation Right on a cashless basis on the last day of the term of such Stock Appreciation Right if the Participant has failed to exercise the Stock Appreciation Right as of such date, with respect to which the Fair Market Value of the shares of Common Stock underlying the Stock Appreciation Right exceeds the exercise price of such Stock Appreciation Right on the date of expiration of such Stock Appreciation Right, subject to Section 14.4. The Participant shall not have, with respect to any Stock Appreciation Right, any of the rights of a holder of shares of Common Stock of the Company (including, without limitation, the right to receive dividends, dividend equivalents, or the right to vote shares of Common Stock subject to such Stock Appreciation Right) until the issuance of the shares of Common Stock subject to such Stock Appreciation Right. Stock Appreciation Rights may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.


ARTICLE VIII
RESTRICTED STOCK


        8.1 <u>Awards of Restricted Stock</u>. Shares of Restricted Stock may be issued either alone or in addition to other Awards granted under the Plan. The Committee shall determine the Eligible Individuals, to whom, and the time or times at which, grants of Restricted Stock shall be made, the number of shares to be awarded, the price (if any) to be paid by the Participant (subject to Section 8.2), the time or times within which such Awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof (subject to Section 3.2(d)), and all other terms and conditions of the Awards.

The Committee may condition the grant or vesting of Restricted Stock upon the attainment of specified performance targets (including, the Performance Goals) or such other factor as the Committee may determine.

        8.2 <u>Awards and Certificates</u>. Eligible Individuals selected to receive Restricted Stock shall not have any right with respect to such Award, unless and until such Participant has delivered a fully executed copy of the agreement evidencing the Award to the Company, to the extent required by the Committee, and has otherwise complied with the applicable terms and conditions of such Award. Further, such Award shall be subject to the following conditions:

        (a) <u>Purchase Price</u>. The purchase price of Restricted Stock shall be fixed by the Committee. Subject to Section 4.3, the purchase price for shares of Restricted Stock may be zero to the extent permitted by applicable law, and, to the extent not so permitted, such purchase price may not be less than par value.

        (b) <u>Acceptance</u>. Awards of Restricted Stock must be accepted within a period of 60 days (or such shorter period as the Committee may specify at grant) after the grant date, by executing a Restricted Stock agreement (unless otherwise determined by the Committee) and by paying whatever price (if any) the Committee has designated thereunder.

        (c) <u>Legend</u>. Each Participant receiving Restricted Stock shall be issued a stock certificate in respect of such shares of Restricted Stock, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of shares of Restricted Stock. Such certificate shall be registered in the name of such Participant, and shall, in addition to such legends required by applicable securities laws, bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

"The anticipation, alienation, attachment, sale, transfer, assignment, pledge, encumbrance or charge of the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the BMC Stock Holdings, Inc. (the "Company") 2020 Incentive Compensation Plan (the "Plan") and an Agreement entered into between the registered owner and the Company dated _____. Copies of such Plan and Agreement are on file at the principal office of the Company."

        (d) <u>Custody</u>. If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that any stock certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Restricted Stock Award in the event that such Award is forfeited in whole or part.

        8.3 <u>Restrictions and Conditions</u>. The shares of Restricted Stock awarded pursuant to the Plan shall be subject to the following restrictions and conditions:

        (a) <u>Restriction Period</u>. (i) The Participant shall not be permitted to Transfer shares of Restricted Stock awarded under the Plan during the period or periods set by the Committee (the "Restriction Period") commencing on the date of such Award, as set forth in the Restricted Stock Award Agreement and such agreement shall set forth a vesting schedule and any event that would accelerate vesting of the shares of Restricted Stock (subject to Section 3.2(d)). Within these limits, based on service, attainment of Performance Goals pursuant to Section 8.3(a)(ii) and/or such other factors or criteria as the Committee may determine, the Committee may condition the grant or provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Stock Award (subject to Section 3.2(d)) and/or waive the deferral limitations for all or any part of any Restricted Stock Award.

        (ii) If the grant of shares of Restricted Stock or the lapse of restrictions is based on the attainment of Performance Goals, the Committee shall establish the objective Performance Goals and the applicable vesting percentage of the Restricted Stock applicable to each Participant or class of Participants in writing prior to the beginning of the applicable fiscal year or at such later date as otherwise determined by the Committee and while the outcome of the Performance Goals are substantially uncertain. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances.

(b) Rights as a Stockholder. Except as provided in Section 8.3(a) and this Section 8.3(b) or as otherwise provided by the Committee in the applicable Award Agreement at the time of grant, the Participant shall have, with respect to the shares of Restricted Stock, all of the rights of a holder of shares of Common Stock of the Company, including, without limitation, the right to receive dividends, the right to vote such shares and, subject to and conditioned upon the full vesting of shares of Restricted Stock, the right to tender such shares; provided, that the payment of dividends shall be deferred until, and conditioned upon, the expiration of the applicable Restriction Period.

(c) Termination. Unless otherwise provided by the Committee in the applicable Award Agreement or, if no rights of the Participant are reduced, thereafter, subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant's Termination for any reason during the relevant Restriction Period, all Restricted Stock still subject to restriction will be forfeited in accordance with the terms and conditions established by the Committee at grant or thereafter.

(d) Lapse of Restrictions. If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock, the certificates for such shares shall be delivered to the Participant either in certificated or book-entry form. All legends shall be removed from said shares of Common Stock at the time of delivery to the Participant, except as otherwise required by applicable law or other limitations imposed by the Committee.

ARTICLE IX
PERFORMANCE AWARDS

9.1 Performance Awards. The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals. If the Performance Award is payable in shares of Common Stock, such shares shall be transferable to the Participant only upon attainment of the relevant Performance Goal in accordance with Article VIII. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in shares of Common Stock (based on the then current Fair Market Value of such shares), as provided by the Committee in the applicable Award Agreement at the time of grant. Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve.

9.2 Terms and Conditions. Performance Awards awarded pursuant to this Article IX shall be subject to the following terms and conditions:

(a) Earning of Performance Award. At the expiration of the applicable Performance Period, the Committee shall determine the extent to which the Performance Goals established pursuant to Section 9.2(c) are achieved and the percentage of each Performance Award that has been earned.

(b) Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period.

(c) Performance Goals, Formulae or Standards. The Committee shall establish the Performance Goals for the earning of Performance Awards based on a Performance Period applicable to each Participant or class of Participants. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar events or circumstances.

(d) Dividends. Unless otherwise provided by the Committee in the applicable Award Agreement, amounts equal to dividends declared during the Performance Period with respect to the number of shares of Common Stock covered by a Performance Award will not be paid to the Participant. In any event, dividends and dividend equivalents may not be paid on any unearned or unvested Performance Awards; provided, however, that to the extent provided by the Committee in the applicable Award Agreement, dividend equivalents may accrue and be paid out if and to the extent that the underlying Performance Award vests.

(e) Payment. Following the Committee's determination in accordance with Section 9.2(a), the Company shall settle Performance Awards, in such form (including, without limitation, in shares of Common Stock or in cash) as determined by the Committee, in an amount equal to such Participant's earned Performance Awards.

(f) Termination. Subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant's Termination for any reason during the Performance Period for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant.

(g) Accelerated Vesting. Based on service, performance and/or such other factors or criteria, if any, as the Committee may determine, and subject to Section 3.2(d) hereof, the Committee may, at or after grant, accelerate the vesting of all or any part of any Performance Award.

ARTICLE X
OTHER STOCK-BASED AND CASH-BASED AWARDS

10.1 Other Stock-Based Awards. The Committee is authorized to grant to Eligible Individuals Other Stock-Based Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Common Stock, including but not limited to, shares of Common Stock awarded purely as a bonus and not subject to restrictions or conditions (subject to Section 3.2(d) hereof), shares of Common Stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company or an Affiliate, stock equivalent units, restricted stock units, and Awards valued by reference to book value of shares of Common Stock. Other Stock-Based Awards may be granted either alone or in addition to or in tandem with other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall have authority to determine the Eligible Individuals, to whom, and the time or times at which, such Awards shall be made, the number of shares of Common Stock to be awarded pursuant to such Awards, and all other conditions of the Awards. The Committee may also provide for the grant of Common Stock under such Awards upon the completion of a specified Performance Period.

The Committee may condition the grant or vesting of Other Stock-Based Awards upon the attainment of specified Performance Goals as the Committee may determine. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances.

10.2 Terms and Conditions. Other Stock-Based Awards made pursuant to this Article X shall be subject to the following terms and conditions:

(a) Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, shares of Common Stock subject to Awards made under this Article X may not be Transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses.

(b) Dividends. Unless otherwise provided by the Committee in the applicable Award Agreement, subject to the provisions of the Award Agreement and the Plan, the recipient of an Award under this Article X shall not be entitled to receive, currently or on a deferred basis, dividends or dividend equivalents in respect of the number of shares of Common Stock covered by the Award. In any event, dividends and dividend equivalents may not be paid on any unvested Other Stock-Based Awards; provided, however, that to the extent provided by the Committee in the applicable Award Agreement, dividend equivalents may accrue and be paid out if and to the extent that the underlying Other Stock-Based Award vests.

(c) Vesting. Subject to Section 3.2(d), any Award under this Article X and any Common Stock covered by any such Award shall vest or be forfeited to the extent so provided in the Award Agreement.

(d) Price. Common Stock issued on a bonus basis under this Article X may be issued for no cash consideration. Common Stock purchased pursuant to a purchase right awarded under this Article X shall be priced, as determined by the Committee.

10.3 Other Cash-Based Awards. The Committee may from time to time grant Other Cash-Based Awards to Eligible Individuals in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law. Other Cash-Based Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions. The grant of an Other Cash-Based Award shall not require a segregation of any of the Company's assets for satisfaction of the Company's payment obligation thereunder.

The Committee may condition the grant or vesting of Other Cash-Based Awards upon the attainment of specified Performance Goals as the Committee may determine. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances.

ARTICLE XI
CHANGE IN CONTROL PROVISIONS

11.1 Benefits. In the event of a Change in Control of the Company (as defined below), and except as otherwise provided by the Committee in an Award Agreement, a Participant's unvested Award shall not vest automatically and a Participant's Award shall be treated in accordance with one of the following methods as determined by the Committee:

(a) Awards, whether or not then vested, shall be continued, assumed, have new rights substituted therefor or be treated in accordance with Section 4.2(d) hereof, as determined by the Committee, and restrictions to which shares of Restricted Stock or any other Award granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Restricted Stock or other Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Common Stock on such terms as determined by the Committee; provided that the Committee may decide to award additional Restricted Stock or other Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto).

(b) The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess (if any) of the Change in Control Price (as defined below) of the shares of Common Stock covered by such Awards, over the aggregate exercise price of such Awards, or cancelling such Award for no consideration in the event that such exercise price exceeds the Change in Control price. For purposes of this Section 11.1, "Change in Control Price" shall mean the price per share of Common Stock paid to shareholders generally in any transaction related to a Change in Control of the Company, as determined by the Committee.

11.2 Change in Control. Unless otherwise provided by the Committee in the applicable Award Agreement at the time of grant or other written agreement approved by the Committee, a "Change in Control" shall be deemed to occur if:

(a) any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock of the Company), becoming the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities;

(b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in paragraph (a), (c), or (d) of this Section 11.2 or a director whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(c) consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or parent thereof) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in Section 11.2(a)) acquires more than 50% of the combined voting power of the Company's then outstanding securities shall not constitute a Change in Control of the Company; or

(d) a complete liquidation or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company's assets other than the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

Notwithstanding the foregoing, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code where Change in Control is intended to be a payment event in compliance with Section 409A, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a "change in ownership," a "change in effective control" or a "change in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A of the Code.

ARTICLE XII
TERMINATION OR AMENDMENT OF PLAN

12.1 Termination or Amendment. Notwithstanding any other provision of the Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article XIV or Section 409A of the Code), or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided herein, the rights of a Participant with respect to Awards granted prior to such amendment, suspension or termination, may not be materially impaired without the consent of such Participant and, provided further, that without the approval of the holders of the Company's Common Stock entitled to vote in accordance with applicable law, no amendment may be made that would (i) increase the aggregate number of shares of Common Stock that may be issued under the Plan (except by operation of Section 4.2); (ii) increase the maximum individual Participant limitations for a fiscal year under Section 4.1(b) (except by operation of Section 4.2); (iii) change the classification of individuals eligible to receive Awards under the Plan; (iv) decrease the exercise price of any Stock Option or Stock Appreciation Right; (v) extend the maximum option period under Section 6.4; (vi) award any Award in replacement of a canceled Stock Option or Stock Appreciation Right with a higher exercise price than the replacement award; or (viii) otherwise require stockholder approval in order for the Plan to comply with applicable law or the rules and regulations or the rules of any exchange or system on which the Company's securities are listed or traded. Notwithstanding anything herein to the contrary, the Board may amend the Plan or any Award Agreement at any time without a Participant's consent to comply with applicable law including Section 409A of the Code. The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Article IV or as otherwise specifically provided herein, no such amendment or other action by the Committee shall materially impair the rights of any Participant without the Participant's consent.

ARTICLE XIII
UNFUNDED STATUS OF PLAN

The Plan is intended to constitute an "unfunded" plan. With respect to any payment as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

ARTICLE XIV
GENERAL PROVISIONS

14.1 Legend. The Committee may require each person receiving shares of Common Stock pursuant to an Award under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof. In addition to any legend required by the Plan, the certificates for such shares may include any legend that the Committee deems appropriate to reflect any restrictions on Transfer. All certificates for shares of Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed or any national securities exchange system upon whose system the Common Stock is then quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

14.2 Other Plans. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

14.3 No Right to Employment/Directorship/Consultancy. Neither the Plan nor the grant of any Option or other Award hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall there be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate such employment, consultancy or directorship at any time.

14.4 Withholding of Taxes. The Participant shall be responsible for payment of any taxes or similar charges permitted by law to be paid by the Participant or withheld from an Award or an amount paid in satisfaction of an Award. Any withholdings shall be paid by the Participant on or prior to the payment or other event that results in taxable income in respect of an Award. In addition to the methods described in the Plan, the Award Agreement may specify the manner in which the withholding or other tax-related obligation shall be satisfied with respect to the particular type of Award. Without limiting the foregoing, if the Company reasonably determines that under the requirements of applicable taxation laws or regulations of any applicable governmental authority it is obliged or permitted to withhold for remittance to a taxing authority any amount upon the grant, vesting, or exercise of an Award, the other disposition or deemed disposition by a Participant of an Award or any shares of Common Stock or the provision of any other benefit under the Plan and if the Participant does not provide notice of the applicable withholding method from items (a) through (d) below, the Company may take any steps it considers reasonably necessary in the circumstances in connection therewith, including, without limiting the generality of the foregoing:

(a) requiring the Participant to pay the Company any such amount as the Company is obliged to remit to such taxing authority in respect thereof, with any such payment, in any event, being due no later than the date as of which any such amount first becomes included in the gross income of the Participant for tax purposes;

(b) to the extent permitted, and subject to rules established by, the Committee, issuing any shares of Common Stock issued pursuant to an Award to an agent on behalf of the Participant and directing the agent to sell a sufficient number of such shares on behalf of the Participant to satisfy the amount of any such withholding obligation, with the agent paying the proceeds of any such sale to the Company for this purpose;

(c) to the extent permitted, and subject to the rules established by, the Committee, withholding from the shares of Common Stock otherwise issuable pursuant to the exercise or settlement of an Award a number of shares of Common Stock sufficient to satisfy the amount of any such withholding obligation; or

(d) to the extent permitted by law and consistent with Section 409A of the Code, deducting the amount of any such withholding obligation from any payment of any kind otherwise due to the Participant.

14.5 No Assignment of Benefits. No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

14.6 Governing Law. The Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

14.7 <u>**Jurisdiction; Waiver of Jury Trial**</u>. Any suit, action or proceeding with respect to the Plan or any Award Agreement, or any judgment entered by any court of competent jurisdiction in respect of any thereof, shall be resolved only in the courts of the State of Delaware or the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, the Company and each Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or any Award Agreement, or for the recognition and enforcement of any judgment in respect thereof (a "Proceeding"), to the exclusive jurisdiction of the courts of the State of Delaware, the court of the United States of America for the District of Delaware, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Delaware State court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and each Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or any Award Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant's address shown in the books and records of the Company or, in the case of the Company, at the Company's principal offices, attention General Counsel, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

14.8 <u>**Construction**</u>. Wherever any words are used in the Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

14.9 <u>**Other Benefits**</u>. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation, except to the extent legally required pursuant to the terms of such plan.

14.10 <u>**Costs**</u>. The Company shall bear all expenses associated with administering the Plan, including expenses of issuing Common Stock pursuant to Awards hereunder.

14.11 <u>**No Right to Same Benefits**</u>. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

14.12 <u>**Death/Disability**</u>. The Committee may in its discretion require the transferee of a Participant to supply it with written notice of the Participant's death or Disability and to supply it with a copy of the will (in the case of the Participant's death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award. The Committee may also require that the agreement of the transferee to be bound by all of the terms and conditions of the Plan.

14.13 <u>**Section 16(b) of the Exchange Act**</u>. All elections and transactions under the Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3. The Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

14.14 <u>**Section 409A of the Code**</u>. The Plan is intended to be exempt from or otherwise comply with the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of "nonqualified deferred compensation" (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a "specified employee" (as defined under Section 409A of the Code) as a result of such employee's separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period.

14.15 <u>**Successor and Assigns**</u>. The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

14.16 <u>**Severability of Provisions**</u>. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

14.17 <u>Payments to Minors, Etc.</u> Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

14.18 <u>Headings and Captions.</u> The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

14.19 <u>Company Recoupment of Awards.</u> A Participant's rights with respect to any Award hereunder shall in all events be subject to (i) any right that the Company may have under any Company recoupment policy or other agreement or arrangement with a Participant, or (ii) any right or obligation that the Company may have regarding the clawback of "incentive-based compensation" under Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission or any other applicable law.

ARTICLE XV
EFFECTIVE DATE OF PLAN; Term of Plan

The Plan was approved by the Board on March 19, 2020 and shall become effective on the date the Plan is approved by the stockholders of the Company (the "Effective Date"). Subject to earlier termination as provided in Article XII, no new Awards may be granted under the Plan on or after March 19, 2030; provided, however, that Awards outstanding on such date shall remain subject to the terms of the Plan and any applicable Award Agreement.

EXHIBIT A
PERFORMANCE GOALS

Performance goals established for purposes of Awards may be based on the attainment of certain target levels of, or a specified increase or decrease (as applicable) in one or more of the following performance goals:

- earnings per share;
- operating income;
- gross income;
- net income (before or after taxes);
- cash flow;
- gross profit;
- gross profit return on investment;
- gross margin return on investment;
- gross margin;
- operating margin;
- working capital;
- earnings before interest and taxes;
- earnings before interest, tax, depreciation and amortization;
- return on equity;
- return on assets;
- return on capital;
- return on invested capital;
- net revenues;
- gross revenues;
- revenue growth, as to either gross or net revenues;
- annual recurring net or gross revenues;
- recurring net or gross revenues;
- license revenues;
- sales or market share;
- total shareholder return;
- economic value added;
- specified objectives with regard to limiting the level of increase in all or a portion of the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee;
- the fair market value of a share of Common Stock;
- the growth in the value of an investment in the Common Stock assuming the reinvestment of dividends;
- reduction in operating expenses; or
- any such other performance criteria determined appropriate by the Committee.

The Committee may, in its sole discretion, also exclude, or adjust to reflect, the impact of an event or occurrence that the Committee determines should be appropriately excluded or adjusted, including, without limitation:

(a) restructurings, discontinued operations, extraordinary items or events, and other unusual or non-recurring charges as described in

Accounting Standards Codification 225-20, "Extraordinary and Unusual Items," and/or management's discussion and analysis of financial condition and results of operations appearing or incorporated by reference in the Company's Form 10-K for the applicable year;

(b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or

(c) a change in tax law or accounting standards required by generally accepted accounting principles.

Performance goals may also be based upon individual participant performance goals, as determined by the Committee or on such other performance goals as determined by the Committee in its sole discretion.

In addition, such performance goals may be based upon the attainment of specified levels of Company (or subsidiary, division, other operational unit, administrative department or product category of the Company) performance under one or more of the measures described above relative to the performance of other corporations. The Committee may also:

(a) designate additional business criteria on which the performance goals may be based; or

(b) adjust, modify or amend the aforementioned business criteria.



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